As filed with the Securities and Exchange Commission on March 9, 2015

Registration No. 333-202057

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Valeritas, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	20-5321056
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

750 Route 202 South, Suite 600

Bridgewater, NJ 08807

(908) 927-9920

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kristine Peterson

Chief Executive Officer

Valeritas, Inc.

750 Route 202 South, Suite 600

Bridgewater, NJ 08807

(908) 927-9920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos Johan V. Brigham Brandon J. Bortner Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Divakar Gupta Brent B. Siler Brian F. Leaf Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.00001 par value per share	$92,000,000	$10,691(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Of this amount, $10,458 was previously paid in connection with the initial filing of this Registration Statement on February 12, 2015.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 9, 2015

Prospectus 5,000,000 Shares VALERITAS, INC. Common Stock $ per share

• Valeritas, Inc. is offering 5,000,000 shares of our common stock.	• This is our initial public offering and no public market currently exists for our shares.

• We anticipate that the initial public offering price per share will be between $14.00 and $16.00.	• Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “VLRX.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus summary—Implications of being an emerging growth company.”

	Price to Public	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Valeritas, Inc.	$	$

(1)	See “Underwriting” beginning on page 143 for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of common stock.

Certain affiliates of our directors and other principal stockholders, including entities affiliated with Welsh, Carson, Anderson & Stowe XI, L.P, Pitango Venture Capital, MPM Capital and ONSET Ventures, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $20.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. Any allocation of shares in the offering to these existing stockholders will be made at our direction. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

Delivery of the shares of common stock is expected to be made on or about                 , 2015.

Piper Jaffray	Leerink Partners

Oppenheimer & Co.

The date of this prospectus is                 , 2015.

When adult patients with Type 2 diabetes on basal insulin are not at goal

The V-Go® Insulin Delivery Device delivers a continuous preset basal rate of insulin plus on-demand bolus dosing at mealtimes, which may help improve glycemic control.

1 injection, once a day
Patients can add control at mealtimes without adding injections.

Basal-bolus therapy for 24 hours
Provides a continuous preset basal rate of insulin and on-demand bolus dosing at mealtimes.

Easy to fill, apply, use, and remove
Helps simplify basal-bolus therapy because it's all-in-1 (1 device, 1 insulin*).

V-GO®
DISPOSABLE INSULIN DELIVERY
FREEDOM TO GO

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date.

i

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications, research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market data are appropriate, neither such research nor data have been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or have rights to use a number of registered and common law trademarks, service marks and trade names in connection with our business in the United States and/or in certain foreign jurisdictions, including, but not limited to, “Valeritas,” “V-Go,” “V-Go Life,” “h-Patch,” “Mini-Ject,” “Micro-Trans” and “Floating Needle.”

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

This prospectus summary discusses the key aspects of the offering and highlights certain information appearing elsewhere in this prospectus. However, as this is a summary, it does not contain all of the information that you should consider before making a decision to invest in our common stock. You are encouraged to carefully read this entire prospectus, including the information provided under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, before investing in our common stock. Unless otherwise stated in this prospectus, references to “Valeritas,” “we,” “us,” “our” or “our company” refer to Valeritas, Inc.

Overview

We are a commercial-stage medical technology company focused on developing innovative technologies to improve the health and quality of life of people with Type 2 diabetes. We designed our first commercialized product, the V-Go Disposable Insulin Delivery Device, or V-Go, to help patients with Type 2 diabetes who require insulin to achieve and maintain their target blood glucose goals. V-Go is a small, discreet and easy-to-use disposable insulin delivery device that a patient adheres to his or her skin every 24 hours. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery by releasing a single type of insulin at a continuous preset background, or basal, rate over a 24-hour period and on demand around mealtime, or bolus dosing. The basal-bolus insulin regimen provided by V-Go enables patients to manage their diabetes with insulin, but without the need to plan their daily routine around multiple daily injections.

Insulin therapies using syringes, pens and programmable insulin pumps are often burdensome to a Type 2 diabetes patient’s daily routine, which can lead to poor adherence to prescribed insulin regimens and, as a result, ineffective diabetes management. We believe V-Go is an attractive management tool for patients with Type 2 diabetes requiring insulin because it only requires a single fill of insulin prior to use and provides comprehensive basal-bolus therapy without the burden and inconvenience associated with multiple daily injections. V-Go is available in three different dosages depending on the patient’s needs and is generally cost competitive for both patients and third-party payors when compared to insulin pens or programmable insulin pumps.

V-Go was the first insulin delivery device cleared by the U.S. Food and Drug Administration, or FDA, under its Infusion Pump Improvement Initiative, and is the only FDA-cleared mechanical basal-bolus insulin delivery device on the market in the United States. We developed V-Go based on our proprietary h-Patch platform technology, which facilitates the simple and effective subcutaneous delivery of injectable medicines to patients across a broad range of therapeutic areas. Unlike many other insulin delivery devices, V-Go is available at retail and mail order pharmacies. The Medicare Part D outpatient drug benefit defines V-Go and certain other supplies used for injecting insulin as “drugs,” which allows V-Go to be available for coverage by Part D Plans under Medicare Part D. In addition to Medicare, a majority of commercially insured patients are currently covered for V-Go under their insurance plans.

We commenced commercial sales of V-Go in the United States during 2012. In the second half of 2012, we began hiring sales representatives in selected U.S. markets. At the end of 2014, our sales team covered 63 territories primarily within the East, South, Midwest and Southwest regions of the United States. Our revenue increased from $0.6 million in 2012 to $6.2 million in 2013 and to $13.5 million in 2014, reflecting our territorial expansion. Our net loss was $87.6 million $65.6 million for the years ended December 31, 2013 and 2014, respectively. Our accumulated deficit as of December 31, 2014 was $310.7 million. Since launching V-Go, the total number of prescriptions for, and the number of patients using, V-Go have increased each quarter. Based on prescription data, we estimate there were approximately 83,000

V-Go prescriptions filled during the year ended December 31, 2014, and we estimate that approximately 13,000 patients with Type 2 diabetes were using V-Go as of December 31, 2014.

The Market

Diabetes is a chronic, life-threatening disease that impacts an estimated 371 million people worldwide and is characterized by the body’s inability to properly metabolize glucose. Diabetes is classified into two main types. Type 1 diabetes is caused by an autoimmune response in which the body attacks and destroys the insulin-producing cells of the pancreas. Type 2 diabetes, the more prevalent form of the disease, occurs when either the body does not produce enough insulin to regulate the amount of glucose in the blood or cells become resistant to insulin and are unable to use it effectively.

We currently focus on the treatment of patients with Type 2 diabetes—a pervasive and costly disease that, according to the 2014 National Diabetes Statistics Report released by the U.S. Centers for Disease Control and Prevention, or CDC, currently affects between 90% and 95% of the approximately 22 million U.S. adults diagnosed with diabetes. We believe the majority of the 12.8 million U.S. adults treating their Type 2 diabetes with more than one daily oral anti-diabetic drug, or OAD, or an injectable diabetes medicine can benefit from V-Go’s innovative approach to Type 2 diabetes management. Our near-term market consists of the approximately 5.8 million of these patients who currently take insulin, which includes 4.6 million patients who have not been able to achieve their target blood glucose goal.

Therapeutic Challenges and Limitations of Current Insulin Delivery Mechanisms

Once Type 2 diabetes has been diagnosed, physicians and patients often first seek to manage the disease through meal planning and physical activity before progressing to medications designed to manage blood glucose levels. Patients often begin medical treatment with a once-daily OAD. Within five years of diagnosis, patients with Type 2 diabetes generally move past one OAD per day to multiple daily OADs, which could also include an injectable glucagon-like peptide-1 receptor agonist, or GLP-1, which, among other actions, stimulates the release of insulin by the body. Within 10 years of diagnosis, patients generally add injectable insulin to their regimen.

Multiple studies indicate that, when taken as prescribed, a basal-bolus insulin regimen is a very effective means for lowering blood glucose levels of patients with Type 2 diabetes because it most closely mimics the body’s normal physiologic pattern of insulin delivery throughout the day. However, regardless of the type of insulin therapy, many patients with Type 2 diabetes on insulin fail to reach their target blood glucose goals, and patient non-adherence to prescribed insulin therapy is often an important contributing factor in a patient’s failure to achieve glycemic control. According to a recent study of patients with Type 2 diabetes, the most common reasons cited by patients for failing to comply with a prescribed treatment regimen include the burden of multiple daily injections, the potential embarrassment about injecting medication around family and friends or in public, and interference with the patient’s daily activities and resulting loss of freedom. Failure to comply with prescribed insulin therapy, particularly mealtime insulin therapy, reduces the overall efficacy of insulin treatment in managing a patient’s Type 2 diabetes. We believe V-Go is appealing to healthcare providers and patients because it combines the benefits of basal-bolus therapy with the convenience of a once-daily injection.

Our Solution

V-Go Disposable Insulin Delivery Device

V-Go is a simple, discreet and effective solution to help control blood glucose in adults with Type 2 diabetes by providing the following key benefits.

•	Specifically Designed for Patients with Type 2 Diabetes. V-Go is a daily-disposable mechanical device that operates without electronics, batteries, infusion sets or programming. It is worn on the skin under clothing and measures just 2.4 inches wide by 1.3 inches long by 0.5 inches thick, weighing approximately one ounce when filled with insulin. In a recent national study of patients with Type 2 diabetes, 72% of patients prescribed basal-bolus injectable insulin regimens reported not taking injections away from home, making it difficult for many of them to remain in compliance with their prescribed therapy. However, V-Go was designed to facilitate basal-bolus therapy compliance by patients with Type 2 diabetes.

•

Simple, Effective and Innovative Approach to Insulin-Based Diabetes Management.    V-Go utilizes our proprietary h-Patch drug delivery technology to enable patients to closely mimic the body’s normal physiologic pattern of insulin delivery by predictably delivering a single type of insulin at a continuous preset basal rate over a 24-hour period and convenient and discreet on-demand bolus dosing at mealtimes. We believe V-Go’s simple and effective approach to insulin therapy facilitates patient adherence to basal-bolus insulin regimens, which leads to better patient results.

•

User-Friendly Design.    In addition to its small size and dosage versatility, V-Go offers many additional user-friendly features designed to treat and improve the quality of life of patients with Type 2 diabetes requiring insulin, including:

•	using a single fast-acting insulin, such as Humalog or NovoLog, rather than a combination of multiple types or premixed insulin;

•	not requiring patients to carry syringes, pens or other supplies for mealtime bolus dosing;

•	offering the convenience of pressing buttons for on-demand bolus dosing through clothing;

•	allowing patients to easily maintain their daily routines and activities, including showering, exercising and sleeping;

•	only requiring application of a new V-Go every 24 hours, which offers patients the flexibility to selectively choose an application site that best suits the day’s activities; and

•	not burdening patients with the complexities associated with learning to use an electronic device or programming a pump.

•

Cost Effective for Payor and Patient Alike.    V-Go is generally a cost competitive option for payors and patients when compared to insulin pens, which are the delivery method prescribed for a majority of all insulin therapies.

Next-Generation: Pre-Fill V-Go

We are developing a next-generation, single-use disposable V-Go device that will feature a separate pre-filled insulin cartridge that can be inserted by the patient into the V-Go. While the current V-Go simplifies the use of insulin for patients with Type 2 diabetes, we believe that a pre-filled V-Go will make insulin therapy even simpler by eliminating the device-filling process by the patient, which we expect could promote adoption by patients with Type 2 diabetes.

Our Strategy

Our goal is to significantly expand and further penetrate the Type 2 diabetes market and become a leading provider of devices designed for basal-bolus insulin therapy.

Our short-term business strategies include the following.

•	Increase Adoption of V-Go in Our Existing Regions by Adding Sales Representatives. At the end of 2014, our sales team covered 63 territories primarily within the East, South,

Midwest and Southwest regions of the United States. We intend to continue to invest in the expansion of this infrastructure to increase our reach to additional healthcare providers in our existing geographies, which we believe will drive continued adoption of V-Go and increase our revenue.

•

Increase Promotional Efforts to Drive Awareness of V-Go.    We intend to undertake additional marketing activities to drive awareness of V-Go to healthcare providers and patients by educating them about the convenience and health benefits associated with V-Go, which we believe will lead to increased adoption of our product.

•

Expand Third-Party Reimbursement for V-Go in the United States.    We intend to enable more patients covered by commercial insurance plans to be reimbursed for V-Go as a pharmacy benefit rather than a medical benefit. In addition, while more than 70% of commercially insured lives in the United States and more than 60% of lives insured by Medicare are covered for V-Go, we intend to further expand payor adoption. We also intend to continue to deploy our reimbursement team that helps patients gain access to V-Go by supporting them throughout the reimbursement process.

•

Leverage Our Scalable Manufacturing Operations to Increase Gross Margin.    We intend to leverage our scalable and flexible manufacturing infrastructure and related operational efficiencies to increase our gross margin by reducing our product costs. We believe the existing production lines of our contract manufacturer, or CMO, will have the ability to meet our current and expected near-term V-Go demand. Our CMO also has the ability to replicate additional production lines within its current facility footprint. In addition, we believe that due to shared product design features with V-Go, our production processes are readily adaptable to the manufacture of new products, including a pre-fill V-Go.

Our long-term business strategies include the following.

•

Establish a National Footprint and Explore International Expansion.    We intend to explore expanding our sales and marketing infrastructure to establish nationwide access to physicians, as well as our options for international expansion through strategic collaborations, in-licensing arrangements or alliances.

•

Capture Improved Economics Through the Commercialization of Pre-Fill V-Go.    We are developing and intend to commercialize our pre-fill V-Go product, which we believe will offer patients an even more simplified user experience, thereby increasing our target market to include patients with Type 2 diabetes not currently on insulin. In addition, we expect to have additional opportunities to generate revenue through the sale of insulin in connection with the pre-fill V-Go. We believe a pre-fill option will also lay the foundation for using our proprietary h-Patch technology with other injectable therapies where patients could benefit from simple, convenient and continuous drug delivery.

•

Advance Our Proprietary Drug Delivery Technologies into Other Therapeutic Areas.    We have built a significant portfolio of proprietary technologies designed to simply and effectively deliver injectable medicines to patients across a broad range of therapeutic areas. We intend to continue to advance these technologies, including our pre-fill V-Go product, either by working with third parties to incorporate them into existing commercial products or by licensing the rights to them to third parties for further development and commercialization.

Selected Risk Factors

Our business is subject to numerous risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks may prevent us from achieving our business objectives, and may adversely affect our business, financial condition, results of operations and prospects. These risks are discussed in greater detail in the section entitled “Risk Factors” beginning on page 13 of this prospectus. Certain of these risks include:

•	we have incurred significant operating losses since inception and we cannot be certain that we will ever achieve profitability;

•	we currently rely on sales of V-Go to generate all of our revenue, and any factors that negatively impact our sales of V-Go would also negatively impact our financial condition and operating results;

•

our ability to maintain and grow our revenue depends in part on our ability to retain a high percentage of our patient customer base or the few significant wholesale customers that account for nearly all of our sales;

•	the failure of V-Go to achieve and maintain market acceptance could result in our achieving sales below our expectations;

•

we operate in a very competitive industry, and if we fail to compete successfully against our existing or potential competitors, many of whom have greater resources than we have, our revenue and operating results may be negatively affected;

•	competitive products or other technological breakthroughs for the monitoring, treatment or prevention of diabetes or technological developments may render our product obsolete or less desirable;

•	if we are unable to expand our sales and marketing infrastructure, we may fail to increase our sales to meet our anticipated levels;

•	the failure to secure or retain adequate coverage or reimbursement for V-Go or any future products could hinder our commercial success;

•

manufacturing risks, including risks related to manufacturing in China, may adversely affect our ability to manufacture our products and could reduce our gross margins and negatively affect our operating results;

•	our ability to protect our intellectual property and proprietary technology is uncertain; and

•	our product and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements would cause our business to suffer.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies that are not emerging growth companies. These exemptions include:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” or if our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of some, but not all, of the reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Events

2014 Reorganization

During the second quarter of 2014, we consummated a series of transactions designed to facilitate future capital raising by simplifying our capitalization. On June 19, 2014, Valeritas Merger Sub, Inc., a Delaware corporation, and a direct, wholly owned subsidiary of Valeritas Holdings, LLC, a Delaware limited liability company, or Holdings, merged with and into us. Throughout this prospectus, we refer to this merger and related transactions as the “2014 Reorganization.” Prior to the 2014 Reorganization, Holdings was our direct wholly owned subsidiary. We survived the 2014 Reorganization as a direct, wholly owned subsidiary of Holdings. In connection with the 2014 Reorganization, all of the pre-merger holders of our Series A, B, C, C-1 and C-2 preferred stock, common stock, options to purchase common stock and preferred stock warrants, or the Prior Holders, converted their securities into preferentially equivalent units in Holdings, and we issued 6,923,076 shares of our common stock to Holdings.

As a result of this series of transactions, immediately following the 2014 Reorganization:

•	our only outstanding capital stock consisted of 6,923,076 shares of our common stock issued to Holdings in connection with the 2014 Reorganization;

•	our prior Series A, B, C, C-1 and C-2 preferred stock, options to purchase common stock and preferred stock warrants were no longer outstanding;

•	Holdings’ sole asset was 6,923,076 shares of our common stock; and

•

the Prior Holders no longer held a direct interest in our capital stock, but rather an indirect interest (by virtue of their interest in Holdings) in the 6,923,076 shares of our common stock held by Holdings, which will only be realized upon Holdings’ liquidation.

We are currently unable to determine the number of shares of our common stock allocable to each Prior Holder upon Holdings’ liquidation because, pursuant to Holdings’ operating agreement, its liquidation will not occur for at least 18 months after the consummation of this offering, unless earlier effected with the consent of Holdings’ board of managers as provided in its operating agreement. The allocation by Holdings of its 6,923,076 shares of our common stock to the Prior Holders will be based upon the market value of our common stock at the time of its liquidation and liquidation preferences applicable to Holdings’ units.

Additionally, in connection with the 2014 Reorganization, warrants to purchase 3,588,870 shares of our common stock held by Capital Royalty Partners were cancelled. As a result of the Series D Financing described below, on August 5, 2014, December 8, 2014 and February 28, 2015, we issued Capital Royalty Partners warrants to purchase 152,821 shares, 24,526 shares and 1,802 shares, respectively, of our common stock, in each case exercisable at $0.013 per share. Unless previously exercised, these warrants will be automatically exercised upon the completion of this offering pursuant to their terms. Upon the completion of this offering we expect to issue 178,993 shares of common stock upon the net exercise of these warrants, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Series D Financing

Following the 2014 Reorganization, we entered into a preferred stock purchase and sale agreement for the private placement of shares of our Series D Preferred Stock, or the Series D Financing. We closed the sale of the first 2,195,122 shares of Series D Preferred Stock on June 23, 2014 for gross proceeds of $22.0 million and the sale of an additional 548,780 shares on July 9, 2014 for gross proceeds of $5.4 million. Throughout this prospectus, we collectively refer to the Series D Financing and the 2014 Reorganization as the “2014 Recapitalization.”

On December 8, 2014, we sold an additional 1,560,976 shares of our Series D Preferred Stock for gross proceeds of $15.6 million. We refer to this additional issuance of Series D Preferred Stock in this prospectus as the “Second Series D Closing.”

In addition, on January 2, 2015, we sold an additional 195,122 shares of our Series D Preferred Stock for gross proceeds of $2.0 million. We refer to this additional issuance of Series D Preferred Stock in this prospectus as the “Third Series D Closing.”

On February 28, 2015, we sold an additional 85,000 shares of our Series D Preferred Stock for gross proceeds of $850,000. We refer to this additional issuance of Series D Preferred Stock as the “Fourth Series D Closing.”

Following the Fourth Series D Closing, our issued and outstanding capital stock consists solely of the 6,923,076 shares of common stock held by Holdings and 4,585,000 shares of our Series D Preferred Stock.

Based on the conversion ratio of the Series D Preferred Stock, the outstanding shares are convertible into an aggregate of 3,526,896 shares of common stock. The Series D Preferred Stock also accrues cumulative dividends at an annual rate of 8% from the respective dates of issuance. Assuming the closing of this offering on March 25, 2015, we would issue an additional 158,753 shares of common stock upon conversion of the Series D Preferred Stock in satisfaction of accrued dividends.

For a further discussion of the 2014 Recapitalization, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Corporate Information

We were initially formed in August 2006 as a limited liability company in the state of Delaware. In December 2007, we changed our organizational form and name from Valeritas, LLC to Valeritas, Inc., a Delaware corporation. Our principal executive offices are located at 750 Route 202 South, Suite 600, Bridgewater, NJ 08807. The telephone number of our principal executive office is (908) 927-9920. Our website address is www.valeritas.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our common stock.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	15,788,102 shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to 750,000 additional shares of our common stock.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $68 million, based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $78 million.

We currently anticipate that we will use approximately $54 million of the net proceeds received by us to support sales and marketing activities for V-Go and to expand our sales and marketing infrastructure. We anticipate we will use approximately $14 million of the net proceeds received by us to fund research, development and engineering activities and manufacturing capabilities, which we expect to include the further development of our pre-filled V-Go, although we expect that we will need to seek additional capital to complete its development and commercialization. We expect that the remaining net proceeds, if any, will be used for working capital and other general corporate purposes. See “Use of proceeds.”

Directed share program	At our request, the underwriters have reserved up to 250,000 shares of common stock, or approximately 5% of the shares being offered by this prospectus (excluding the shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase additional shares), for sale at the initial public offering price to our directors, officers and employees and certain other persons associated with us, as designated by us.

The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. For further information regarding our directed share program, please see “Underwriting.”

Risk factors	See “Risk factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

NASDAQ Global Market symbol	“VLRX.”

The 15,788,102 shares of our common stock to be outstanding after this offering is based on 6,923,076 shares of our common stock outstanding as of March 9, 2015 (before giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock, including accrued dividends thereon, into an aggregate of 3,685,649 shares of our common stock upon the closing of this offering, assuming a closing date for this offering of March 25, 2015, (ii) the issuance of 179,377 shares of our common stock as a result of the net exercise of all outstanding warrants as of the date of this prospectus, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that will occur automatically upon the closing of this offering, and (iii) the issuance by us of 5,000,000 shares of our common stock in this offering), and excludes:

•	1,167,796 shares of common stock issuable upon exercise of stock options outstanding as of March 9, 2015, at a weighted-average exercise price of $11.22 per share;

•

518,600 shares of common stock issuable upon exercise of options to be issued to members of management and some of our employees in connection with this offering, at an exercise price per share equal to the initial public offering price; and

•	1,744,615 shares of our common stock reserved for future issuance under our 2014 Incentive Compensation Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for-1.30 reverse stock split of our common stock effected on March 6, 2015.

•

the automatic conversion of all outstanding shares of our preferred stock, including accrued dividends thereon, into 3,685,649 shares of our common stock, which will occur immediately prior to the closing of this offering, assuming a closing date for this offering of March 25, 2015;

•

the issuance of 179,377 shares of our common stock as a result of the net exercise of all outstanding warrants as of the date of this prospectus, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that will occur automatically upon the closing of this offering;

•	no exercise of outstanding options after March 9, 2015;

•	the filing of our amended and restated certificate of incorporation and the adoption of our restated bylaws, which will occur upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Certain affiliates of our directors and other principal stockholders, including entities affiliated with Welsh, Carson, Anderson & Stowe XI, L.P, Pitango Venture Capital, MPM Capital and ONSET Ventures, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $20.0 million in shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these entities would purchase up to an aggregate of 1,333,333 of the 5,000,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. Any allocation of shares in the offering to these existing stockholders will be made at our direction. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our summary consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not indicative of the results to be expected in the future.

	Year Ended December 31,
	2013	2014
(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$6,166	$13,493
Cost of goods sold	18,175	17,773

Gross margin	(12,009)	(4,280)

Operating expense:
Research and development	6,740	6,265
Selling, general and administrative	56,671	48,488
Restructuring	9,399	—

Total operating expense	72,810	54,753

Operating loss	(84,819)	(59,033)

Other income (expense):
Interest income	12	3
Interest expense	(3,171)	(7,545)
Change in fair value of prepayment features	62	802
Other expense	(394)	—
Other income	713	201

Total other income (expense)	(2,778)	(6,539)

Net loss	$(87,597)	$(65,572)

Net loss attributable to common stockholders	$(104,205)	$(74,937)

Per Share Data:
Net loss per share of common stock(1)
Basic and diluted	$(164.38)	$(18.90)

Weighted average common shares outstanding(1)
Basic and diluted	633,926	3,964,464

Pro forma net loss per share of common stock(1)
Basic and diluted (unaudited)		$(8.90)

Pro forma weighted average common shares outstanding(1)
Basic and diluted (unaudited)		7,368,671

(1)

See Note 4 to our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts.

	As of December 31, 2014
	Actual	Pro forma(1)	Pro forma as adjusted(2)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,944	$23,745	$93,495
Working capital	(30,160)	(27,359)	40,426
Total assets	49,355	52,156	119,941
Total liabilities	67,074	67,074	67,074
Total stockholders’ equity/(deficit)	(17,719)	(14,918)	52,867

(1)The

pro forma consolidated balance sheet data gives effect to (a) the issuance of 280,122 shares of Series D Preferred Stock after December 31, 2014, (b) the automatic conversion of all outstanding shares of our preferred stock, including accrued dividends thereon, into an aggregate of 3,685,649 shares of common stock, which will occur immediately prior to the closing of this offering, and (c) the issuance of 179,377 shares of our common stock upon the net exercise of all outstanding warrants, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that will occur automatically upon the closing of this offering.

(2)The

pro forma as adjusted consolidated balance sheet data give further effect to our issuance and sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information presented in the summary consolidated balance sheet data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, total liabilities and total stockholders’ equity/(deficit) by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets, total liabilities and total stockholders’ equity/(deficit) by approximately $14.0 million.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s discussion and analysis of results of operations and financial condition,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

We have incurred significant operating losses since inception and cannot assure you that we will achieve profitability.

Since our inception in 2006, we have incurred significant net losses. As of December 31, 2014, we had an accumulated deficit of $310.7 million. To date, we have financed our operations primarily through sales of our preferred stock, debt financings and limited sales of our product. We have devoted substantially all of our resources to the research, development and engineering of our product, the commercial launch of V-Go, the development of a sales and marketing team and the assembly of a management team to lead our business.

To implement our business strategy we need to, among other things, grow our sales and marketing infrastructure to increase sales of our product, fund ongoing research, development and engineering activities, expand our manufacturing capabilities, and obtain regulatory clearance in other markets outside the U.S. and European Union or approval to commercialize our product currently under development. We expect our expenses to increase significantly as we pursue these objectives. The extent of our future operating losses and the timing of profitability are highly uncertain, especially given that we only recently commercialized V-Go, which makes predicting our sales more difficult. Any additional operating losses will have an adverse effect on our stockholders’ equity/(deficit), and we cannot assure you that we will ever be able to achieve or sustain profitability.

We currently rely on sales of V-Go to generate all of our revenue, and any factors that negatively impact our sales of V-Go would also negatively impact our financial condition and operating results.

V-Go is our only revenue-producing commercial product, which we introduced into the market in the first quarter of 2012. In the near term, we expect to continue to derive all of our revenue from the sale of V-Go. Accordingly, our ability to generate revenue is highly dependent on our ability to market and sell V-Go.

Sales of V-Go may be negatively impacted by many factors, including:

•	problems arising from the expansion of our manufacturing capabilities, or destruction, loss, or temporary shutdown of our manufacturing facility;

•	failure to become or remain the preferred basal-bolus insulin therapy among patients with Type 2 diabetes;

•	failure by patients to use V-Go as directed, which could limit its effectiveness and could have an adverse impact on repeat use;

•	inadequate coverage and reimbursement or changes in reimbursement rates or policies relating to V-Go or similar products or technologies by third-party payors;

•	our inability to enter into contracts with additional third-party payors on a timely basis and on acceptable terms;

•	claims that V-Go, or any component thereof, infringes on patent rights or other intellectual property rights of third-parties; and

•	adverse regulatory or legal actions relating to V-Go or similar products or technologies.

Because we currently rely on V-Go to generate all of our revenue, any factors that negatively impact our sales of V-Go, or that result in sales of V-Go increasing at a lower rate than expected, would also negatively impact our financial condition and operating results.

Our ability to maintain and grow our revenue depends both on retaining a high percentage of patients using V-Go and on preserving our relationships with a few significant wholesale customers that account for nearly all of our sales.

A key to maintaining and growing our revenue is the retention of a high percentage of patients using V-Go, as a significant and increasing proportion of our business is generated through refill prescriptions. During the year ended December 31, 2014, three wholesale customers accounted for approximately 90% of our total product shipments. If demand for our product fluctuates as a result of the introduction of competitive products, negative perceptions with respect to the effectiveness of V-Go, changes in reimbursement policies, manufacturing problems, perceived safety issues with our or our competitors’ products, the failure to secure regulatory clearance or approvals or for other reasons, our ability to attract and retain customers and ultimately patients could be harmed. The failure to retain a high percentage of patients using V-Go could negatively impact our revenue growth. Furthermore, the loss of any one of our significant wholesale customers or a sustained decrease in demand by any of these wholesale customers could result in a substantial loss of revenue or patients losing convenient access to V-Go, either of which would hurt our business, financial condition and results of operations.

The failure of V-Go to achieve and maintain market acceptance could result in our achieving sales below our expectations.

Our current business strategy is highly dependent on V-Go achieving and maintaining market acceptance. In order for us to sell V-Go to people with Type 2 diabetes who require insulin, we must convince them, their caregivers and healthcare providers that V-Go is an attractive alternative to other insulin delivery devices for the treatment of diabetes, including insulin pumps and pens and traditional syringes. Market acceptance and adoption of V-Go depends on educating people with diabetes, as well as their caregivers and healthcare providers, as to the distinct features, ease-of-use, positive lifestyle impact and other perceived benefits of V-Go as compared to competitive products. If we are not successful in convincing existing and potential customers of the benefits of V-Go, or if we are not able to achieve the support of caregivers and healthcare providers for V-Go, our sales may decline or we may fail to increase our sales in line with our anticipated levels.

Achieving and maintaining market acceptance of V-Go could be negatively impacted by many factors, including:

•

the failure of V-Go to achieve wide acceptance among people with Type 2 diabetes who require insulin, their caregivers, insulin-prescribing healthcare providers, third-party payors and key opinion leaders in the diabetes treatment community;

•	lack of availability of adequate coverage and reimbursement for patients and health care providers;

•	lack of evidence supporting the safety, ease-of-use or other perceived benefits of V-Go over competitive products or other currently available insulin treatment methods;

•	lack of long-term persistency of patients who do start V-Go, as future sales are heavily dependent on patient refills;

•	perceived risks associated with the use of V-Go or similar products or technologies generally;

•	the introduction of competitive products and the rate of acceptance of those products as compared to V-Go; and

•	any negative results of clinical studies relating to V-Go or similar competitive products.

In addition, V-Go may be perceived by people with Type 2 diabetes requiring insulin, their caregivers or healthcare providers to be more complicated, only marginally more effective or even less effective than traditional insulin-delivery methods, and people may be unwilling to change their current treatment regimens. Moreover, we believe that healthcare providers tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party payor reimbursement. Accordingly, healthcare providers may not recommend V-Go until there is sufficient evidence to convince them to alter the treatment methods they typically recommend, such as receiving recommendations from prominent healthcare providers or other key opinion leaders in the diabetes treatment community that our product is effective in providing insulin therapy.

If V-Go does not achieve and maintain widespread market acceptance, we may fail to achieve sales at or above our anticipated levels. If our sales do not meet anticipated levels, we may fail to meet our strategic objectives.

We operate in a very competitive industry, and if we fail to compete successfully against our existing or potential competitors, many of whom have greater resources than we have, our revenue and operating results may be negatively affected.

The diabetes market, and especially the market for patients with Type 2 diabetes, is intensely competitive, subject to change and highly sensitive to promotional effort, the number of sales force representatives, the introduction of new products or technologies, or other activities of industry and diabetes-related associations and participants. V-Go competes directly with a number of insulin-delivery devices, primarily insulin pens and syringes, but also indirectly with any other currently marketed or future marketed diabetes therapeutic intervention such as oral anti-diabetic medications, other injectable anti-diabetic medications such as glucagon-like peptide-1, or GLP-1, and analogs. We do not consider programmable insulin pumps or programmable insulin patch pumps to be products that compete directly with V-Go, as those products have been primarily designed and marketed for patients with Type 1 diabetes. There are a significant number of very large global pharmaceutical companies which promote and sell anti-diabetic products which are aimed to be used either instead of insulin or to deliver insulin using insulin pens or syringes. Many of our existing and potential competitors are major global companies that are either publicly traded companies or divisions or subsidiaries of publicly traded companies that have significant resources available.

These competitors also enjoy several competitive advantages over us, including:

•	greater financial and human resources for sales and marketing, managed care and reimbursement, medical affairs and product development;

•	established relationships with healthcare providers and third-party payors;

•	established reputation and name recognition among healthcare providers and other key opinion leaders in the diabetes industry;

•	in some cases, an established base of long-time customers;

•	products supported by a large volume of short-term and long-term clinical data;

•	larger and more established distribution networks;

•	greater ability to cross-sell products or provide incentives to healthcare providers to use their products; and

•	more experience in conducting research, development and engineering activities, manufacturing, clinical trials, and obtaining regulatory approval or clearance.

For these and other reasons, we may not be able to compete successfully against our current or potential future competitors. If this occurs, we may fail to meet our strategic objectives, and our revenue and operating results could be negatively affected.

Competitive products or other technological breakthroughs for the treatment or prevention of diabetes may render our product obsolete or less desirable.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to develop and commercialize products for the treatment of diabetes, in both specialist and primary care settings, which are easy-to-train and easy-to-use, provide clinical benefits as well as equivalent or improved patient adherence and persistency, receive adequate coverage and reimbursement from third-party payors with reasonable out-of-pocket costs to patients, and are more appealing than available alternatives. Our current competition is primarily with other non-electronic insulin delivery devices such as insulin pens and syringes, but the insulin-delivery methods of patients with Type 2 could change if other non-invasive formulations of insulin are approved and successfully commercialized, such as oral insulin in pills form, inhaled insulin or buccal insulin. If longer-acting and safer GLP-1 analogs with fewer side effects are approved and successfully commercialized, they could reduce or delay the use of basal/bolus insulin in patients with Type 2 diabetes. In addition, a number of other companies are pursuing new electronic or mechanical delivery devices, delivery technologies, drugs and other therapies for the treatment and prevention of diabetes. Any technological breakthroughs in diabetes treatment or prevention could reduce the potential market for V-Go or render V-Go obsolete altogether, which would significantly reduce our sales.

Because of the size of the Type 2 diabetes market, we anticipate that companies will continue to dedicate significant resources to developing competitive products, including both drugs and devices. The frequent introduction of non-insulin drugs, for example, may delay the introduction of insulin to patients and create market confusion for us to capture the prescribers’ or payors’ attention or reduce our ability to capture sufficient patient share to realize our business objectives. In addition, the entry of multiple new products or the loss of market exclusivity on some diabetes drugs including insulin delivered in pens may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our product. If a competitor develops a product that is similar or is perceived to be superior to V-Go, or if a competitor employs strategies that place downward pressure on pricing within our industry, our sales may decline significantly or may not increase in line with our anticipated levels.

If we are unable to expand our sales and marketing infrastructure, we may fail to increase our sales to meet our anticipated levels.

Because we began commercialization of V-Go in 2012, and because our current sales force is not deployed in every state or major market in the United States, we have less experience marketing and selling our product, as well as training healthcare providers and new customers on the use of V-Go compared to other Type 2 diabetes companies. We derive all of our revenue from the sale of V-Go and we expect that this will continue for the next several years. As a result, our financial condition and operating results are and will continue to be highly dependent on the ability of our sales representatives to adequately promote, market and sell V-Go and the ability of our sales force and other training personnel to successfully train healthcare providers and new customers on the use of V-Go. If our sales and marketing representatives or training personnel fail to achieve their objectives, our sales could decrease or may not increase at levels that are in line with our anticipated levels.

A key element of our business strategy is the continued expansion of our sales and marketing infrastructure to drive adoption of our product. The majority of patients using V-Go are trained to use the device by their healthcare provider who has been trained by our sales force using a “train the trainer” approach. Our sales force trains physicians, physicians’ assistants, nurse practitioners and any other staff in a healthcare provider’s office who interact with patients, on how V-Go works and how to train their patients to properly use V-Go. We have increased the number of sales and marketing personnel employed by us since the initial commercial launch of V-Go. We can expect to face challenges in recruiting and hiring top personnel as we manage and grow our sales and marketing infrastructure and work to retain the individuals who make up those networks due to the very competitive diabetes industry market place. If a sales and marketing representative were to depart and be retained by one of our competitors, we may fail to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. In addition, if we are not able to maintain a sufficient network of training and customer care personnel, we may not be able to successfully train healthcare providers to train new patients on the use of V-Go, which could delay new sales and harm our reputation.

As we increase our sales and marketing expenditures with respect to existing or planned products, we will need to further expand the reach of our sales and marketing networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales and marketing representatives with significant industry-specific knowledge in various areas, such as diabetes treatment techniques and technologies, as well as the competitive landscape for our product. Recently hired sales representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales and marketing personnel will continue to place significant burdens on our management team.

If important assumptions about the potential market for our product are inaccurate, or if we have failed to understand what people with Type 2 diabetes who require insulin are seeking in a treatment, we may not be able to increase our revenue or achieve profitability.

Our business strategy was developed based on a number of important assumptions about the diabetes market in general, and the Type 2 diabetes market in particular, any one or more of which may prove to be inaccurate. For example, we believe that the benefits of V-Go as compared to other common insulin delivery devices, such as traditional insulin injection pens, will continue to drive growth in the market for V-Go. In addition, we believe the incidence of diabetes in the United States and worldwide is increasing rapidly. However, each of these trends is uncertain and limited sources exist to obtain reliable market data. The actual incidence of diabetes, and the actual demand for our product or competitive products, could differ materially from our anticipated levels if our assumptions are incorrect. In addition, our strategy of focusing exclusively on patients with Type 2 diabetes who require insulin may limit our ability to increase sales or achieve profitability, especially if there are any significant clinical breakthroughs or product or drug introductions that significantly delay or reduce the need for insulin therapy in patients with Type 2 diabetes.

Manufacturing risks, including risks related to manufacturing in China, may adversely affect our ability to manufacture our product and could reduce our gross margin and our profitability.

Our business strategy depends on our ability to manufacture our current and future products in sufficient quantities and on a timely basis so as to meet consumer demand, while adhering to product quality standards, complying with regulatory requirements and managing manufacturing costs. We are subject to numerous risks relating to our manufacturing capabilities, including:

•	quality or reliability defects in product components that we source from third-party suppliers;

•	our inability to secure product components in a timely manner, in sufficient quantities or on commercially reasonable terms;

•	our failure to increase production of products to meet demand;

•	our inability to modify production lines to enable us to efficiently produce future products or implement changes in current products in response to regulatory requirements;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner; and

•	potential damage to or destruction of our manufacturing equipment or manufacturing facility.

In addition, we rely on our contract manufacturer in Southern China to manufacture our product. As a result, our business is subject to risks associated with doing business in China, including:

•	adverse political and economic conditions, particularly those negatively affecting the trade relationship between the United States and China;

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

•	historically lower protection of intellectual property rights;

•	unexpected or unfavorable changes in regulatory requirements;

•	changes and volatility in currency exchange rates;

•	possible patient or physician preferences for more-established pharmaceutical products and medical devices manufactured in the United States; and

•	difficulties in managing foreign relationships and operations generally.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our product increases, we will have to invest additional resources to purchase components, hire and train employees, and enhance our manufacturing processes. If we fail to increase our production capacity efficiently, our sales may not increase in line with our forecasts and our operating margins could fluctuate or decline. In addition, although we expect some of our product candidates in development to share product features and components with V-Go, manufacturing of these product candidates may require the modification of our production lines, the hiring of specialized employees, the identification of new suppliers for specific components, or the development of new manufacturing technologies. It may not be possible for us to manufacture these product candidates at a cost or in quantities sufficient to make these product candidates commercially viable. Any of these factors may affect our ability to manufacture our product and could reduce our gross margin and profitability.

We depend on a limited number of third-party suppliers for some of the components of V-Go, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We rely on a limited number of third-party suppliers to supply components of V-Go. For our business strategy to be successful, our suppliers must be able to provide us with components and finished product in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of our suppliers to deliver an increasingly large supply of components in a manner that meets these various requirements.

We do not have long-term supply agreements with most of our suppliers and, in many cases, we make our purchases on a purchase order basis. Under most of our supply agreements, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to manufacture for us or sell to us any given quantity of products. As a result, our ability to purchase adequate quantities of the components for our product may be limited. Additionally, our suppliers may encounter problems that limit their ability to manufacture components for us, including financial difficulties or damage to their manufacturing equipment or facilities. If we fail to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customer orders, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers for our product, some parts and components of which are purchased from single-source vendors. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Moreover, due to the recent commercialization of our product and the limited amount of our sales to date, we do not have long-standing relationships with our manufacturers and may not be able to convince suppliers to continue to make components available to us unless there is demand for such components from their other customers. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our product, our quality control standards and regulatory requirements, we cannot quickly engage additional or replacement suppliers for some of our critical components. Failure of any of our suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments, which could harm our reputation and could have a material adverse effect on our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory agencies, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. It could also require us to cease using the components, seek alternative components or technologies and modify our product to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals. Any disruption of this nature or increased expenses could harm our commercialization efforts and adversely affect our operating results.

We operate at facilities in three locations, and any disruption at any of these facilities could harm our business.

Our principal offices are located in Bridgewater, New Jersey, and our only manufacturing operations are located at a contract manufacturing facility in Southern China. We also operate a facility in Shrewsbury, Massachusetts, which we primarily use for research and development. Substantially all of our operations are conducted at these locations, including our manufacturing processes, research, development and engineering activities, customer and technical support and management and administrative functions. In addition, substantially all of our inventory of component supplies and finished goods is held at these locations or held with our distributors. Vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, at any of these facilities could damage or destroy our manufacturing equipment or our inventory of component supplies or finished goods, cause substantial delays in our operations, result in the loss of key information and cause us to incur additional expenses. Our contract manufacturing facility in Southern China is our only manufacturing facility, and if damaged or rendered inoperable or inaccessible due to political, social, or economic upheaval or due to natural or other disasters, would make it difficult or impossible for us to manufacture our product for a period of time and may lead to a loss of customers and significant impairment of our financial condition and operating results.

We take precautions to safeguard these facilities, including acquiring insurance, employing back-up generators, adopting health and safety protocols and utilizing off-site storage of computer data. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may harm our business, financial condition and operating results.

If we do not enhance our product offerings through our research, development and engineering efforts, including the successful commercialization of our pre-fill V-Go, we may fail to effectively compete in our market or become profitable.

In order to increase our sales and market share in the Type 2 diabetes market, we must enhance and broaden our product offerings, including by commercializing our pre-fill V-Go, in response to the evolving demands of people with Type 2 diabetes who require insulin, healthcare providers and competitive pressures from new technologies and market participants. We may not be successful in developing, obtaining regulatory approval for, or marketing our product candidates, including our pre-fill V-Go. In addition, notwithstanding our market research efforts, our future products may not be accepted by consumers, their caregivers, healthcare providers or third-party payors who reimburse consumers for our product. The success of any of our product candidates, including our pre-fill V-Go, will depend on numerous factors, including our ability to:

•

identify the product features that people with Type 2 diabetes, their caregivers and healthcare providers are seeking in an insulin treatment and successfully incorporate those features into our product;

•	develop and introduce our product candidates in sufficient quantities and in a timely manner;

•	offer products at a price that is competitive with that of other products on the market;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of our product candidates;

•	secure adequate financing to fund the research, development, engineering and marketing and sales efforts necessary to commercialize new product offerings; and

•	obtain the necessary regulatory approvals for our product candidates.

With respect to our pre-fill V-Go in particular, we anticipate that we will need to seek additional sources of capital following this offering to complete its development and commercialization, which we cannot assure you we will be able to procure at reasonable terms, if at all. Any delays in our anticipated product launches may significantly impede our ability to successfully compete in our markets. In particular, such delays could cause customers to delay or forego purchases of our product, or to purchase our competitors’ products. Even if we are able to successfully develop proposed product candidates when anticipated, these product candidates, including our pre-fill V-Go, may not produce sales in excess of the costs of development, and they may be quickly rendered obsolete by changing consumer preferences or the introduction by our competitors of products embodying new technologies or features.

The safety and efficacy of our product is not supported by long-term clinical data, which could limit sales, and our product could cause unforeseen negative effects.

V-Go, the only product we currently market in the United States, has received pre-market clearance under Section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA. This process is shorter and typically requires the submission of less supporting documentation than other FDA approval processes and does not always require long-term clinical studies. As a result, we currently lack significant published long-term clinical data supporting the safety and efficacy of our product and the benefits they offer that might have been generated in connection with other approval processes. For these reasons, people with Type 2 diabetes who require insulin and their healthcare providers may be slower to adopt or recommend our product, we may not have comparative data that our competitors have or are generating and third-party payors may not be willing to provide coverage or reimbursement for our product. Further, future studies or clinical experience may indicate that treatment with our product is not superior to treatment with competitive products. Such results could slow the adoption of our product and significantly reduce our sales, which could prevent us from achieving our forecasted sales targets or achieving or sustaining profitability. Moreover, if future results and experience indicate that our product causes unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA clearance or approval, significant legal liability or harm to our business reputation.

Undetected errors or defects in V-Go or our future product candidates could harm our reputation, decrease market acceptance of our product or expose us to product liability claims.

V-Go or our future product candidates may contain undetected errors or defects. Disruptions or other performance problems with V-Go or these other product candidates may damage our customers’ businesses and could harm our reputation. If that occurs, we may incur significant costs, the attention of our key personnel could be diverted or other significant customer relations problems may arise. We may also be subject to warranty and liability claims for damages related to errors or defects in V-Go or our future product candidates. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of V-Go or these other product candidates could harm our business and operating results.

The sale and use of V-Go or our other product candidates could lead to the filing of product liability claims if someone were to allege that V-Go or one of our product candidates contained a design or manufacturing defect. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. While we currently maintain product liability insurance covering claims up to $5 million per incident, we cannot assure you that such insurance would adequately protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future.

We may enter into strategic collaborations, in-licensing arrangements or alliances with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

In the ordinary course of our business, we may enter into strategic collaborations, in-licensing arrangements or alliances to develop product candidates and to pursue new markets. Proposing, negotiating and implementing strategic collaborations, in-licensing arrangements or alliances may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenue and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. We have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could impair our ability to execute our business strategies.

From time to time, we may consider opportunities to acquire other products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including:

•	problems assimilating the acquired products or technologies;

•	issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions;

•	diversion of management’s attention from our existing business;

•	risks associated with entering new markets in which we have limited or no experience; and

•	increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our inability to integrate any acquired products or technologies effectively could impair our ability to execute our business strategies.

If there are significant disruptions in our information technology systems, our reputation, financial condition and operating results could be harmed.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, research, development and engineering data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, attacks by computer viruses or hackers, power losses, and computer system or data network failures.

The failure of our or our service providers’ information technology systems to perform as we anticipate or our failure to effectively implement new information technology systems, could disrupt our operations, which could have a negative impact on our reputation, financial condition and operating results.

If we fail to properly manage our anticipated growth, our business could suffer.

Our rapid growth has placed, and we expect that it will continue to place, a significant strain on our management team and on our financial resources. For example, between December 31, 2012 and December 31, 2014, our team of sales and marketing representatives grew from 11 to 78 persons. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance. Any failure by us to manage our growth effectively could impair our ability to achieve our business objectives.

We depend on the knowledge and skills of our senior management and other key employees, and if we are unable to retain and motivate them or recruit additional qualified personnel, our business may suffer.

We have benefited substantially from the leadership and performance of our senior management, as well as other key employees. Our success will depend on our ability to retain our current management and key employees, and to attract and retain qualified personnel in the future. Competition for senior management and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. The loss of the services of members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management’s attention to seeking qualified replacements. We do not maintain key man life insurance on any of our senior management or key employees. Each of our executive officers may terminate employment without notice and without cause or good reason. Our executive officers are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of our senior management could be compounded by our inability to prevent them from competing with us.

In addition, the sale of V-Go is logistically complex, requiring us to maintain a highly-integrated, extensive sales, marketing and training infrastructure consisting of sales and marketing representatives, training personnel and customer care personnel. We face considerable challenges in recruiting, training, managing, motivating and retaining the members of these teams, including managing geographically dispersed efforts. These challenges are exacerbated by the fact that our strategic plan requires us to rapidly grow our sales, with limited marketing and training infrastructure growth, while generating increased demand for our product. If we fail to maintain and grow a dedicated team of sales representatives and are unable to retain our sales and marketing, managed care, medical and other personnel, we could fail to take advantage of an opportunity to enhance our brand recognition and grow our revenue.

Risks Related to Our Financial Results and Need for Financing

Our future capital needs are uncertain and we may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all.

At December 31, 2014, we had $21.0 million in cash and cash equivalents, and we received an additional $2.85 million in proceeds from the Third Series D Closing in January 2015 and the Fourth Series D Closing in February 2015. We believe that our cash on hand, together with the proceeds expected to be received from this offering, will be sufficient to satisfy our liquidity requirements for at least the next 12 months from the date of this prospectus. However, the continued growth of our business, including the expansion of our sales and marketing infrastructure, research, development and engineering activities, including our efforts to commercialize our pre-fill V-Go, and manufacturing capabilities, will significantly increase our expenses. In addition, the amount of our future product sales is difficult to predict, especially in light of the recent commercialization of V-Go, and actual sales may not be in line with our forecasts. As a result, we expect to be required to seek additional funds in the future. Our future capital requirements will depend on many factors, including:

•	the revenue generated by sales of V-Go and any other future product candidates that we may develop and commercialize;

•	the costs associated with expanding our sales and marketing infrastructure;

•	the expenses we incur in maintaining our manufacturing facility and adding further manufacturing equipment and capacity;

•	the cost associated with developing and commercializing our proposed products or technologies, including our pre-fill V-Go;

•	the cost of obtaining and maintaining regulatory clearance or approval for our current or future products;

•	the cost of ongoing compliance and regulatory requirements;

•	expenses we incur in connection with potential litigation or governmental investigations;

•	anticipated or unanticipated capital expenditures; and

•	unanticipated general and administrative expenses.

As a result of these and other factors, we do not know whether and the extent to which we may be required to raise additional capital. We may in the future seek additional capital from public or private offerings of our capital stock, borrowings under credit lines or other sources. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, strategic alliances, partnership arrangements or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us.

If we are unable to raise additional capital, we may not be able to expand our sales and marketing infrastructure, enhance our current products or develop new products, take advantage of future opportunities, or respond to competitive pressures, changes in supplier relationships, or unanticipated changes in customer demand. Any of these events could adversely affect our ability to achieve our strategic objectives.

Our operating results may fluctuate significantly from quarter to quarter.

We began commercial sales of V-Go in the first quarter of 2012. Due to our limited operating history, there has been and there may continue to be meaningful variability in our operating results among quarters, as well as within each quarter. Our operating results, and the variability of these operating results, will be affected by numerous factors, including:

•	our ability to increase sales of V-Go and to commercialize and sell our future products, if any, and the number of our products sold in each quarter;

•	acceptance of our product by people with Type 2 diabetes who require insulin, their caregivers, healthcare providers and third-party payors;

•

the pricing of our product and competitive products, the effect of third-party coverage and reimbursement policies, and the amount and level of sales discounts or rebates required to obtain or retain effective third-party payor coverage and reimbursement;

•	our ability to establish and grow an effective sales and marketing infrastructure;

•	the amount of, and the timing of the payment for, insurance deductibles required to be paid by patients and potential patients under their existing insurance plans;

•	interruption in the manufacturing or distribution of our product;

•	seasonality and other factors affecting the timing of purchases of our product;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	the ability of our suppliers to timely provide us with an adequate supply of components that meet our requirements;

•	regulatory clearance or approvals affecting our product or those of our competitors;

•	changes in healthcare rules, coverage and reimbursement under government healthcare programs, including Medicare and Medicaid; and

•	the timing of revenue recognition associated with our product sales pursuant to applicable accounting standards.

As a result of our limited operating history, and due to the complexities of the industry in which we operate, it will be difficult for us to forecast demand for our current or future products with any degree of certainty, which means it will be difficult for us to forecast our sales. In addition, we will be significantly increasing our operating expenses as we expand our business. Accordingly, we may experience substantial variability in our operating results from quarter to quarter, including unanticipated quarterly losses. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may not be able to generate sufficient cash to service our credit facility with Capital Royalty Partners. If we fail to comply with the obligations under our credit facility, the lender may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

As of December 31, 2014, the aggregate principal amount of our term loan with Capital Royalty Partners, or our Term Loan, was $52.5 million. Borrowings under our credit facility are secured by substantially all of our assets, including our material intellectual property. Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash reserves and our actual and projected financial and operating performance. These amounts and our performance are subject to numerous risks, including the risks in this section, some of which may be beyond our control. We cannot assure you that we will maintain a level of cash reserves or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, or that these actions would permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of our Term Loan, we may be required to repay any outstanding amounts earlier than anticipated. If we fail to comply with our obligations under the Term Loan, the lender would be able to accelerate the required repayment of amounts due and, if they are not repaid, could foreclose upon our assets securing our obligations under the Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Capital Royalty Partners Term Loan.”

Our Term Loan contains restrictive and financial covenants that may limit our operating flexibility.

Our Term Loan contains certain restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate our Term Loan. The agreement also contains various financial covenants, including an annual minimum revenue covenant, which was $25.0 million for 2014 and originally $50 million for 2015. We failed to achieve the minimum revenue threshold for 2014, but the Term Loan provides a cure right pursuant to which we can avoid an event of default by reducing the principal amount of the Term Loan through a repayment on or prior to April 30, 2015 in an amount equal to two times the revenue shortfall for the year ended December 31, 2014, using proceeds from either newly obtained subordinated debt or an equity financing. The Term Loan provides a similar cure right should we fail to meet the minimum revenue covenant for 2015. Based on the 2014 revenue shortfall, we would be required to pay $23.0 million before April 30, 2015 in order to avoid an event of default in the absence of any waiver of this covenant. In conjunction with the 2014 Reorganization and Series D

Financing, we amended the Term Loan to provide for a conditional waiver of the minimum revenue covenant for 2014, a reduction in the minimum revenue covenant for 2015 from $50.0 million to $20.0 million and the availability of the minimum revenue covenant’s repayment cure right throughout the life of the Term Loan. These amendments to the Term Loan are conditional, however, on our consummation of an initial public offering with net proceeds to us of at least $40.0 million by March 31, 2015. There is no guarantee that we will be able to consummate such an offering by March 31, 2015 or generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the agreement. If we satisfy the initial public offering condition in connection with this offering, the amended Term Loan does not require us to reserve any portion of the proceeds of this offering except to the extent necessary to satisfy the Term Loan’s minimum cash covenant, which requires us to maintain, at all times, a $2 million minimum daily balance of cash or cash equivalents. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance the amounts outstanding under the agreement. For additional information about the Term Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Capital Royalty Partners Term Loan.”

Prolonged negative economic conditions could adversely affect us, our customers and suppliers, which could harm our financial condition.

We are subject to the risks arising from adverse changes in general economic and market conditions. Economic turmoil and uncertainty about future economic conditions could adversely impact our existing and potential customers, the financial ability of health insurers to pay claims, patients’ ability or willingness to pay out-of-pocket costs, our ability to obtain financing for our operations on favorable terms, or at all, and our relationships with key suppliers.

Healthcare spending in the United States has been, and is expected to continue to be, negatively affected by the recent recession and continuing economic uncertainty. For example, patients who have lost their jobs or healthcare coverage may no longer be covered by an employer-sponsored health insurance plan, and patients reducing their overall spending may eliminate healthcare-related purchases. The recent recession and continuing economic uncertainty has also impacted the financial stability of many commercial health insurers. As a result, we believe that some insurers are scrutinizing insurance claims more rigorously and delaying or denying reimbursement more often. Since the sale of V-Go generally depends on the availability of third-party reimbursement, any delay or decline in reimbursement will adversely affect our sales.

Risks Related to Intellectual Property

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

Our success depends significantly on our ability to maintain and protect our proprietary rights in the technologies and inventions used in or embodied by our product. To protect our proprietary technology, we rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, as well as nondisclosure, confidentiality, and other contractual restrictions in our manufacturing, consulting, employment and other third party agreements. These legal means afford only limited protection, however, and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

If we are unable to secure sufficient patent protection for our proprietary rights in our product and processes, and to adequately maintain and protect our existing and new rights, competitors will be able to compete against us more effectively, and our business will suffer.

The process of applying for patent protection itself is time consuming and expensive and we cannot assure you that we have prepared or will be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. In addition, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Moreover, we cannot assure you that all of our pending patent applications will issue as patents or that, if issued, they will issue in a form that will be advantageous to us. We own numerous issued patents and pending patent applications that relate to insulin-delivery methods and devices. The rights granted to us under our patents, however, including prospective rights sought in our pending patent applications, may not be of sufficient scope or strength to provide us with any meaningful exclusivity or commercial advantage, and competitors may be able to design around our patents or develop products that provide outcomes comparable to ours without infringing on our intellectual property rights. In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. If any of our patents are challenged, invalidated or legally circumvented by third parties, and if we do not exclusively own other enforceable patents protecting our product, competitors could market products and use processes that are substantially similar to, or superior to, ours, and our business will suffer.

The patent position of medical technology companies is generally highly uncertain. The degree of patent protection we require may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us sufficient exclusivity, or to gain or keep our competitive advantage. For example:

•	we might not have been the first to invent or the first to file patent applications on the inventions covered by each of our pending patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•

other companies hold patents stating broad claims in the drug delivery device field which, if construed to cover our products and held to be valid and enforceable, could have a material adverse effect on our business;

•	any patents we obtain or license from others in the future may not encompass commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

•	any patents we obtain or license from others in the future may not be valid or enforceable; and

•	we may not develop additional proprietary technologies that are patentable.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent typically is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our insulin-delivery methods and devices, we may be open to competition from generic versions of such methods and devices.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product and our technologies.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain and enforce or defend additional patent protection in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Moreover, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our product and technologies.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product and technologies in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement on infringing activities is inadequate.

We do not have patent rights in certain foreign countries in which a market may exist in the future. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our product.

We may in the future become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

The medical device industry has been characterized by frequent and extensive intellectual property litigation. Our competitors or other patent holders may assert that our product and the methods employed in our product are covered by their patents. For example, other companies hold patents stating broad claims in the drug delivery device field which, if construed to cover our products and held to be valid and enforceable, could have a material adverse effect on our business. Although we believe we have adequate defenses available if faced with any allegations that we infringe third-party patents, it is possible that V-Go could be found to infringe these patents. If our product or methods are found to infringe, we could be prevented from manufacturing or marketing our product.

We do not know whether our competitors or potential competitors have patents, or have applied for, will apply for, or will obtain patents that will prevent, limit or interfere with our ability to make, have made, use, sell, import or export our product. Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To stop any such infringement or unauthorized use, litigation may be necessary. Our intellectual property has not been tested in litigation. A court may declare our patents invalid or unenforceable, may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question, or may interpret the claims of our patents narrowly, thereby substantially narrowing the scope of patent protection they afford.

In addition, third parties may initiate legal proceedings against us to challenge the validity or scope of our intellectual property rights, or may allege an ownership right in our patents, as a result of their past employment or consultancy with us. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Competing products may also be sold in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our infringement of a competitor’s patents, we could be prevented from marketing our product in one or more foreign countries.

Litigation related to infringement and other intellectual property claims such as trade secrets, with or without merit, is unpredictable, can be expensive and time-consuming, and can divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, treble damages, and attorneys’ fees, and could prohibit us from using technologies essential to our product, any of which would have a material adverse effect on our business, results of operations, and financial condition. If relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our product unless we can obtain licenses to use technology or ideas covered by such patents. We do not know whether any necessary licenses would be available to us on satisfactory terms, if at all. If we cannot obtain these licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could cause the price of our common stock to decline.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers, competitors, or other third parties. Although we endeavor to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our product, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers or other third parties. An inability to incorporate technologies or features that are important or essential to our product may prevent us from selling our product. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product.

Our trademarks may be infringed or successfully challenged, resulting in harm to our business.

We rely on our trademarks as one means to distinguish our product from the products of our competitors, and we have registered or applied to register many of these trademarks. The USPTO or foreign trademark offices may deny our trademark applications, however, and even if published or registered, these trademarks may be ineffective in protecting our brand and goodwill and may be successfully opposed or challenged. Third parties may oppose our trademark applications, or otherwise challenge our use of our trademarks. In addition, third parties may use marks that are confusingly similar to our own, which could result in confusion among our customers, thereby weakening the strength of our brand or allowing such third parties to capitalize on our goodwill. In such an event, or if our trademarks are successfully challenged, we could be forced to rebrand our product, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademark rights in the face of any such infringement.

If we are unable to protect the confidentiality or use of our trade secrets, our competitive position may be harmed.

In addition to patent and trademark protection, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our manufacturers, consultants and vendors, and our former or current employees. We also enter into invention or assignment agreements with our employees. Despite these efforts, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Competitors could purchase our product and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected.

Risks Related to Our Legal and Regulatory Environment

Our product and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical technology industry is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies. The regulations are very complex, have become more stringent over time, and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other U.S. governmental agencies regulate numerous elements of our business, including:

•	product design and development;

•	pre-clinical and clinical testing and trials;

•	product safety;

•	establishment registration and product listing;

•	labeling and storage;

•	marketing, manufacturing, sales and distribution;

•	pre-market clearance or approval;

•	servicing and post-marketing surveillance, including reporting of deaths or serious injuries and malfunctions that, if they recurred, could lead to death or serious injury;

•	advertising and promotion;

•	post-market approval studies;

•	product import and export; and

•	recalls and field-safety corrective actions.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the FDCA or approval of a pre-market approval, or PMA, application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The FDA’s 510(k)

clearance process usually takes from three to 12 months, but may take longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all for our proposed products.

We obtained initial pre-market clearance for V-Go under Section 510(k) of the FDCA in December 2010. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to our existing product than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline or to not increase in line with our forecasts. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain the 510(k) clearances with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate that our product is safe and effective for its intended users;

•	the data from our clinical trials may be insufficient to support clearance or approval; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared product on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. In addition, as part of the Food and Drug Administration Safety and Innovation Act, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-clearance or approval. Some of these proposals, if enacted, could impose additional regulatory requirements upon us which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.

Any delay in, or failure to obtain or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products and adversely affect our business operations and financial results. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our product and adversely affect our reputation and the perceived safety and efficacy of our product.

Failure to comply with applicable regulations could jeopardize our ability to sell our product and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the FDA or other regulators to grant future clearances or approvals, and the suspension or withdrawal of existing clearances or approvals by the FDA or other regulators. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and negatively impact our reputation, business, financial condition and operating results.

Furthermore, we may evaluate international expansion opportunities in the future. If we expand our operations outside of the United States, we will become subject to various additional regulatory and legal requirements under the applicable laws and regulations of the international markets we enter. These additional regulatory requirements may involve significant costs and expenditures and, if we are not able to comply with any such requirements, our international expansion and business could be significantly harmed.

Modifications to our product may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our 510(k) cleared product, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or pre-market approvals are not required. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared or approved products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) program may make it more difficult for us to modify our previously cleared products, either by imposing stricter requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. Specifically, on July 9, 2012, the FDA Safety and Innovation Act of 2012 was enacted which, among other requirements, obligates the FDA to prepare a report for Congress on the FDA’s approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. The FDA recently submitted this report and suggested that manufacturers continue to adhere to the FDA’s 1997 Guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device. However, the practical impact of the FDA’s continuing scrutiny of these issues remains unclear.

If we or our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations, this could impair our ability to market our product in a cost-effective and timely manner.

We and our third-party suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our product. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action against us, including any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our product;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or pre-market approval of new products or modified products;

•	withdrawing 510(k) clearances or pre-market approvals that have already been granted;

•	refusal to grant export approval for our product; or

•	criminal prosecution.

Any of the foregoing actions could have a material adverse effect on our reputation, business, financial condition and operating results.

A recall of our product, or the discovery of serious safety issues with our product, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of our product would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results, which could impair our ability to produce our product in a cost-effective and timely manner.

Further, under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our product in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our product in the future.

Any adverse event involving our product could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

If we are unable to achieve and maintain adequate levels of coverage and reimbursement for V-Go or any future products we may seek to commercialize, their commercial success may be severely hindered.

We have derived all of our revenue from the sale of V-Go in the United States and expect to continue to do so for the next several years. Patients who use V-Go generally rely on third-party payors, including governmental healthcare programs, such as Medicare and Medicaid, and commercial health insurers, health maintenance organizations and other healthcare-related organizations, to reimburse all or part of the costs associated with V-Go. Successful sales of V-Go and any future products depend, therefore, on the availability of adequate coverage and reimbursement from third-party payors.

Securing coverage for new technologies is challenging and uncertain. Third-party payors render coverage decisions based upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Unless our product demonstrates superior efficacy profiles, it may not qualify for coverage and reimbursement. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments, deductibles or co-insurance payments that patients find unacceptably high.

Not only are third-party payors, whether governmental or commercial, developing increasingly sophisticated methods of controlling healthcare costs, in addition, no uniform policy of coverage and reimbursement for medical products, including V-Go, exists among third-party payors. Therefore, coverage and reimbursement for our product can and does differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that requires us to provide economic, scientific and clinical support for the use of our product to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Even where favorable coverage and reimbursement status has been attained for V-Go, less favorable coverage policies and reimbursement rates may be implemented in the future. Moreover, a third-party payor’s decision to provide coverage does not imply that an adequate reimbursement rate will be paid. There can be no assurance that our clinical data will allow for satisfactory pricing of V-Go at current levels, and the failure to obtain and maintain coverage and adequate reimbursement for V-Go would materially and adversely affect our business.

V-Go currently is covered and reimbursed under the policies of a number of third-party payors. The Medicare program recognizes V-Go under the Medicare Part D prescription drug benefit, and a number of Part D drug plans have placed our product on their pharmacy formularies or otherwise allow for individual consideration. Although V-Go is not covered under Medicare Part B, which is an outpatient medical benefit, because this benefit does not recognize disposable insulin delivery devices, other third-party payors may and have adopted different coverage policies for our product, classifying the disposable insulin delivery device as a coverable device. Some commercial payors, however, have declined to offer any coverage for V-Go, whether on a pharmacy formulary or as a medical benefit, concluding that the delivery system is experimental or investigational, or that the current evidence is insufficient. In addition, coverage policies developed by third-party payors generally can be modified or terminated by the third-party payor without cause and with little or no notice to us.

We believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Healthcare cost containment initiatives that limit or deny reimbursement for V-Go would also materially and adversely affect our business. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our product profitably.

We are subject to additional federal, state and foreign laws and regulations relating to our healthcare business; our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our product, we are subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could significantly impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

•

the federal Anti-Kickback Statute, which applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs;

•

federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions, that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

•

federal “sunshine” requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, on device manufacturers regarding any “transfer of value” made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device and pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug and device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Moreover, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amended the intent requirement of the federal anti-kickback and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including without limitation certain of the marketing and distribution programs for V-Go, as well as our relationships with physicians and other health care providers, some of whom recommend, purchase and/or prescribe our product, could be subject to challenge under one or more of such laws. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental health care programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, suspension or revocation of certifications or licenses that are required to operate our business, injunctions and other associated remedies, denial or withdrawal of product clearances, private “qui tam” actions brought by individual whistleblowers in the name of the government, and the curtailment or restructuring of our operations, any of which could impair our ability to operate our business and our financial results.

We may be liable if the FDA or other U.S. enforcement agencies determine we have engaged in the off-label promotion of our product.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of the off-label use of our product. Healthcare providers may use our product off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. For example, although V-Go is only cleared for insulin delivery in adult patients, a physician might independently choose to use it for insulin delivery in children. If the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties. In addition, such conduct may serve as the basis for a claim that we have caused false claims to be submitted to a Federal healthcare program, resulting in potential Federal or State False Claims Act liability. Although our policy is to refrain from statements that could be considered off-label promotion of our product, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. Violations of the FDCA may also lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws, which may lead to costly penalties and may adversely impact our business. In addition, the off-label use of our product may increase the risk of product liability claims. Product liability claims are expensive to defend and could result in substantial damage awards against us and harm our reputation.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain reimbursement for our product or regulatory clearance or approval of our future products, and to produce, market and distribute those products after clearance or approval is obtained.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for our product, which may further exacerbate industry-wide pressure to reduce the prices charged for our product. This could harm our ability to market our product and generate sales. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our current product and future products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for any future products would negatively impact our long-term business strategy. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, the ability to rescind previously granted 510(k) clearances and additional requirements that may significantly impact the process.

In the U.S., there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that restrict or regulate post-approval activities, which may affect our ability to profitably sell V-Go or any other product candidates for which we obtain marketing approval. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from third-party payors.

For example, in March 2010, the ACA was signed into law. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The ACA substantially changes the way healthcare is financed by both governmental and commercial insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industries. The ACA, among other things, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices (discussed in more detail below), requires manufacturers to participate in a discount program for certain outpatient drugs under Medicare Part D, and promotes programs that increase the federal government’s comparative effectiveness research. As the ACA continues to be implemented, its provisions could meaningfully change the way healthcare is delivered and financed, and could have a material adverse impact on numerous aspects of our business. Non-drug products may be covered under Medicare Part D if they meet the definition of supplies associated with the injection of insulin. The Centers for Medicare and Medicaid Services, or CMS, considers V-Go to meet this definition. Because CMS does not consider V-Go a drug under Medicare Part D, it is not required to participate in the Medicare Coverage Gap Discount Program, which was created by the ACA.

In the future there may continue to be additional proposals relating to the reform of the U.S. healthcare system generally, or operation of the Medicare Part D program specifically. Certain of these proposals could limit the prices we are able to charge for our product, or the amount of reimbursement available for our product, and could limit the acceptance and availability of our product.

Our financial performance may be adversely affected by medical device tax provisions in the ACA.

The ACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We do not believe that V-Go is currently subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the guidance regarding this exemption as applied to V-Go is not clear, and the availability of this exemption is subject to interpretation by the IRS, and the IRS may disagree with our analysis. In addition, future products that we manufacture, produce or import may be subject to this tax. The financial impact this tax may have on our business is unclear and there can be no assurance that our business and financial results will not be negatively impacted.

Risks Related to Our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates, including Holdings, will, in the aggregate, hold shares representing approximately 56% of our outstanding voting stock. Assuming an initial offering price of $15.00 per share, if our 5% stockholders and their affiliated entities purchase all of the approximately $10 million of shares they have indicated an interest in purchasing in this offering, the number of shares of our common stock beneficially owned by our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates, including Holdings, will, in the aggregate, increase to approximately 61% of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Additionally, following the completion of this offering, Holdings will hold approximately 44% of the voting power in our company, or approximately 42% if the underwriters exercise their option to purchase additional shares in full. Holdings’ governing documents require the affirmative consent of the representatives of Welsh, Carson, Anderson & Stowe XI, L.P., or WCAS, on its board of managers in connection with Holdings’ vote on matters submitted to a vote of our security holders. Accordingly, for so long as Holdings controls a majority of our voting power, Holdings, and WCAS in particular, will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, Holdings will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. This concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. Based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $11.65 per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although our common stock has been approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller medical device and pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	developments related to our existing or any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management and board of directors will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including to expand and support our sales and marketing infrastructure and activities for V-Go, and fund research, development and engineering activities and manufacturing capabilities. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 15,788,102 shares of common stock based on the number of shares outstanding as of March 9, 2015, assuming (i) the automatic conversion of all outstanding shares of our preferred stock, including accrued dividends thereon, into an aggregate of 3,685,649 shares of our common stock upon the closing of this offering, assuming a closing date for this offering of March 25, 2015, and (ii) the issuance of 179,377 shares of our common stock as a result of the net exercise of all outstanding warrants as of the date of this prospectus, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining 10,788,102 shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times beginning 180 days after this offering. Moreover, after this offering, holders of an aggregate of 10,608,725 shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified officers or members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target animal studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our amended and restated certificate of incorporation and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our restated bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation will be your sole source of gain, if any.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains estimates, projections and forward-looking statements. Our estimates, projections and forward-looking statements are based on our management’s current assumptions and expectations of future events and trends, which affect or may affect our business, strategy, operations or financial performance. Although we believe that these estimates, projections and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely and materially affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by one or more of the following factors:

•	our history of operating losses and uncertainty regarding our ability to achieve profitability;

•	our reliance on V-Go to generate all of our revenue;

•	our inability to retain a high percentage of our patient customer base or our significant wholesale customers;

•	the failure of V-Go to achieve and maintain market acceptance;

•	our inability to operate in a highly competitive industry and to compete successfully against competitors with greater resources;

•	competitive products and other technological breakthroughs that may render V-Go obsolete or less desirable;

•	our inability to maintain or expand our sales and marketing infrastructure;

•	any inaccuracies in our assumptions about the insulin-dependent diabetes market;

•	manufacturing risks, including risks related to manufacturing in Southern China, damage to facilities or equipment and failure to efficiently increase production to meet demand;

•	our dependence on limited source suppliers and our inability to obtain components for our product;

•	our failure to secure or retain adequate coverage or reimbursement for V-Go by third-party payors;

•	our inability to enhance and broaden our product offering, including through the successful commercialization of the pre-fill V-Go;

•	our inability to protect our intellectual property and proprietary technology; and

•	our failure to comply with the applicable governmental regulations to which our product and operations are subject.

Other sections of this prospectus include additional factors that could adversely impact our business, strategy, operations or financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or review any estimate, projection or forward-looking statement because of new information, future events or other factors. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See the information included under the heading “Where You Can Find Additional Information.” Estimates, projections and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates, projections and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 5,000,000 shares of our common stock in this offering will be approximately $68 million, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $78 million.

We currently anticipate that we will use approximately $54 million of the net proceeds received by us to support ongoing sales and marketing activities for V-Go and to expand our sales and marketing infrastructure. We anticipate we will use approximately $14 million of the net proceeds received by us to fund research, development and engineering activities and manufacturing capabilities, which we expect to include the further development of our pre-filled V-Go, although we expect that we will need to seek additional capital to complete its development and commercialization. We expect that the remaining net proceeds, if any, will be used for working capital and other general corporate purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the factors described under “Risk Factors” beginning on page 13 in this prospectus. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $14.0 million, assuming the assumed initial public offering price stays the same.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

Our ability to pay cash dividends is restricted pursuant to the terms of the Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the issuance by us of 280,122 shares of Series D Preferred Stock after December 31, 2014, (2) the automatic conversion of these and all of our other outstanding shares of our preferred stock, including accrued dividends thereon, into 3,685,649 shares of common stock upon the closing of this offering, assuming a closing date for this offering of March 25, 2015, (3) the issuance of 179,377 shares of common stock upon the net exercise of all outstanding warrants as of the date of this prospectus, assuming an initial public offering price of $15.00 per share, that is the midpoint of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering, and (4) the filing of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2014
(In thousands, except share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Total debt	$52,845	$52,845	$52,845

Stockholders’ equity/(deficit):
Series D Preferred Stock, par value $0.00001 per share; 6,000,000 shares authorized, 4,304,878 shares issued and outstanding, actual (aggregate liquidation value of $44,225 at December 31, 2014); no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	43,049	—	—
Common stock, par value $0.00001 per share; 38,461,538 shares authorized, 6,923,076 shares issued and outstanding, actual; 38,461,538 shares authorized, pro forma and pro forma as adjusted; 10,788,102 shares issued and outstanding, pro forma; 15,788,102 shares issued and outstanding, pro forma as adjusted	—	108	158
Additional paid in capital	249,909	295,651	363,386
Accumulated deficit	(310,677)	(310,677)	(310,677)

Total stockholders’ equity/(deficit)	(17,719)	(14,918)	52,867

Total capitalization	$35,126	$37,927	$105,712

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ equity/(deficit) and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ equity/(deficit) and total capitalization by approximately $14.0 million.

The number of shares in the table above does not include:

•	1,167,796 shares of common stock issuable upon exercise of stock options outstanding as of March 9, 2015, at a weighted-average exercise price of $11.22 per share;

•

518,600 shares of common stock issuable upon exercise of options to be issued to members of management and some of our employees in connection with this offering, at an exercise price per share equal to the initial public offering price; and

•	1,744,615 shares of our common stock reserved for future issuance under our 2014 Incentive Compensation Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2014, we had a historical net tangible book value (deficit) of $(17.7) million, or $(2.56) per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2014.

Our pro forma net tangible book value (deficit) as of December 31, 2014 was $(14.9) million, or $(1.38) per share, based on shares of our common stock outstanding as of December 31, 2014, after giving effect to the issuance of 280,122 shares of Series D Preferred Stock after December 31, 2014, the automatic conversion of these and all of our other outstanding shares of our Series D Preferred Stock outstanding as of the date of this prospectus, including accrued dividends thereon, into an aggregate of 3,685,649 shares common stock upon the closing of this offering, assuming a closing date for this offering of March 25, 2015, and the issuance of 179,377 shares of common stock upon the net exercise of all outstanding warrants, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that will occur automatically upon the closing of this offering.

After giving further effect to the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been approximately $52.9 million, or approximately $3.35 per share. This amount represents an immediate increase in pro forma net tangible book value of $4.73 per share to our existing stockholders and an immediate dilution of approximately $11.65 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of December 31, 2014	$(2.56)
Increase per share attributable to the issuance of Series D Preferred Stock, conversion of our preferred stock and net exercise of warrants	1.18

Pro forma net tangible book value (deficit) per share as of December 31, 2014	(1.38)
Increase per share attributable to this offering	4.73

Pro forma as adjusted net tangible book value per share after this offering		3.35

Dilution per share to new investors in this offering		$11.65

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.29, and dilution in pro forma net tangible book value per share to new investors by approximately $0.71, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $0.63 per share and decrease the dilution to new investors by approximately $0.63 per share, and each decrease of $1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $0.72 per share and increase the dilution to new investors by approximately $0.72 per share, in each case, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $3.83 per share, the increase in pro forma net tangible book value would be $5.21 per share and the dilution to new investors would be $11.17 per share, in each case assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of December 31, 2014, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
(In thousands, except share and per share data)	Number	Percent	Amount	Percent
Existing stockholders	10,788,102	68%	$290,533	79%	$26.94
New investors	5,000,000	32	75,000	21	$15.00

Total	15,788,102	100%	$365,533	100%

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2014, after giving effect to the issuance of shares of Series D Preferred Stock in January and February 2015, the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and the net exercise of all outstanding warrants, which will occur automatically upon the closing of this offering, and exclude:

•	1,161,308 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2014, at a weighted-average exercise price of $11.22 per share;

•

518,600 shares of common stock issuable upon exercise of options to be issued to members of management and some of our employees in connection with this offering, at an exercise price per share equal to our initial public offering price; and

•	1,744,615 shares of our common stock reserved for future issuance under our 2014 Incentive Compensation Plan.

If all of our outstanding options as of December 31, 2014 had been exercised by the payment of cash for shares of our common stock at that date:

•	existing investors in the table above would have held 11,949,410 shares of our common stock, or 71%, and would have paid $303,551,000, or 80%, of the total consideration; and

•	the new investors in the table above would have held 5,000,000 shares of our common stock, or 29%, and would have paid $75,000,000, or 20%, of the total consideration.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of December 31, 2014, the pro forma as adjusted net tangible book value per share after this offering would be $3.89, and total dilution per share to new investors would be $11.11.

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 65% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to 5,750,000, or approximately 35% of the total number of shares of our common stock outstanding after this offering.

Certain affiliates of our directors and other principal stockholders have indicated an interest in purchasing an aggregate of approximately $20.0 million in shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these entities would purchase up to an aggregate of 1,333,333 of the 5,000,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by these stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our selected consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not indicative of the results to be expected in the future.

	Year Ended December 31,
	2013	2014
(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$6,166	$13,493
Cost of goods sold	18,175	17,773

Gross margin	(12,009)	(4,280)

Operating expense:
Research and development	6,740	6,265
Selling, general and administrative	56,671	48,488
Restructuring	9,399	—

Total operating expense	72,810	54,753

Operating loss	(84,819)	(59,033)

Other income (expense):
Interest income	12	3
Interest expense	(3,171)	(7,545)
Change in fair value of prepayment features	62	802
Other expense	(394)	—
Other income	713	201

Total other income (expense)	(2,778)	(6,539)

Net loss	$(87,597)	$(65,572)

Net loss attributable to common stockholders	$(104,205)	$(74,937)

Per Share Data:
Net loss per share of common stock(1)
Basic and diluted	$(164.38)	$(18.90)

Weighted average common shares outstanding(1)
Basic and diluted	633,926	3,964,464

Pro forma net loss per share of common stock(1)
Basic and diluted (unaudited)		$(8.90)

Pro forma weighted average common shares outstanding(1)
Basic and diluted (unaudited)		7,368,671

(1)

See Note 4 to our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts.

	As of December 31,
	2013	2014
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,014	$20,944
Working capital	39,747	(30,160)
Total assets	62,091	49,355
Total liabilities	63,104	67,074
Total stockholders’ deficit	(1,013)	(17,719)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a commercial-stage medical technology company focused on developing innovative technologies to improve the health and quality of life of people with Type 2 diabetes. We designed our first commercialized product, the V-Go Disposable Insulin Delivery Device, or V-Go, to help patients with Type 2 diabetes who require insulin to achieve and maintain their target blood glucose goals. V-Go is a small, discreet and easy-to-use disposable insulin delivery device that a patient adheres to his or her skin every 24 hours. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery throughout the day and to manage their diabetes with insulin without the need to plan a daily routine around multiple daily injections.

We currently focus on the treatment of patients with Type 2 diabetes—a pervasive and costly disease that, according to the 2014 National Diabetes Statistics Report released by the U.S. Centers for Disease Control and Prevention, or CDC, currently affects between 90% to 95% of the approximately 22 million U.S. adults diagnosed with diabetes. The CDC estimates that the combined direct medical and drug costs and indirect lost productivity costs of diabetes in the United States are approximately $245 billion annually. We believe the majority of the 12.8 million U.S. adults treating their Type 2 diabetes with more than one daily oral anti-diabetic drug, or OAD, or an injectable diabetes medicine can benefit from V-Go’s innovative approach to Type 2 diabetes management. Our near-term market consists of the approximately 5.8 million of these patients who currently take insulin, which includes 4.6 million patients who have not been able to achieve their target blood glucose goal.

We commenced commercial sales of V-Go in the United States during 2012. During the first half of 2012, we initiated an Early Access Program to provide a limited number of physicians with free V-Go products for patients and began shipments to major wholesalers in anticipation of commercial launch. In the second half of 2012, we began hiring sales representatives in selected U.S. markets. At the end of 2014, our sales team covered 63 territories primarily within the East, South, Midwest and Southwest regions of the United States.

Our revenue increased from $0.6 million in 2012 to $6.2 million in 2013 and to $13.5 million in 2014, reflecting our territorial expansion. Our net loss was $87.6 million and $65.6 million for the years ended December 31, 2013 and 2014, respectively. Our accumulated deficit as of December 31, 2014 was $310.7 million. Since launching V-Go, the total number of prescriptions for, and the number of patients using, V-Go have increased each quarter. Based on prescription data, we estimate there were approximately 83,000 V-Go prescriptions filled during the year ended December 31, 2014, and we estimate that approximately 13,000 patients with Type 2 diabetes were using V-Go as of December 31, 2014.

Financial Overview

Revenue

We generate revenue from sales of V-Go to third-party wholesalers and medical supply distributors that take delivery and ownership of V-Go and, in turn, sell it to retail pharmacies or directly to patients with

Type 2 diabetes. We have entered into agreements with wholesale customers, distributors and third-party payors throughout the United States. We sell V-Go 30-day packages to wholesalers at a wholesale acquisition price (WAC), which was $263 as of January 2015. These agreements may include product discounts and rebates payable by us to third-party payors upon dispensing V-Go to patients. These agreements customarily provide the customer with rights to return the product, subject to the terms of each contract. Our wholesale and medical supply distributor customers can return purchased V-Go products during a period that begins six months prior to the product’s expiration date and ends one year after the expiration date. V-Go’s expiration date is determined by adding 36 months to the date of manufacture. Additionally, returns are no longer honored after delivery to the patient. Therefore, with respect to each unit of V-Go sold, we record revenue when a patient takes possession of the product.

We record deferred revenue equal to the gross invoice sales price less estimated cash discounts and distribution fees at the time we ship V-Go to our customers. We also invoice our customers and record a related deferred cost of goods sold at that time. We defer recognition of revenue and the related cost of goods sold on shipments of V-Go until the product has been dispensed to patients based on our analysis of third-party information.

Cost of Goods Sold

We currently manufacture V-Go and the EZ Fill accessory in cleanrooms at a contract manufacturing organization, or CMO. We also have a relationship with a separate CMO that performs our final inspection and packaging functions. Any single-source components and suppliers are managed through our global supply chain operation.

Cost of goods sold includes raw materials, labor costs, manufacturing overhead expenses and reserves for anticipated scrap and inventory obsolescence. Due to our relatively low production volumes of V-Go and EZ Fill compared to our potential capacity for those products, the majority of our per-unit costs are manufacturing overhead expenses. These expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and operations supervision and management.

We expect our overall gross margin, which is calculated as revenue less cost of goods sold for a given period, to fluctuate in future periods as a result of increased manufacturing output as well as changes in and improvements to our manufacturing processes and expenses. We expect that improvements in manufacturing efficiencies and increases in volume up to our current capacity will generally improve our gross margins. We generally expect manufacturing inefficiencies, which we may experience if we seek to manufacture new products or attempt to add manufacturing capacity, to negatively impact gross margin.

Research and Development

Our research and development activities primarily consist of engineering and research programs associated with products under development as well as activities associated with our core technologies and processes. Our research and development expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and contract employee expenses. In addition, research and development includes costs and expenses associated with the validation of new manufacturing lines. Once validated, all line expense is included in cost of goods sold.

We expect our research, development and engineering expenses to increase from current levels as we initiate and advance our development projects, including the prefill V-Go.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of salary, fringe benefits and share-based compensation for our executive, financial, marketing, sales, business development, regulatory affairs and administrative functions. Other significant expenses include product demonstration samples, trade show expenses, professional fees for contracted clinical diabetes educators, external legal counsel, independent auditors and other consultants, insurance, facilities and information technologies expenses. We expect our selling, general and administrative expenses to increase as our business expands.

Other Income (Expense), net

Other income (expense), net primarily consists of interest expense and amortization of debt discount associated with our term loan agreement with Capital Royalty Partners, or our Term Loan, and other notes payable.

Results of Operations for the Years Ended December 31, 2013 and 2014

The following is a comparison of revenue and expense categories for the years ended December 31, 2013 and 2014:

	Year Ended December 31,		Change
	2013	2014	$	%
(in thousands except percentages)
Revenue	$6,166	$13,493	$7,327	119
Cost of goods sold	18,175	17,773	(402)	(2)

Gross margin	(12,009)	(4,280)	7,729	64

Operating expense:
Research and development	6,740	6,265	475	7
Selling, general and administrative	56,671	48,488	8,183	14
Restructuring	9,399	—	9,399	100

Total operating expense	72,810	54,753	18,057	25

Operating loss	(84,819)	(59,033)	25,786	30

Other income (expense), net:
Interest income	12	3	(9)	(75)
Interest expense	(3,171)	(7,545)	(4,374)	(138)
Change in fair value of prepayment features	62	802	740	1,194
Other income (expense)	319	201	(118)	(37)

Total other income (expense), net	(2,778)	(6,539)	(3,761)	(135)

Net loss	$(87,597)	$(65,572)	$22,025	25

Revenue

We commenced commercial sales of V-Go in the United States during the first half of 2012 and hired sales representatives to cover selected territories on the East Coast of the United States during the latter half of that year. In 2013, we expanded our sales organization, which contributed to an increase in our revenue. The total number of patients using V-Go increased from approximately 6,800 at December 31, 2013 to over 13,000 at December 31, 2014. This increase in patients and, to a lesser extent price increases, contributed to a revenue increase of 119% on a period over period, comparative basis.

Cost of Goods Sold

Our cost of goods sold for 2014 was $17.8 million on revenue of $13.5 million, compared to $18.2 million in cost of goods sold on revenue of $6.2 million during 2013. As a percentage of revenue, cost of goods sold decreased from 295% during 2013 to 132% during 2014.

During the third quarter of 2013 we moved manufacturing to a CMO that uses custom-designed, semi-automated manufacturing equipment and production lines. During that time we developed a relationship with a separate CMO that performs our final inspection and packaging functions. This move resulted in a favorable impact to our cost of goods sold for the comparative periods shown.

We are in the early stages of commercialization, and as a result our cost of goods sold will not increase in direct proportion to our revenue. We have not yet been able to take full advantage of economies of scale in our manufacturing. As a result, our current cost of goods sold reflects the absorption of overhead as the largest component of costs.

Research and Development

Total research and development expenses decreased during the year ended December 31, 2014 compared to the prior year. The favorable variance of $0.5 million was comprised of a $0.8 million decrease in departmental expense, spread evenly between contract labor, supplies and employee-related expense, partially offset by a $0.3 million increase in costs during 2014 related to the development of a new production line in China.

Selling, General and Administrative

Our selling, general and administrative expenses decreased in the year ended December 31, 2014 as compared to 2013. During 2014, we were able to reduce our reliance on external consulting services used to assist with our marketing initiatives and other professional services by $5.6 million. That savings was partially offset by $0.5 million in expenses associated with our increased distribution of V-Go samples to physicians and for use in educational programs as we worked to expand our selling base. The remainder of the decrease was attributable to a $2.8 million reduction in employee-related expenses primarily related to reduced employee headcount following the 2013 Restructuring described below, and a $0.2 million decrease in administrative expense primarily related to costs associated with insurance and franchise taxes.

Restructuring

In October 2013, we implemented a company-wide strategic restructuring of our operations, the 2013 Restructuring, with the intent to significantly lower cash expenditures while minimizing the impact on sales growth. The 2013 Restructuring’s cost-savings initiatives included a combination of reduced spending on marketing programs, manufacturing costs, inventory, and a reduction in work force. In connection with the 2013 Restructuring, we recorded an impairment to our long-lived assets of $5.2 million for assets related to a closed facility, contract termination costs of $3.9 million related to the termination of our relationship with certain suppliers and employee termination benefits of $0.4 million during 2013. We did not record any additional costs in 2014 related to the 2013 Restructuring. See Note 12 in our consolidated financial statements included in this prospectus for additional discussion of the 2013 Restructuring.

Other Income (Expense), Net

The increase in interest expense during the year ended December 31, 2014 as compared to the prior year was primarily attributable to borrowings under our Term Loan entered into during the second quarter of 2013 and drawn during the third quarter of 2013. The year ended December 31, 2014 had a full twelve months of interest expense on the Term Loan, whereas the year ended December 31, 2013 had only four and one-half months of interest expense as a result of the timing and funding of this agreement.

The year over year variances of other income and changes in prepayment features are primarily caused by fluctuations in period end valuations of derivative liabilities associated with our debt. In addition to those fair value adjustments, we recorded other income of $0.3 million during 2014 from the sale of equipment that we no longer use in our production process.

Liquidity and Capital Resources

At December 31, 2014, we had $21.0 million in cash and cash equivalents, and we received an additional $2.9 million in proceeds from the Third Series D Closing in January 2015 and the Fourth Series D Closing in February 2015. We believe that our cash on hand, together with the proceeds received from this offering, will be sufficient to satisfy our liquidity requirements for at least the next 12 months. We expect that our sales performance and the resulting operating income or loss, as well as the status of each of our new product development programs, will significantly impact our cash management decisions. We have utilized, and may continue to utilize, debt arrangements with debt providers and financial institutions to finance our operations. Factors such as interest rates and available cash will impact our decision to continue to utilize debt arrangements as a source of cash. In the event we do not consummate this offering, we will need to seek alternative financing sources, including from debt issuance or private equity, in order to execute our business strategies.

Historically, our sources of cash have included private placements of equity securities, debt arrangements, and cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as the purchase and growth of inventory, expansion of our sales and marketing and research and development activities and other working capital needs; the acquisition of intellectual property; and expenditures related to equipment and improvements used to increase our manufacturing capacity and improve our manufacturing efficiency and for overall facility expansion.

The following table shows a summary of our cash flows for the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
(in thousands)
Net cash provided by (used in):
Operating activities	$(85,245)	$(48,015)
Investing activities	(6,820)	(2,495)
Financing activities	49,059	40,440

Total	$(43,006)	$(10,070)

Operating Activities

The decrease in net cash used in operating activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013 was primarily associated with increased product revenue and lower cost of goods sold as a result of manufacturing efficiencies. In addition, 2014 operating expense benefited from the restructuring of our organization and reduction of workforce which occurred during the fourth quarter of 2013.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2013 and 2014 was primarily related to purchases of capital equipment for our production lines. The 2013 use of cash was directly related to our initial scale up of production lines with our CMO. The 2014 use of cash was related to augmenting the already existing production capacity built during 2013.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2013 was the result of the August 2013 drawdown of our Term Loan for $50.0 million, partially offset by debt issuance costs of $0.5 million and principal payments on our senior subordinated note of $0.4 million. Net cash provided by financing activities for the year ended December 31, 2014 was primarily the result of proceeds from the Series D Financing of $43.0 million, partially offset by issuance costs of $0.7 million and debt and capital lease repayments of $0.4 million. In addition, 2014 cash expenditures included deferred costs related to this offering of $1.6 million.

Indebtedness

Capital Royalty Partners Term Loan

On May 23, 2013, we entered into a term loan agreement with Capital Royalty Partners, or the Term Loan, which provides for total potential borrowings of up to $100 million, structured as a senior secured loan with a six-year term. The Term Loan is secured by substantially all of our assets, including our material intellectual property. The agreement provides for the issuance of notes in three separate tranches. The Term Loan bears interest at 11% per annum and compounds annually. Until the third anniversary of the Term Loan, we have the option to pay quarterly interest of 7.5% in cash and 3.5% paid-in-kind, or PIK, interest which is added to the aggregate principal amount of the Term Loan on the last day of each quarter. Thereafter, interest on the Term Loan is payable only in cash. The first tranche of the Term Loan was $50 million, and was drawn on August 15, 2013. The potential second and third tranches of the Term Loan were $25 million each and could have been drawn if we had achieved specified revenue milestones for the three months ended March 31, 2014 and September 30, 2014. We did not meet the respective revenue thresholds for the second and third tranches on those dates and therefore only drew down a total of $50.0 million under the Term Loan.

The Term Loan contains a minimum revenue covenant, which was $25.0 million for 2014 and originally $50.0 million for 2015. We failed to achieve the minimum revenue threshold for 2014, but the Term Loan provides a cure right pursuant to which we can avoid an event of default by reducing the principal amount of the Term Loan through a repayment on or prior to April 30, 2015 equal to two times the revenue shortfall for the year ended December 31, 2014, using proceeds from either newly obtained subordinated debt or an equity financing. The Term Loan provides a similar cure right should we fail to meet the minimum revenue threshold for 2015. Based on the 2014 revenue shortfall, we would be required to pay $23.0 million before April 30, 2015 in order to avoid an event of default in the absence of any waiver of this covenant. In conjunction with the 2014 Reorganization and Series D Financing, we amended the Term Loan with Capital Royalty Partners to provide for a conditional waiver of the minimum revenue covenant for 2014, a reduction in the minimum revenue covenant for 2015 from $50.0 million to $20.0 million and the availability of the minimum revenue covenant’s repayment cure right throughout the life of the Term Loan. These amendments to the Term Loan are conditional, however, on our consummation of an initial public offering with net proceeds to us of at least $40.0 million by March 31, 2015. If we satisfy the initial public offering condition in connection with this offering, the amended Term Loan does not require us to reserve any portion of the proceeds of this offering except to the extent necessary to satisfy the Term Loan’s minimum cash covenant, which requires us to maintain, at all times, a $2.0 million minimum daily balance of cash or cash equivalents.

In connection with entering into the facility in May 2013, we issued warrants to the lender to purchase 3,588,870 shares of our common stock at an exercise price of $0.013. The warrants issued in May 2013 were deemed to be permanent equity. We recorded the loan net of an original issuance discount of $3.3 million, relating to the issuance of these warrants, and net of deferred financing costs paid directly to the creditor, and therefore treated as a discount to the debt, of $0.5 million relating to the lender finance fee of 1%. The original issue discount on the loan is being amortized over the term of the loan using the effective interest method and was $3.0 million and $3.9 million at December 31, 2013 and 2014, respectively. The discount related to the issuance costs is being amortized over the term of the loan using the effective interest method and was $0.5 million and $0.4 million at December 31, 2013 and 2014, respectively. During June 2014, and in connection with the 2014 Reorganization, these warrants were cancelled and on August 5, 2014, December 8, 2014 and February 28, 2015, we issued Capital Royalty Partners new warrants to purchase 152,821, 24,526 and 1,802 shares of our common stock, respectively, in each case exercisable at $0.013 per share.

Upon a change in control or specified sales of our assets, the Term Loan must be prepaid in an amount equal to the outstanding principal balance plus accrued and unpaid interest, taking into account a prepayment premium that starts at 5% of the balance and decreases to 0% over time. Absent a change in control, the outstanding principal and accrued PIK interest will be repaid in twelve quarterly installments during the final three years of the term. We determined that the prepayment feature qualified as an embedded derivative requiring bifurcation from the debt. The derivative was initially valued at $0.6 million and recorded as a long-term liability within derivative liabilities on our consolidated balance sheet, with a corresponding discount on the note. The fair value of the derivative liability was $0.6 million and $0.4 million at December 31, 2013 and 2014, respectively. The change in fair value of $0.2 million for the year ended December 31, 2014 was recorded to change in fair value of prepayment features on our consolidated statement of operations. The original issue discount for the prepayment feature is being amortized using the effective interest method over the term of the loan, and was $0.6 million and $0.5 million as of December 31, 2013 and 2014, respectively.

WCAS Capital Partners Note Payable

In 2011, concurrently with the issuance of Series C Preferred Stock, we issued a $5.0 million senior subordinated note, or WCAS Note, to WCAS Capital Partners IV, L.P. Amounts due under the WCAS Note bear interest at 10% per annum, payable semi-annually, and the full principal amount is due in September 2021. We may pay off the WCAS Note at any time without penalty. We recorded the WCAS Note as a liability net of an original issue discount of $0.6 million.

Upon a change in control, the WCAS Note must be prepaid in an amount equal to the outstanding principal balance, plus accrued and unpaid interest. We determined that the prepayment feature qualified as an embedded derivative requiring bifurcation from the debt. The derivative was initially valued at $0.7 million and recorded as a long-term liability within derivative liabilities on our consolidated balance sheets, with a corresponding discount on the WCAS Note. The change in fair value of $0.6 million for the year ended December 31, 2014 was recorded to change in fair value of prepayment features on our consolidated statement of operations.

On May 23, 2013, in connection with the entry into the Term Loan, the WCAS Note was amended such that the note now bears interest at 12% per annum, and all interest accrues as compounded PIK interest and is added to the aggregate principal amount of the loan semi-annually. The then outstanding principal amount of the note, including accrued PIK interest, is due in full in September 2021.

Contractual Obligations

The following summarizes our significant contractual obligations as of December 31, 2014:

	Payment Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Purchase commitments(1)	$6,028	$6,028	$—	$—	$—
Operating lease obligations(2)	3,453	1,151	2,181	121	—
Capital lease obligations(3)	179	153	26	—	—
Senior secured debt(4)	52,495	52,495	—	—	—
Other note payable(5)	6,046	6,046	—	—	—
Interest payments on long-term debt(6)	26,152	4,045	10,729	4,091	7,287

Total	$94,353	$69,918	$12,936	$4,212	$7,287

(1) Represents purchase commitments with suppliers for raw materials and finished goods.

(2) Represents operating lease commitments for office and manufacturing space in Shrewsbury, Massachusetts and Bridgewater, New Jersey and small office equipment.

(3) Represents capital lease commitments for manufacturing equipment that expire in March 2016.

(4)Represents a term loan agreement with Capital Royalty Partners for $50.0 million, including accrued interest through December 31, 2014.

(5)Represents a $5.0 million Senior Subordinated Note Payable to WCAS Capital Partners IV, L.P., including accrued interest through December 31, 2014.

(6) Represents expected interest payments on senior secured debt and other note payable.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

Our revenue is primarily generated from the sales in the United States of V-Go to third-party wholesalers and medical supply distributors that, in turn, sell it to retail pharmacies or directly to patients.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title passed, the price is fixed or determinable, and collectability is reasonably assured. These criteria are applied as follows:

•	The evidence of an arrangement generally consists of contractual arrangements with our third-party wholesalers and medical supply distributor customers.

•

Transfer of title and risk and rewards of ownership are passed upon shipment of product to distributors or upon delivery to patients. However, due to uncertainty of customer returns and insufficient historical data that would enable us to estimate returns, we do not consider this element to have been achieved until the prescription has been dispensed to the patient.

•

The selling prices are fixed and agreed upon based on the contracts with distributors, the customer and contracted insurance payors, if applicable. For sales to customers associated with insurance providers with whom we do not have a contract, we recognize revenue upon collection of cash at which time the price is determinable. Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period the related sales are recorded.

•	We consider the overall creditworthiness and payment history of the distributor, customer or the contracted payor in concluding whether collectability is reasonably assured.

We have entered into agreements with wholesalers, distributors and third-party payors throughout the United States. These agreements may include product discounts and rebates payable by us to third-party payors upon dispensing V-Go to patients. Additionally, these agreements customarily provide such wholesalers and distributors with rights to return purchased products within a specific timeframe, as well as prior to such timeframe if the product is damaged in the normal course of business. Our wholesaler and medical supply distributor customers can generally return purchased product during a period that begins six months prior to the purchased V-Go’s expiration date and ends one year after the expiration date. V-Go’s expiration date is determined by adding 36 months to the date of manufacture. Returns are no longer honored after delivery to the patient. Therefore, with respect to each unit of V-Go sold, we record revenue when a patient takes possession of the product.

Revenue from product sales is recorded net of adjustments for managed care rebates, wholesale distributions fees, cash discounts, and prompt pay discounts, all of which are established at the time of sale. In order to prepare our consolidated financial statements, we are required to make estimates regarding the amounts earned or to be claimed on the related product sales, including the following:

•	managed care rebates, which are based on the estimated end user payor mix and related contractual rebates; and

•	prompt pay discounts, which are recorded based on specified payment terms, and which vary by customer.

We believe our estimates related to managed care rebates and prompt pay discounts do not have a higher degree of estimation complexity or uncertainty as the related amounts are settled within a relatively short period of time.

We are currently unable to reasonably estimate future returns due to lack of sufficient historical return data for V-Go. Accordingly, we invoice our customers, record deferred revenue equal to the gross invoice sales price less estimated cash discounts and distribution fees, and record a related deferred cost of goods sold. We defer recognition of revenue and the related cost of goods sold on shipments of V-Go until a customer’s right of return no longer exists, which is once we receive evidence that the product has been distributed to patients based on our analysis of third-party information. When we believe we have sufficient historical data to develop reasonable estimates of expected returns based upon historical returns, we plan to recognize product sales upon shipment to our customers.

Inventories

Inventories consists of raw materials, work in process and finished goods, which are valued at the lower of cost or market. Cost is determined on a first in, first out, or FIFO, basis and includes material costs, labor and applicable overhead. We review our inventory for excess or obsolete inventory and write down inventory that has no alternative uses to its net realizable value. Economic conditions, customer demand and changes in purchasing and distribution can affect the carrying value of inventory. As circumstances warrant, we record lower of cost or market inventory adjustments. In some instances, these adjustments can have a material effect on the financial results of an annual or interim period. In order to determine such adjustments, we evaluate the age, inventory turns and estimated fair value of product inventory by stage of completion and record an adjustment if estimated market value is below cost.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition and measurement are reflected in the period in which the change in judgment occurs.

At December 31, 2014, we had net operating loss carryforwards for federal income tax purposes of $243.5 million that were available to offset future federal taxable income, if any. The federal net operating losses begin to expire in 2028. We also had net operating loss carryforwards for state income tax purposes of $41.9 million that are available to offset future state taxable income, if any. The state net operating loss carryforwards begin to expire in 2015.

The valuation allowance for deferred tax assets as of December 31, 2014 was $102.7 million. The valuation allowance is primarily related to net operating loss carryforwards that, in the judgment of our management, are not more likely than not to be realized. In making this assessment, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believed that a full valuation allowance was necessary at December 31, 2014. Utilization of the net operating loss carryforwards to offset future taxable income, if any, may be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes that may have occurred or could occur in the future. We performed a Section 382 analysis during December 2014, taking into account the 2014 Recapitalization and the Series D Financing, and have determined that the ownership changes resulting from those transactions did not limit the use of our loss carryforwards as of December 31, 2014.

Impairment of Long-Lived Assets

Long-lived tangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived tangible assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, the impairment to be recognized is measured by determining the amount by which the carrying amount exceeds the fair value of the asset. Fair value may be determined using appraisals, management estimates and discounted cash flow calculations. During the year ended December 31, 2013, we incurred asset impairment charges of $5.2 million primarily related to cost-saving restructuring initiatives implemented during the year. There were no such additional impairment charges recorded during 2014.

Share-Based Compensation and Common Stock Valuation

Share-Based Compensation

We measure the cost of awards of equity instruments based on the grant date fair value of the awards. That cost is recognized on a straight-line basis over the period during which the employee is required to provide service in exchange for the entire award.

The fair value of stock options on the date of grant is calculated using the Black-Scholes option pricing model, based on key assumptions such as the fair value of common stock, expected volatility and expected term. Our estimates of these important assumptions are primarily based on third-party valuations, historical data, peer company data and our judgment regarding future trends and other factors. After the issuance of our Series C Preferred Stock in September 2011 and through May 2014, our board of directors used the split-adjusted purchase price of the Series C Preferred Stock of $1.87 as the exercise price on issuances of options to purchase our common stock. This exercise price for grants made during this period was, in all instances, above the fair value of the common stock. After the 2014 Recapitalization, our board of directors took into account a contemporaneous valuation as of June 1, 2014, but which gave effect to the 2014 Recapitalization, to establish the exercise price of option grants issued during July and September of 2014. These option grants were issued with an exercise price of $11.14, which our board determined to be the fair market value of our common stock at each grant date. We granted stock options on December 11, 2014 with an exercise price of $11.60, which our board determined to be the fair market value of our common stock at that date.

Common Stock Valuation

We have historically granted stock options at exercise prices not less than the fair value of our common stock. As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors. Prior to this offering, we have been a private company with no active public market for our common stock. Therefore, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. We performed these contemporaneous valuations on an as-needed basis. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

•

the prices of our preferred stock sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	our results of operations, financial position and the status of research and development efforts;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the life sciences, biopharmaceutical or medical technology industry sectors;

•

the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions;

•	the state of the IPO market for similarly situated privately held medical technology companies; and

•	any recent contemporaneous valuations prepared by an independent valuation specialist in accordance with methodologies outlined in the Practice Aid.

Common Stock Valuation Methodologies

The contemporaneous valuations discussed below were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In determining the fair value of our common shares, our board of directors considered, among other things, the most recent valuations of our common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance and current business conditions.

We generally used the income and market approaches in our contemporaneous valuations, and then allocate our enterprise value using a hybrid approach, as discussed below. The income approach utilizes a discounted cash flow, or DCF, analysis, to determine the enterprise value of the company. The DCF analysis involves applying appropriate discount rates to estimated cash flows that were based on forecasts of revenue, costs and capital requirements. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achievement of our forecasts were assessed in selecting the appropriate discount rates and selecting probability weightings for forecasted cash flows. The market approach utilizes the public company method to determine the enterprise value of the company. Under the public company method, the business is valued by comparing it with publicly-held companies engaged in reasonably similar lines of business. Market multiples based on current market prices are utilized together with historical and forecasted financial data of the publicly-traded guideline companies. These derived market multiples are then applied to the company’s historical or projected results to arrive at indications of enterprise value.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we considered consisted of the following:

•

Current Value Method.    Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•

Option Pricing Method, or OPM.    Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method, or PWERM.    The probability-weighted expected return method, or PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by us, two types of future-

event scenarios were considered: an IPO and an unspecified liquidity event. The enterprise value for the IPO scenario was determined using a market approach. The enterprise value for the unspecified liquidity event scenario was determined using the OPM approach. The relative probability of each type of future-event scenario was determined by our board of directors based on an analysis of market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios.

Stock-Based Compensation Awards Issued Before the 2014 Reorganization

The following table summarizes stock-based compensation awards under our 2008 Equity Compensation Plan, or the 2008 Plan, to employees and non-employees from January 1, 2013 through June 19, 2014, the date of the 2014 Reorganization:

Grant Date	Options Granted	Exercise Price	Fair Value Per Share	Fair Value per Option(1)
February 15, 2013	69,615	$1.87	$0.87	$0.72
March 1, 2013	6,806,930	1.87	0.87	0.61-0.72
March 25, 2013	76,923	1.87	0.87	0.73
June 25, 2013	23,077	1.87	0.87	0.61-0.73
July 18, 2013	96,154	1.87	0.87	0.73
October 9, 2013	26,154	1.87	0.87	0.61
October 31, 2013	1,153,846	1.87	0.87	0.60-0.64
November 21, 2013	263,462	1.87	0.87	0.61
February 4, 2014	614,372	1.87	0.14	0.07
March 1, 2014	125,000	1.87	0.14	0.07
April 14, 2014	38,462	1.87	0.14	0.07
May 14, 2014	6,154	1.87	0.14	0.07
May 27, 2014	46,154	1.87	0.14	0.07

(1)	Certain grant dates have a range of fair values per option due to varying terms in the underlying stock option grants.

A brief narrative of the specific factors considered by our board of directors in determining the fair value of our common stock as of the date of grant is set forth below. Of note, the exercise price and fair value per share amounts for awards issued under the 2008 Plan are less than the exercise price and fair value per share amounts for awards issued under the 2014 Equity Compensation Plan due to the impact of the 2014 Reorganization. The 2014 reorganization resulted in a significant reduction in the number of shares outstanding which resulted in an increase in per share value. For additional information about the 2014 Reorganization, see “Prospectus Summary—Recent Events—2014 Reorganization.”

February 2013 through March 2013 Grants

During the period from February 2013 through March 2013, the board of directors granted stock options with an exercise price of $1.87 and a fair value of common stock of $0.87 per share, which value was based on a contemporaneous valuation performed as of December 31, 2012. That valuation used a combination of income and market approaches, as discussed above, to derive an enterprise value for our company. The enterprise value was then allocated to the common shares based on an OPM approach. The aggregate enterprise value was allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of 1.37 years, a volatility of 60% and a risk-free interest rate of 0.24%. The time to a liquidity event was determined based upon the expected time frame for us to reach a value event either through a public offering of our stock or a sale of our company; the volatility was based on comparative volatility ranges of selected similar public companies using the time to a liquidity event as a basis; and the risk-free interest rate was based on the yields of U.S. Treasury Securities with a similar term. A discount for lack of marketability of 20% was applied to the resulting value of the common stock.

June 2013 through November 2013 Grants

During the period from June 2013 through November 2013, the board of directors granted stock options with an exercise price of $1.87 and a fair value of common stock of $0.87 per share, which value was based on a contemporaneous valuation performed as of June 20, 2013. That valuation used a combination of income and market approaches, as discussed above, to derive an enterprise value for our company. The enterprise value was then allocated to the common shares based on an OPM approach. The aggregate enterprise value was allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of 1.78 years, a volatility of 60% and a risk-free interest rate of 0.33%. The time to a liquidity event was determined based upon the expected time frame for us to reach a value event either through a public offering of our stock or a sale of our company; the volatility was based on comparative volatility ranges of selected similar public companies using the time to a liquidity event as a basis; and the risk-free interest rate was based on the yields of U.S. Treasury Securities with a similar term. A discount for lack of marketability of 20% was applied to the resulting value of the common stock.

February 2014 through May 2014 Grants

During the period from February 2014 through May 2014, the board of directors granted stock options with an exercise price of $1.87 and a fair value of common stock of $0.14 per share, which value was based on a contemporaneous valuation performed as of March 31, 2014. That valuation used a combination of income and market approaches, as discussed above, to derive an enterprise value for our company. We then utilized a hybrid PWERM and OPM valuation methodology to allocate the enterprise value to the common stock assigning a probability to various liquidity events and also a probability to a scenario in which we remain private. Under this method, the value of the common stock is estimated based upon an analysis of future values for our company assuming various investment outcomes, the timing of which is based, in part, on the plans of our board of directors and management. Under this approach, share value is derived from the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. The fair value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to common stockholders under several future stockholder exit or liquidity event scenarios, either through (1) an IPO; (2) a trade sale of our company; or (3) a stay private scenario, at cumulative amounts invested by preferred stock investors. The key valuation assumptions included those noted in the following table:

Major Assumptions	IPO	Trade Sale	Stay Private
Probability of scenario	50%	10%	40%
Discount for lack of marketability	30%	30%	30%
Timeline to liquidity	0.5 yrs	0.5 yrs	1.0 yrs
Discount rate—common stock	30%	30%	18%

None of our outstanding options as of June 19, 2014 had any intrinsic value. In connection with the 2014 Reorganization, all of the outstanding options to purchase our common stock granted prior to June 19, 2014 were converted into options to purchase limited liability company units of Holdings. Holders of limited liability company units of Holdings are entitled to their allocable portion of Holdings’ distributions and, upon the liquidation of Holdings, their allocable portion of the 6,923,076 shares of our common stock held by Holdings. See “Prospectus Summary—Recent Events.”

Stock-Based Compensation Awards Issued After the 2014 Reorganization

The following table summarizes stock-based compensation awards under our 2014 Equity Compensation Plan, or the 2014 plan, to employees and non-employees from July 1, 2014 through the date of this prospectus:

Grant Date	Options Granted	Exercise Price	Fair Value Per Share	Fair Value per Option
July 8, 2014	980,000	$11.14	$11.14	$7.57
September 11, 2014	1,923	11.14	11.14	7.57
September 15, 2014	7,692	11.14	11.14	7.57
December 11, 2014	178,000	11.60	12.55	7.71
January 5, 2015	6,615	12.78	12.78	8.81

July 2014 through January 2015 Grants

During the period from July 2014 through January 2015, the board of directors granted stock options with exercise prices between $11.14 and $12.78 and fair values of common stock between $11.14 and $12.78 per share. The values were based on contemporaneous valuations performed as of June 1, 2014, December 8, 2014 and December 31, 2014, and which gave effect to the 2014 Recapitalization. The valuations used a combination of income and market approaches, as discussed above, to derive an enterprise value for our company. The aggregate enterprise value was then allocated to the common stock utilizing a hybrid method with the following assumptions: a time to liquidity event of between 0.34 and 0.49 years, a volatility of 75% and a risk-free interest rate of between 0.12% and 0.09%. The time to a liquidity event was determined based upon the expected time frame for us to reach a value event either through a public offering of our stock or a sale of our company; the volatility was based on comparative volatility ranges of selected similar public companies using the time to a liquidity event as a basis; and the risk-free interest rate was based on the yields of U.S. Treasury Securities with a similar term. A discount for lack of marketability of between 15% and 20% was applied to the resulting values of the common stock.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense for the December 11, 2014 grant was based on a number of factors, including the contemporaneous third-party valuation as of December 8, 2014 and other factors that existed at the date of grant. Due to the proximity of the December 11, 2014 grant to the valuation as of December 8, 2014, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $12.55 per share.

The fair value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to common stockholders under several future stockholder exit or liquidity event scenarios, either through an IPO, a trade sale of our company or a stay private scenario, at cumulative amounts invested by preferred stock investors. The key valuation assumptions included those noted in the following table:

June 1, 2014 Valuation

Major Assumptions	IPO	Trade Sale	Stay Private
Probability of scenario	60%	10%	30%
Discount for lack of marketability	18%	18%	18%
Timeline to liquidity	0.4 yrs	0.4 yrs	0.8 yrs
Discount rate—common stock	40%	40%	12%

August 5, 2014 Valuation

Major Assumptions	IPO	Trade Sale	Stay Private
Probability of scenario	60%	10%	30%
Discount for lack of marketability	20%	20%	20%
Timeline to liquidity	0.5 yrs	0.5 yrs	0.5 yrs
Discount rate—common stock	25%	25%	25%

December 8, 2014 Valuation

Major Assumptions	IPO	Stay Private
Probability of scenario	94%	6%
Discount for lack of marketability	15%	15%
Timeline to liquidity	0.4 yrs	1.06 yrs
Discount rate—common stock	35%	35%

December 31, 2014 Valuation

Major Assumptions	IPO	Stay Private
Probability of scenario	94%	6%
Discount for lack of marketability	15%	15%
Timeline to liquidity	0.3 yrs	1.00 yrs
Discount rate—common stock	35%	18%

The intrinsic value of our outstanding vested and unvested option awards as of December 31, 2014, based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, was $2.4 million and $3.3 million, respectively. The fair values of stock options granted were determined at the time of grant using, among other things, a stock price determined by contemporaneous valuations as described above. We have monitored the enterprise values calculated in those contemporaneous valuations while discussing the price range set forth on the cover of this prospectus with the underwriters and have determined that each such enterprise value was an accurate basis from which to issue our option grants.

Initial Public Offering Price

In consultation with the underwriters for this offering, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $15.00 per share. In comparison, our estimate of the fair value of our common stock was $12.78 per share as of the January 5, 2015 stock option grants. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for biotechnology and medical device companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

We believe that the difference between the fair value of our common stock as of January 5, 2015 and the midpoint of the price range for this offering is the result of these factors as well as the fact that the estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored into the December 31, 2014 valuation.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts, as well as certificates of deposit. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rate on our outstanding indebtedness is fixed and is therefore not subject to changes in market interest rates.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace more existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for annual periods beginning after December 15, 2016 for public business entities, and early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In July 2013, FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU 2013-11. ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments to ASU 2013-11 are effective for interim and annual fiscal periods beginning after December 15, 2013, with early adoption permitted. We adopted ASU 2013-11 on January 1, 2014. Its adoption did not have a material impact on our results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 defines the term substantial doubt, requires an evaluation of every reporting period including interim periods, provides principles for considering the mitigating effect of management’s plan, requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, requires an express statement and other disclosures when substantial doubt is not alleviated, and requires an assessment for a period of one year after the date that the financial statements are issued or available to be issued. The amendments in ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and interim periods within those reporting periods. Earlier adoption is permitted. We do not expect this ASU to have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a commercial-stage medical technology company focused on developing innovative technologies to improve the health and quality of life of people with Type 2 diabetes. We designed our first commercialized product, the V-Go Disposable Insulin Delivery Device, or V-Go, to help patients with Type 2 diabetes who require insulin to achieve and maintain their target blood glucose goals. V-Go is a small, discreet and easy-to-use disposable insulin delivery device that a patient adheres to his or her skin every 24 hours. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery throughout the day and to manage their diabetes with insulin without the need to plan a daily routine around multiple daily injections.

We currently focus on the treatment of patients with Type 2 diabetes—a pervasive and costly disease that, according to the 2014 National Diabetes Statistics Report released by the U.S. Centers for Disease Control and Prevention, or CDC, currently affects 90% to 95% of the approximately 22 million U.S. adults diagnosed with diabetes. The CDC estimates that the combined direct medical and drug costs and indirect lost productivity costs of diabetes in the United States are approximately $245 billion annually. We believe the majority of the 12.8 million U.S. adults treating their Type 2 diabetes with more than one daily oral anti-diabetic drug, or OAD, or an injectable diabetes medicine can benefit from V-Go’s innovative approach to Type 2 diabetes management. Our near-term market consists of the approximately 5.8 million of these patients who currently take insulin, which includes 4.6 million patients who have not been able to achieve their target blood glucose goal.

Insulin therapies using syringes, pens and programmable insulin pumps are often burdensome to a Type 2 diabetes patient’s daily routine, which can lead to poor adherence to prescribed insulin regimens and, as a result, ineffective diabetes management. We developed V-Go utilizing our h-Patch platform as a patient-focused solution to address the challenges of traditional insulin therapies. Our h-Patch platform facilitates the simple and effective subcutaneous delivery of injectable medicines to patients across a broad range of therapeutic areas. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery by releasing a single type of insulin at a continuous preset background, or basal, rate over a 24-hour period and on demand around mealtime, or bolus dosing. We believe V-Go is an attractive management tool for patients with Type 2 diabetes requiring insulin because it only requires a single fill of insulin prior to use and provides comprehensive basal-bolus therapy without the burden and inconvenience associated with multiple daily injections. V-Go is available in three different dosages depending on the patient’s needs and is generally cost competitive for both patients and third-party payors when compared to insulin pens or programmable insulin pumps.

V-Go was the first insulin delivery device cleared by the U.S. Food and Drug Administration, or FDA, under its Infusion Pump Improvement Initiative, which established additional device manufacturing requirements designed to foster the development of safer, more effective infusion pumps, and is the only FDA-cleared mechanical basal-bolus insulin delivery device on the market in the United States. Unlike many other insulin delivery devices, V-Go is not classified as durable medical equipment, or DME, by the Centers for Medicare and Medicaid Services, or CMS, allowing for potential Medicare reimbursement under Medicare Part D. The Medicare Part D outpatient drug benefit defines V-Go and certain other supplies used for injecting insulin as “drugs,” which allows V-Go to be available for coverage by Part D Plans under Medicare Part D. In addition to Medicare, a majority of commercially insured patients are currently covered for V-Go under their insurance plans.

We commenced commercial sales of V-Go in the United States during 2012. During the first half of 2012, we initiated an Early Access Program to provide a limited number of physicians with free V-Go products for patients and began shipments to major wholesalers in anticipation of commercial launch. In the second half of 2012, we began hiring sales representatives in selected U.S. markets. At the end of 2014, our sales team covered 63 territories primarily within the East, South, Midwest and Southwest regions of the United States.

Our revenue increased from $0.6 million in 2012 to $6.2 million in 2013 and to $13.5 million in 2014, reflecting our territorial expansion. Our net loss was $87.6 million and $65.6 million for the years ended December 31, 2013 and 2014, respectively. Our accumulated deficit as of December 31, 2014 was $310.7 million. Since launching V-Go, the total number of prescriptions for, and the number of patients using, V-Go have increased each quarter. Based on prescription data, we estimate that there were approximately 83,000 prescriptions reported for V-Go filled during the year ended December 31, 2014, and we estimate that approximately 13,000 patients with Type 2 diabetes were using V-Go as of December 31, 2014. We estimate that as of December 31, 2014, V-Go had been used for over 3.5 million cumulative patient days.

Market Opportunity

Diabetes is a chronic, life-threatening disease that impacts an estimated 371 million people worldwide and is characterized by the body’s inability to properly metabolize glucose. Management of glucose is regulated by insulin, a hormone that allows cells in the body to absorb glucose from blood and convert it into energy. In people without diabetes, the body releases small amounts of insulin regularly over 24 hours and additional amounts of insulin when eating meals. Diabetes is classified into two main types. Type 1 diabetes is caused by an autoimmune response in which the body attacks and destroys the insulin-producing cells of the pancreas. As a result, the pancreas can no longer produce insulin, requiring patients to administer daily insulin injections to survive. Type 2 diabetes, the more prevalent form of the disease, occurs when either the body does not produce enough insulin to regulate the amount of glucose in the blood or cells become resistant to insulin and are unable to use it effectively. Type 1 diabetes is frequently diagnosed during childhood or adolescence, and the onset of Type 2 diabetes generally occurs in adulthood, but its incidence is growing among the younger population primarily due to the increasing incidence of childhood obesity. In addition, other factors commonly thought to be contributing to the prevalence and growth of Type 2 diabetes include aging populations, sedentary lifestyles, worsening diets and increased adult obesity.

The CDC estimates that between 90% and 95% of the approximately 22 million adults in the United States with diagnosed diabetes have the Type 2 form of the disease. The CDC further estimates that 86 million Americans had “pre-diabetes,” which means a higher than normal blood glucose level that, without intervention, is likely to result in Type 2 diabetes within 10 years. An additional 1.9 million individuals in the United States are diagnosed with diabetes every year, a rate that would result in one in every three Americans having diabetes by 2050. The CDC estimates the total cost of diagnosed diabetes of both types in the United States to be $245 billion annually, which includes direct medical costs of $176 billion.

Type 2 diabetes is a progressive disease. Data from the United Kingdom Prospective Diabetes Study suggest that individuals with Type 2 diabetes lose on average approximately 50% of the function of their beta cells, the cells that produce insulin, prior to diagnosis. If not closely monitored and properly treated, diabetes can lead to serious medical complications. According to the National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK, diabetes is the leading cause of kidney failure, non-traumatic lower limb amputations and new cases of blindness in the United States. The prevalence of other chronic disorders commonly occurring in patients with Type 2 diabetes, including high blood pressure and high cholesterol, can significantly impact a patient’s lifestyle given the various daily treatment regimens often used to treat these conditions. Diabetes has a significant impact on overall patient mortality; according to the CDC the risk for death among people with diabetes is approximately one and a half that of similarly aged people without diabetes.

A hemoglobin A1c test, which measures a patient’s trailing three-month average blood glucose level, or A1c level, is a key indicator of how well a patient is controlling his or her diabetes. Specifically, the A1c test measures the percentage of a patient’s hemoglobin, a protein in red blood cells that carries oxygen, that is coated with sugar. A higher A1c level correlates with poorer blood sugar control and an increased risk of diabetes complications. The ADA recommends a goal A1c goal of no more than 7% for most patients. According to a study published in the British Medicine Journal, or BMJ, a peer-reviewed medical journal, each 1% decrease in an individual’s A1c results in a decrease in the risk of death from diabetes, heart attack, microvascular complications and peripheral vascular disease.

Once Type 2 diabetes has been diagnosed, physicians and patients often first seek to manage the disease through meal planning and physical activity before progressing to medications designed to manage A1c levels. Patients often begin medical treatment with a once-daily OAD. Within five years of diagnosis, patients with Type 2 diabetes generally move past one OAD per day to multiple daily OADs, which could also include an injectable glucagon-like peptide-1 receptor agonist, or GLP-1, which, among other actions, stimulates the release of insulin by the body. Within 10 years of diagnosis, patients generally add injectable insulin to their regimen.

The following diagram depicts an illustrative treatment progression of a typical patient with Type 2 diabetes, as well as the number of patients currently in each category according to the 2012 U.S. Roper Diabetes Patient Market Study.

Our near-term target market consists of the approximately 5.8 million patients with Type 2 diabetes in the United States who currently take insulin, which includes 4.6 million patients who have not been able to achieve their target A1c goal. In addition, we believe the majority of the other 7.0 million U.S. adults treating their Type 2 diabetes with more than one OAD per day or an injectable diabetes medicine can benefit from V-Go’s innovative approach to Type 2 diabetes management.

Therapeutic Challenges and Limitations of Current Insulin Delivery Mechanisms

Multiple studies indicate that, when taken as prescribed, a basal-bolus insulin regimen is a very effective means for lowering blood glucose levels of patients with Type 2 diabetes because it most closely mimics the body’s normal physiologic pattern of insulin delivery throughout the day:

•

basal insulin provides approximately 50% of the daily insulin requirement—occurring regularly over 24 hours and delivering glucose into cells in all parts of the body so that it can be used for energy—however, this constant rate of insulin is inadequate to handle post-prandial glucose excursions (the change in blood glucose concentration from before to after a meal); and

•

bolus insulin provides the remaining approximately 50% of the daily insulin requirement and occurs in response to food intake or a meal to control post-prandial hyperglycemia—the exaggerated rise in blood glucose following a meal.

However, compliance with basal-bolus insulin therapy using syringes or pens has proven difficult as these therapies require the use of various forms of insulin and planning a daily routine around multiple daily injections.

The Diabetes Control and Complications Trial, a study of patients with Type 1 diabetes conducted by the NIDDK, the results of which were published in the New England Journal of Medicine in 1993, indicated that conventional insulin therapy, defined as one or two insulin injections per day without changing the insulin dose in response to blood glucose levels, is less effective in achieving recommended blood glucose levels over time than intensive insulin therapy in which a patient administers three or more insulin injections per day with varying doses depending upon blood glucose levels. Additionally, the Treating to Target in Type 2 Diabetes, a study of 708 men and women with suboptimal A1c levels published in The New England Journal of Medicine in 2009, found that 82% of patients on a basal insulin-based regimen required the addition of mealtime insulin three times daily in order to reach their A1c goal by year three of the study. We believe the outcome of these studies confirm that an important factor of any insulin therapy is its ability to mimic the body’s normal physiologic pattern of insulin delivery.

Challenges Associated with Type 2 Diabetes Management

Regardless of the type of insulin therapy, many patients with Type 2 diabetes on insulin fail to reach their A1c goal. Adding mealtime insulin to a basal-only regimen can help, but patient adherence to the prescribed treatment regimen is often a challenge. In a database analysis of 27,897 adult patients on insulin in the United States, the results of which were presented at the 2012 Annual Meeting of the American College of Clinical Pharmacy, only 20% of patients had reached the ADA’s recommended A1c goal of less than 7%. Similarly poor results were demonstrated across each patient group in the study regardless of whether they were prescribed basal-only insulin, basal-bolus insulin or a combination of both long-acting and fast-acting insulin.

Patient non-adherence to prescribed insulin therapy is often an important contributing factor in a patient’s failure to achieve target A1c goals. In a 2012 survey of 1,250 physicians who treat patients with diabetes and 1,530 insulin-treated patients (180 with Type 1 diabetes and 1,350 with Type 2 diabetes) published in Diabetic Medicine, patients reported insulin omission/non-adherence an average of 3.3 days per month. Additionally, 73% of physicians in the study reported that a typical patient did not take his or her insulin as prescribed, with an average of 4.3 days per month of non-compliance with a basal insulin regimen and 5.7 days per month of non-compliance with mealtime administration of insulin. The most common reasons cited by patients for failing to comply with a prescribed treatment regimen include the burden of multiple daily injections, the potential embarrassment about injecting medication around family and friends or in public, and interference with the patient’s daily activities and resulting loss of freedom. Similarly, in the 2011 US Roper Diabetes Patient Market Study, or the 2011 Roper Study, of 2,104 patients with diabetes, of which 692 were on insulin, 72% of respondents who had been prescribed to take three or more insulin injections per day did not inject themselves when they were away from home. Failure to comply with prescribed insulin therapy, particularly mealtime insulin therapy, reduces the overall efficacy of insulin treatment in managing a patient’s Type 2 diabetes.

Limitations of Current Insulin Therapy

OADs are the first line of diabetic therapy for patients with Type 2 diabetes, along with diet and lifestyle changes. However, given the progressive nature of Type 2 diabetes, most patients require insulin therapy within 10 years of diagnosis because oral agents fail to maintain their glycemic control. Depending on the progression of an individual patient’s diabetes, there are four primary types of insulin therapy prescribed today for Type 2 diabetes that seek to control or manage patients’ blood glucose levels:

•	a once-daily dose of basal insulin, typically a long-acting insulin such as Levemir or Lantus;

•

a twice-daily injection regimen comprised of either a daily injection of long-acting basal insulin in addition to a dose of insulin, typically a short- or fast-acting insulin, such as Humalog, Apidra or NovoLog, with the largest meal or two injections of premixed insulin, which combines long-acting and fast-acting formulations within a single insulin dose;

•	intensive therapy requiring multiple daily injections, or MDI, with syringes or preloaded insulin pens; and

•	continuous subcutaneous insulin infusion using programmable insulin pumps.

Conventional insulin therapy is the least expensive insulin-based diabetes treatment and is typically initiated with a once-daily dose of basal insulin. MDI intensive therapy with syringes can be effective and less costly than MDI intensive therapy with insulin pens, which offers a more convenient alternative to syringes. In addition, programmable insulin pumps offer an effective means of implementing intensive diabetes management with the goal of achieving near-normal blood glucose levels. However, we believe that patient concerns with lifestyle factors, ease of use, convenience and high costs have limited overall adherence to insulin regimens, resulting in a significant number of patients with Type 2 diabetes failing to meet their A1c goals with MDI or the use of programmable insulin pumps.

Current insulin therapies present the following advantages and limitations for patients with Type 2 diabetes.

Basal Insulin

Description: A once-daily dose of long-acting insulin (such as Lantus and Levemir) at bedtime or in the morning, although some patients require two basal injections (morning and bedtime).
Advantages	Limitations/Challenges

•    Easiest to train, learn and correctly administer insulin as injections and can be performed at home

•    Least costly analog insulin therapy, which uses genetically altered (or chemically altered) human insulin designed to release injected insulin to more closely mimic human insulin, for patients with most favorable reimbursement coverage

•    Lowest risk for patient error

•    Insulin delivery has some variability from day to day or between different patients such that insulin is not released over the entire intended delivery period

•    Basal only, no impact on mealtime glucose increases

•    Most patients eventually need mealtime insulin to achieve their A1c goal

Basal Insulin + 1 or Premixed Insulin

Description:    Considered a transition regimen towards MDI therapy typically consisting of a twice-daily injection regimen of either: (i) a daily injection of long-acting insulin (such as Lantus and Levemir) at bedtime (basal rate) plus an injection of fast-acting insulin (such as Humalog and NovoLog), or basal + 1, before the day’s largest meal; or (ii) premixed insulin injections before breakfast and dinner.

Advantages	Limitations/Challenges
Basal +1 and Premix • Compared to basal only insulin regimens, provides insulin for at least one or in the case of premix, two of the patient’s meals	Basal +1 and Premix • No insulin coverage for at least one meal each day or in the case of Basal+1, two meals each day

Premix • Injections can normally be performed at home • Single type of insulin used in a single device	Basal +1 • Additional patient co-pay for additional dose of mealtime insulin Premix
• Patients typically use more insulin and gain more weight • Requires planning activities and eating around injections

MDI (Intensive Therapy)
Description: A once-daily injection of long-acting insulin at bedtime or in the morning (basal rate) plus an injection of fast-acting insulin before meals and if appropriate with snacks (bolus dose).
Advantages	Limitations/Challenges

•    With strict adherence, can closely mimic the body’s normal physiologic pattern of insulin delivery

•    Allows dosing each insulin type and meal individually

•    Lower cost with favorable reimbursement coverage compared to programmable insulin pumps

•    Easier to teach, learn and correctly administer compared to programmable insulin pumps

•    Frequent injections (at least four per day)

•    Requires training around two different types of insulin and the need to carry two types of insulin or insulin pens

•    Requires significant planning of meals and other activities

•    Injections often administered outside the home creating adherence challenges especially around meals

•    Requires two patient co-pays

Programmable Insulin Pumps

Description:    A continuous low dose of fast-acting insulin (basal rate) and delivery of fast-acting insulin before all meals and, as needed, snacks (bolus dose), based upon programmable settings and patient input.

Advantages	Limitations/Challenges

• When used properly, can most closely mimic the body’s normal physiologic pattern of insulin delivery	• Most complicated to teach, learn and correctly administer and normally requires a proactive and adherent patient

• Customized basal and bolus insulin doses	• Bothersome to wear and least discreet alternative

• Eliminates the need for daily needle injections	• Most significant risk of dosing errors due to the wide range of programmable functions and features

• Highest up-front and maintenance cost

• Reimbursement coverage for patients with Type 2 diabetes significantly less accessible than for injections

Given the reasons cited by patients for non-adherence to and the limitations of currently prescribed insulin therapy, we believe simplicity of insulin delivery contributes to adherence with therapy. In turn, when patients more fully comply with their prescribed treatment regimen, we believe that insulin therapy will be more effective. While insulin syringes, insulin pens and programmable insulin pumps are capable of facilitating basal-bolus therapy, we believe these methods of administration generally lack the simplicity of operation and lifestyle adaptability desired by patients with Type 2 diabetes. In general, programmable insulin pump therapies tend to have more advantages for Type 1 patients who require varying basal rates over a 24-hour period or more complex bolus dosing regimens. These complexities are generally not encountered by patients with Type 2 diabetes.

The following diagram demonstrates the benefits of V-Go as compared to other currently available insulin therapies in terms of simplicity of use and ability to mimic the body’s normal physiologic pattern of insulin delivery.

We believe V-Go is appealing to healthcare providers and patients because it combines the benefits of basal-bolus therapy with the convenience of a once-daily injection. Our internal studies indicate that these characteristics help support patient compliance with basal-bolus regimens, thereby improving glycemic control. We also believe V-Go is an attractive option because it is discreet and simple to operate, yet mimics the body’s normal physiologic pattern of insulin delivery without the inconvenience associated with syringes and pens or the complexities associated with programmable pumps.

Our Solution

Simple, Discreet and Effective Type 2 Diabetes Management

V-Go fills a critical need of patients with Type 2 diabetes who, we believe, desire and benefit from an easy-to-use, more discreet, basal-bolus insulin regimen. The following image depicts V-Go to scale, measuring just 2.4 inches wide by 1.3 inches long by 0.5 inches thick and weighing approximately one ounce when filled with insulin.

We believe V-Go provides the following key benefits.

Specifically Designed for Patients with Type 2 Diabetes

Patients with Type 2 diabetes prescribed intensive insulin therapy report the burden of multiple injections, embarrassment of injection and interference with daily activities as key factors for non-compliance with insulin therapy. Unlike programmable insulin pumps, V-Go is a daily-disposable mechanical device that operates without electronics, batteries, infusion sets or programming. It is worn on the skin under clothing and measures just 2.4 inches wide by 1.3 inches long by 0.5 inches thick, weighing approximately one ounce when filled with insulin. In the 2011 Roper Study, 72% of patients with Type 2 diabetes prescribed basal-bolus injectable insulin regimens reported not taking injections away from home, making it difficult for many of them to remain in compliance with their prescribed therapy. However, V-Go was designed to facilitate basal-bolus therapy compliance by patients with Type 2 diabetes.

The following diagram illustrates the basal and bolus operations of V-Go. The bolus operation can be completed through the patient’s shirt or blouse.

Basal	Bolus	Stop

Simple, Effective and Innovative Approach to Insulin-Based Diabetes Management

V-Go utilizes our proprietary h-Patch drug delivery technology to enable patients to closely mimic the body’s normal physiologic pattern of insulin delivery by predictably delivering a single type of insulin at a continuous preset basal rate over a 24-hour period and convenient and discreet on-demand bolus dosing at mealtimes. We believe V-Go’s simple and effective approach to insulin therapy facilitates patient adherence to basal-bolus insulin regimens, which leads to better patient results. In a series of clinical studies examining patients with Type 2 diabetes using V-Go, we observed clinically relevant reductions in A1c levels from baseline, as well as reductions in the prescribed total daily insulin dose.

User-Friendly Design

In addition to its small size and dosage versatility, V-Go offers many additional user-friendly features designed to treat and improve the quality of life of patients with Type 2 diabetes requiring insulin, including:

•	using a single fast-acting insulin, such as Humalog or NovoLog, rather than a combination of multiple types or premixed insulin;

•	not requiring patients to carry syringes, pens or other supplies for mealtime bolus dosing;

•	offering the convenience of pressing buttons for on-demand bolus dosing through clothing;

•	allowing patients to easily maintain their daily routines and activities, including showering, exercising and sleeping;

•	only requiring application of a new V-Go every 24 hours, which offers patients the flexibility to selectively choose an application site that best suits the day’s activities; and

•	not burdening patients with the complexities associated with learning to use an electronic device or programming a pump.

Cost Effective for Payor and Patient Alike

V-Go is generally a cost competitive basal-bolus treatment option for payors and patients when compared to the insulin pen, which is the delivery method prescribed to a majority of patients initiating a basal analog and mealtime analog insulin therapy. V-Go is available at retail and mail order pharmacies and is covered by Medicare as well as commercial insurance plans covering a majority of patients. As a result, out-of-pocket costs for covered patients using V-Go are generally equivalent to what they would pay if taking basal-bolus injections with insulin pens or syringes. We believe a payor’s cost to treat a covered patient using V-Go for insulin therapy, after rebates paid by us to the payor and offsetting co-pays paid by the patient, is approximately the same as the cost to treat a covered patient on basal-bolus injection therapy using insulin pens and is significantly less expensive to the payor, especially in the first year, than treatment with programmable insulin pumps. Although a basal-bolus regimen using V-Go is more expensive for a patient than a regimen with insulin pens or syringes alone when the patient pays full retail price for V-Go without payor reimbursement, we estimate that approximately 95% of all insulin prescriptions are filled for covered patients.

Demonstrated Results and Enhanced Patient Experience and Customer Support

The V-Go solution to Type 2 diabetes management is focused both on A1c management and on providing patients the requisite support to achieve their goal of improved health.

Improved A1c Levels and Patient Experience

User Preference Program. In 2008, we conducted a user preference program, or UPP, designed to gain feedback about V-Go. We surveyed 10 healthcare professionals and 31 patients to determine their impressions about usability, convenience, comfort, educational materials, and effectiveness of V-Go. Patients were asked to rate, on a 10-point scale, their overall experience as well as their impressions of various parameters associated with V-Go, such as ease of use, how discreet it was, how comfortable the device was to wear, whether they would recommend V-Go to a friend or family member and how helpful our patient education teams were. For each measure evaluated, V-Go received an average score of between 8.7 and 9.4, which we consider to be highly positive. We also surveyed patients about their adherence to V-Go therapy as part of the UPP and found a patient-reported adherence rate of 98%.

In order to assess the efficacy of V-Go in managing blood glucose control, we performed a retrospective analysis of the 23 patients who participated in the UPP and have Type 2 diabetes, the results of which were published in the journal Endocrine Practice in 2012. We retrospectively collected data about insulin dose, A1c, fasting blood glucose, weight, hypoglycemia, site reactions and other adverse events at each of four time points: before V-Go initiation, after 12 weeks of V-Go use, at the end of V-Go treatment, and 12 weeks after discontinuing V-Go. The retrospective analysis was done under good clinical practice, or GCP, with the approval of an institutional review board, or IRB, and with the informed consent of patients.

As shown in the chart below, the patients with Type 2 diabetes included in our retroactive analysis not only reported using less insulin daily after 12 weeks of V-Go use, compared to before V-Go initiation, but their average A1c level decreased to 7.6% from 8.8%. Once they stopped using V-Go, their average A1c level rebounded to 8.2%, and their average daily insulin dosing increased.

The data in the chart above was derived from the UPP, which surveyed patients who received V-Go therapy from between 50 days and 336 days, with an average of 202 days. A total of 30 patients completed over 100 surveys offered at 24 hours after beginning treatment with V-Go and at 2, 4, 8 and 12 weeks after commencement of treatment. The UPP was not a clinical trial, but it did represent real-world experiences with the V-Go. The p-values in the chart above represent the probability that the reported result was achieved purely by chance. For example, a p-value of less than 0.001 means that there is a less than a 0.1% chance that the observed change was purely due to chance. Generally, a p-value less than 0.05, as was the case for each of the results observed in this study, is considered to be statistically significant.

In terms of safety and tolerability, V-Go was generally well tolerated during the UPP. The average weight of patients was steady through use of V-Go and increased slightly after treatment cessation. Two instances of hypoglycemia were reported during the UPP and were classified as serious adverse events. Neither of these patients were part of the retrospective analysis, and no other serious adverse events were observed during V-Go use based on the retrospective analysis. A total of seven patients in the retrospective analysis reported at least one application site reaction, such as irritation, redness, rash, itching, tenderness or discomfort, while one patient reported pain at injection.

The retrospective analysis suggested that average A1c improved when insulin was delivered using V-Go. The investigators suggested that possible reasons for the improvements in blood glucose levels were more efficient blood glucose lowering and better patient adherence with this insulin regimen due to the simplicity of V-Go.

Our Prospective, Observational Study. We also completed a prospective, observational study, or the Prospective Study, that was designed to analyze patients’ A1c levels at an initial, baseline level before using V-Go and for the 12 months following commencement of V-Go use. The interim results of the Prospective Study after nine months of patient V-Go use were presented at the 73rd Scientific Sessions of the ADA in June 2013 and at the American Association of Clinical Endocrinologists’ 23rd Scientific Congress in May 2014. The Prospective Study included the examination of Type 2 patients randomly selected across multiple clinical sites. The patients enrolled in the overall Prospective study consisted of patients who had A1c levels over 7.0%, indicating a lack of glycemic control, and treated their Type 2 diabetes with a variety of treatment regimens, including OADs, basal insulin, premix insulin, multiple daily shots of insulin or GLP-1 injection therapy.

The Prospective Study observed that A1c levels of the 59 patients who had previously used a basal insulin regimen in addition to one or more OADs decreased from a baseline of 8.7% to 8.1%, 7.9% and 7.7% for the three, six and nine months following commencement of the use of V-Go, respectively, with statistical significance at a p-value less than 0.001.

University of Massachusetts Study. In 2013, researchers at the University of Massachusetts examined 21 patients with Type 2 diabetes who lacked glycemic control and switched from MDI therapy to V-Go. The study observed that, after 88 days of V-Go use, based on data from 14 of the 21 patients observed, A1c levels decreased from 10.7% to 8.3% and total daily doses of insulin decreased from 119 units to 64 units, in each case with statistical significance at a p-value less than 0.01. These results were also presented at the 73rd Scientific Sessions of the ADA in June 2013.

Comprehensive Customer Support

The majority of patients using V-Go are trained to use the device by their healthcare provider or Clinical Diabetes Educator, or CDE, who has been trained by our sales force using a “train the trainer” approach. Our sales force trains physicians, physicians’ assistants, nurse practitioners, CDEs and any other staff in a healthcare provider’s office, who then train their patients to properly use V-Go. Additionally, we provide starter kits for new V-Go patients, which contain all the materials a patient needs to initiate basal-bolus insulin therapy with V-Go. We also offer supplemental training support and resources when healthcare providers or patients need additional V-Go training assistance.

Our Valeritas Customer Care Center, or VCC, is a live customer care center operating 24 hours a day, seven days a week. The VCC provides broad-based V-Go operational assistance to healthcare providers, patients, caregivers and pharmacists. Every patient is encouraged to call the VCC in order to opt-in for support and, once a patient does opt- in, a VCC staff-member proactively contacts the patient at various times to provide additional patient support and promote proper use of V-Go. The VCC also maintains a reimbursement team to answer a patient’s reimbursement-related questions.

We also offer two third-party clinical education programs, Empower and dLife. Empower is an on-demand clinical education service designed to provide our sales representatives with access to clinical educators who are available to help train patients on V-Go when a healthcare provider does not have the resources or the ability to train the patients. dLife is an online resource and community providing practical solutions to managing diabetes, including the V-Go Life Self-Management Program, which provides patients with access to comprehensive diabetes information and support via email. We believe these programs help increase patient adherence to V-Go.

Our Current and Future Products

We believe our technologies represent a fundamentally different approach to basal-bolus insulin delivery. To facilitate therapy compliance, we have sought to eliminate the need for complex electronics and software by utilizing mechanical technology that delivers prescribed dosages of insulin and other injectable drugs with great accuracy.

V-Go Disposable Insulin Delivery Device

V-Go is a disposable insulin delivery device for basal-bolus therapy that deploys our innovative proprietary h-Patch technology. Unlike programmable insulin pumps, V-Go is a small, discreet, daily-disposable insulin delivery device that operates without electronics, batteries, infusion sets or programming. V-Go measures just 2.4 inches wide by 1.3 inches long by 0.5 inches thick and weighs approximately one ounce when filled with insulin.

V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery by delivering a single type of insulin at a continuous preset basal rate over a 24-hour period and also providing for on-demand bolus dosing at mealtimes, without the need for electronics or programming. A patient adheres V-Go to his or her skin and presses a button that inserts a small needle that commences a continuous preset basal rate of insulin. At mealtimes, a patient can discreetly press the bolus-ready button through clothing to unlock V-Go’s bolus function and another button to deliver on-demand bolus dosing.

Each day prior to applying V-Go, a patient fills it with insulin using a filling accessory known as EZ Fill, which is included with each monthly supply of V-Go. V-Go uses a single type of fast-acting insulin, such as Humalog or NovoLog, and is available in a preset basal rate to continuously deliver 20, 30 or 40 units of insulin in one 24-hour period (0.83, 1.25 or 1.67 units per hour, respectively) and on-demand bolus dosing in two unit increments (up to 36 units per 24-hour time period). Our proprietary Floating Needle is deployed with the press of a button after V-Go is applied to the skin making the connection between the insulin reservoir and the patient’s tissue. The Floating Needle then pivots with the body’s natural movements, allowing for maximum comfort. After 24 hours of use, a patient presses a button that retracts the needle and then removes V-Go from the skin, throws it away and replaces it with a new insulin-filled V-Go for the next 24 hours.

h-Patch Controlled Delivery Technology Platform

Our proprietary hydraulic h-Patch drug delivery technology, which is a critical component of V-Go, facilitates the simple and effective delivery of injectable medicines to patients across a broad range of therapeutic areas. V-Go’s deployment of our h-Patch technology results in a device specifically designed for patients with Type 2 diabetes who, we believe, do not require complex and costly programmable insulin pumps generally designed to meet the needs of Type 1 patients.

The hydraulic approach of our h-Patch technology can be used to deliver constant basal or on-demand bolus dosing of any drug than can be delivered subcutaneously. We believe it combines the user advantages of transdermal patches with the accuracy and flexibility of conventional electronic pumps. Once activated, our h-Patch system places a custom-formulated viscous fluid under pressure, which is separately compartmentalized and therefore designed not to come into contact with the active drug. Once pressurized, the fluid is forced through a flow restrictor that is designed to control the flow rate. After passing through the flow restrictor, the viscous fluid couples with and moves a piston in a cartridge that contains active drug. The viscous fluid continually pushes the piston, dispensing the drug at the prescribed preset basal rate through a needle into the patient’s subcutaneous tissue. Bolus delivery on demand is similarly driven by viscous fluid dispensed from a separate side chamber, which allows a patient to dispense active drug in two unit increments through a user-activated bolus button. Our h-Patch basal drug delivery technology results in a simple, yet innovative, device that operates without complex controls or an infusion set.

The operation of our h-Patch technology is depicted in the graphic below:

h-Patch technology

We will continue to explore the use of our h-Patch technology in other drug delivery applications beyond the use of insulin to treat Type 2 diabetes. We believe it has the potential to improve the utility of a variety of drugs that require frequent and cumbersome dosing regimens.

Next-Generation: Pre-fill V-Go

We are developing a next-generation, single-use disposable V-Go device that will feature a separate pre-filled insulin cartridge that can be inserted by the patient into the V-Go. While the current V-Go simplifies the use of insulin for patients with Type 2 diabetes, we believe that a pre-filled V-Go will make insulin therapy even simpler by eliminating the device-filling process by the patient, which we expect could further promote adoption by patients with Type 2 diabetes. A pre-filled V-Go would also enable V-Go usage for other injectable therapeutic drugs beyond insulin that are used by patients who could benefit from simple, convenient and continuous drug delivery. Currently, the pre-fill V-Go is in the design-development stage, with a focus on ease of customer use and optimization of manufacturing efficiency.

Our Other Drug Delivery Platforms

Mini-Ject Needle-Free Technology

Mini-Ject is a fully disposable needle-free injection system that offers a variety of pre-filled options and comfortable administration within a patient-friendly, easy-to-use design. Mini-Ject can deliver a wide range of drugs, from small molecules to large proteins as well as antibodies and vaccines. Our Mini-Ject system has been cleared by the FDA under Section 510(k). While we have not yet commercialized a device with our Mini-Ject technology, we have developed devices that operate based on the technology, and we are pursuing additional applications of this technology for potential development and commercialization.

Micro-Trans Microneedle Array Patch Technology

We have also developed our Micro-Trans microneedle array patch technology to deliver drugs into the dermis layer of the skin. Each Micro-Trans patch consists of multiple small, solid needles constructed with metal or biodegradable polymers and fabricated on a single surface. The patches can be manufactured in various lengths, diameters, wall thicknesses and shapes and can be used to deliver drugs without regard to drug size, structure or a patient’s skin characteristics. Micro-Trans patches are designed to penetrate only the shallow layers of the skin, avoiding close proximity to pain receptors. We believe this characteristic makes the Micro-Trans patch comfortable for a patient to wear. We have not yet commercialized a device with this technology and it has not received regulatory approval.

Our Strategy

Our goal is to significantly expand and further penetrate the Type 2 diabetes market and become a leading provider of devices designed for basal-bolus insulin therapy.

Short-Term

Our short-term business strategies include the following.

•

Increase the Adoption of V-Go in Our Existing Regions by Adding Sales Representatives. At the end of 2014, our sales team covered 63 territories primarily within the East, South, Midwest and Southwest regions of the United States. Our most recent group of sales representatives, hired in 2013, have generated more prescriptions per month than our previously hired sales representatives, which we attribute to improved V-Go reimbursement access and enhancements in our selling and educational applications, and we believe that we can replicate this increased productivity as we continue to expand our sales team. We intend to continue to invest in the expansion of this infrastructure to increase our reach to additional healthcare providers in our existing geographies, which we believe will drive continued adoption of V-Go and increase our revenue.

•

Increase Promotional Efforts to Drive Awareness of V-Go.    We intend to undertake additional marketing activities to drive awareness of V-Go to healthcare providers and patients by educating them about the convenience and health benefits associated with V-Go, which we believe will lead to increased adoption of our product.

•

Expand Third-Party Reimbursement for V-Go in the United States.    We intend to enable more patients covered by commercial insurance plans to be reimbursed for V-Go as a pharmacy benefit rather than a medical benefit. In addition, while more than 70% of the approximately 164 million commercially insured lives in the United States and more than 60% of the approximately 34 million lives insured by Medicare are covered for V-Go, we intend to further expand payor adoption. We also intend to continue to deploy our reimbursement team that helps patients gain access to V-Go by supporting them throughout the reimbursement process.

•

Leverage Our Scalable Manufacturing Operations to Increase Gross Margin.    We intend to leverage our scalable and flexible manufacturing infrastructure and related operational efficiencies to increase our gross margin by reducing our product costs. We believe the existing production lines of our contract manufacturer, or CMO, will have the ability to meet our current and expected near-term V-Go demand. Our CMO also has the ability to replicate additional production lines within its current facility footprint. In addition, we believe that due to shared product design features with V-Go, our production processes are readily adaptable to the manufacture of new products, including a pre-fill V-Go.

Long-Term

Our long-term business strategies include the following.

•

Establish a National Footprint and Explore International Expansion.    We intend to explore expanding our sales and marketing infrastructure to establish nationwide access to physicians, as well as our options for international expansion through strategic collaborations, in-licensing arrangements or alliances.

•

Capture Improved Economics Through the Commercialization of Pre-Fill V-Go.    We are developing and intend to commercialize our pre-fill V-Go product, which we believe will offer patients an even more simplified user experience, thereby increasing our target market to include patients with Type 2 diabetes not currently on insulin. In addition, we expect to have additional opportunities to generate revenue through the sale of insulin in connection with the pre-fill V-Go. We believe a pre-fill option will also lay the foundation for using our proprietary h-Patch technology with other injectable therapies where patients could benefit from simple, convenient and continuous drug delivery.

•

Advance Our Proprietary Drug Delivery Technologies into Other Therapeutic Areas.    We have built a significant portfolio of proprietary technologies designed to simply and effectively deliver injectable medicines to patients across a broad range of therapeutic areas. We intend to continue to advance these technologies, including our pre-fill V-Go product, either by working with third parties to incorporate them into existing commercial products or by licensing the rights to them to third parties for further development and commercialization.

Sales, Marketing and Distribution

We estimate that approximately 14,000 insulin prescribers in the United States, which includes endocrinologists and primary care physicians, currently account for approximately 40% of all U.S. insulin prescriptions. Our sales representatives in our current territories target only approximately 3,000, or 21%, of these high-volume prescribers. At the end of 2014, our sales team covered 63 territories primarily within the East, South, Midwest and Southwest regions of the United States. To date, we have focused our sales and marketing efforts in the regions where we have the greatest reimbursement coverage for patients, and our sales representatives call on high-volume insulin prescribers. Our sales team is supplemented by our Valeritas Customer Care Center that provides support to customers and healthcare providers. As V-Go’s market penetration continues to build momentum, we expect to further expand our sales and marketing infrastructure in the United States.

V-Go is distributed primarily through retail pharmacies and, to a lesser extent, medical supply companies. Similar to a pharmaceutical company, our overall distribution strategy focuses on making V-Go available at retail and mail-order pharmacies. We have adopted this strategy because patients with Type 2 diabetes frequently visit their local retail pharmacies to fill other prescriptions prescribed for their other chronic conditions. We have distribution agreements with all of the national and many regional wholesalers, as well as with important medical supply companies. For the year ended December 31, 2014, the wholesale distributors McKesson Corporation, Cardinal Health and AmerisourceBergen Drug Corporation represented 36%, 27% and 26%, respectively, of our total product shipments. Our agreements with our distributors allow a patient whose insurance covers V-Go as either a pharmacy benefit or a medical benefit to be able to fill his or her V-Go prescription conveniently.

A patient using V-Go requires two separate prescriptions, one for V-Go itself and one for fast-acting insulin, such as Humalog or NovoLog, in vials. As V-Go is only available by prescription, we believe that educating physicians and other healthcare providers regarding the benefits of V-Go is an important step in promoting its patient acceptance. In addition to calling on healthcare providers, our marketing initiatives include presentations and product demonstrations at local, regional and national tradeshows, including ADA Scientific Sessions and the American Association of Diabetes Educators Annual Meeting.

Reimbursement

In contrast to all other basal-bolus insulin delivery devices currently on the market in the United States, V-Go is not classified as DME and is therefore not generally subject to Medicare Part B. Instead, V-Go is reimbursed under Medicare Part D. As a result, a patient with Medicare, whose Medicare Part D Plan chooses to cover V-Go, can fill his or her V-Go prescription at a retail pharmacy. In addition to the 60% of patients insured by Medicare who have V-Go covered under their plans, a majority of commercially insured patients currently are covered for V-Go under their plans as either a pharmacy benefit or a medical benefit. For the year ended December 31, 2014, over 90% of our V-Go prescriptions were filled by pharmacies and the remainder were filled by medical supply companies.

Manufacturing and Quality Assurance

We currently manufacture V-Go and EZ Fill in clean rooms at our CMO in Southern China in accordance with current good manufacturing practices, or cGMP. Our CMO uses custom-designed, semi-automated manufacturing equipment and production lines to meet our quality requirements. Separate CMOs in Southern China perform release testing, sterilization, inspection and packaging functions.

V-Go is produced on flexible semi-automated production lines. Our CMO operates two manufacturing lines dedicated to the manufacture of V-Go, and we expect additional lines to become available in the first and fourth quarters of 2015. Our CMO produced approximately three million V-Go units in 2014. We believe these production lines will have the ability to meet our current and expected near-term V-Go demand. We also believe our CMO has the ability to scale production even further by replicating these production lines within its current facility footprint. We also believe that, due to shared product design features, our production processes are readily adaptable to new products, including a pre-fill V-Go.

V-Go is packaged with one EZ Fill accessory per 30 V-Go devices. Due to its lower-volume requirements, one manufacturing line is dedicated to EZ Fill production, with a second line expected to become available during the first quarter of 2015.

Both V-Go and its insulin filling accessory, EZ Fill, are assembled from components that are manufactured to our specifications. Each completed device is tested to ensure compliance with our engineering and quality assurance specifications. A series of automated inspection checks, including x-ray assessments and lot-released testing, are also conducted throughout the manufacturing process to verify proper assembly and functionality. When mechanical components are sourced from outside vendors, those vendors must meet our detailed qualification and process control requirements. We maintain a team of product and process engineers, supply chain and quality personnel who provide product and production line support for V-Go and EZ-Fill. We also employ a full-time quality engineer and a supply chain professional, each of whom are located at our CMO in China.

We have received ISO 13485 certification of our quality system from BSI Group, a Notified Body to the International Standards Organization, or ISO. This certification process requires satisfaction of design control requirements. The processes utilized in the manufacturing and testing of our devices have been verified and validated to the extent required by the FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facilities and the facilities of our sterilization and other critical suppliers are subject to periodic inspection by the FDA and corresponding state and foreign agencies. We believe that our manufacturing and quality systems are robust and ensure high product quality. To date, we have had no product recalls.

Some of the parts and components of V-Go and EZ Fill are purchased from sole-source vendors, and we manage any single-source components and suppliers through our global supply chain operation. We believe that, if necessary, alternative sources of supply would, in most cases, be available in a relatively short period of time and on commercially reasonable terms.

Research, Development and Engineering

Our research, development and engineering staff has significant experience in developing insulin-delivery systems and are focused on the continuous improvement and support of current product, as well as our products in development. We have a staff of experienced engineers specializing in mechanical engineering, material science and fluid mechanics. Because we do not incorporate electronics or software into our devices, our development and engineering teams are able to focus on these other technical areas. We utilize design and analysis tools to accelerate design times and reduce development risk. Through frequent usability testing, we seek to ensure that our product not only functions properly, but also meets patient needs and desires with respect to an insulin-delivery system, while at the same time reducing our development and commercialization risks.

We spent $6.7 million and $6.3 million on research, development and engineering activities for the years ended December 31, 2013 and 2014, respectively.

Intellectual Property

From our inception, we have understood that the strength of our competitive position will depend substantially upon our ability to obtain and enforce intellectual property rights protecting our technology, and we have developed what we consider to be a strong intellectual property portfolio, including patents, trademarks, copyrights, trade secrets and know-how. We continue to actively pursue a broad array of intellectual property protection in the United States, and in significant markets elsewhere in North America, as well as in Europe, Australia and Asia, including China. We believe our intellectual property portfolio effectively protects the products we currently market and we are actively building our intellectual property portfolio to protect our next-generation products, as well as additional drug delivery technologies for those products.

As more fully described below, our patents and patent applications are primarily directed to our h-Patch technology or aspects thereof including the commercialized V-Go, a hydraulically driven ambulatory insulin delivery device. We also have patents and patent applications directed to other drug delivery platforms, the Mini-Ject and the Micro-Trans microneedle array patch.

In addition to patent protection, we rely on materials and manufacturing trade secrets, and careful monitoring of our proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We plan to continue to expand our intellectual property portfolio by filing patent applications directed to novel drug delivery systems and methods of their use.

Patents

As of February 19, 2015, we owned 13 U.S. and 18 international issued patents and 10 U.S. and 56 international patents pending directed to various features of our commercial V-Go device and our proprietary h-Patch drug delivery technology. These patents are directed to the hydraulic drive for a basal-bolus delivery system as well as many of the other features of the h-Patch technology.

The following is a summary of our current and pending patents:

•

U.S. Patent No. 7,530,968 and U.S. Patent No. 8,070,726 are directed to V-Go’s hydraulically driven pump system having basal and bolus fluid delivery. These patents are expected to expire in June 2024. Foreign counterparts to these patents have been granted in Australia, Canada and Japan, and we have patent applications pending in these countries and in Europe. Two U.S. continuation applications are pending.

•

U.S. Patent Nos. 6,939,324, 7,481,792 and 8,858,511 are directed to the Floating Needle and are expected to expire in each case in August 2022. Two Canadian counterparts to these patents have been granted and patent applications are pending in Canada and Europe. One U.S. continuation application is pending.

•

There are allowed claims in U.S. Patent Application No. 13/500,136 directed to a fluid delivery device in which transitioning the needle from the storage position to the armed position transitions the piston from the locked position to the released position and thermally coupling the hydraulic chamber to the patient. If granted, this patent is expected to expire in October 2030. The Australian and Singapore counterparts to this patent application have been granted, a Chinese counterpart has been allowed and patent applications are pending in Australia, Canada, China, Europe, Hong Kong, Israel, India, Japan and Korea.

•

U.S. Patent No. 8,667,996 is directed to the closed looped filling configuration of the EZ Fill device. This patent is expected to expire in October 2032. The Chinese and Japanese counterparts to this patent have been granted and patent applications are pending in Canada, China, Europe, Hong Kong, India, Japan and Korea. A U.S. continuation application is pending.

•

U.S. Design Patent Nos. D667946, D687948 and D706415 are directed to the ornamental appearance of the EZ Fill device and are expected to expire in September 2026, August 2027 and June 2028, respectively. A Chinese counterpart to these patents has been granted.

•

U.S. Patent No. 8,740,847 is directed to a fluid delivery device having a pre-filled cartridge. This patent is expected to expire in March 2032. An Australian counterpart to this patent has been allowed and patent applications are pending in Australia, Canada, China, Europe, Israel, India, Japan, Korea and Singapore. A U.S. continuation application is pending.

•

U.S. Patent Nos. 7,914,499, 8,361,053 and 8,821,443 are directed to fluid delivery devices having two or more fluid delivery reservoirs. These patents expire in March 2027. Foreign counterparts to these patents have been granted in Australia, China, Korea, Japan and Russia, and we have patent applications pending in Australia, Canada, China, Europe, Israel, India and Singapore. One U.S. continuation applications is pending.

•	We own eight U.S. and 12 international patents and have one patent pending for needle-free injection systems related to aspects of the Mini-Ject technology.

•	We own 9 U.S. and 11 international patents and have 12 patents pending in the area of microneedle design, fabrication and drug delivery related to aspects of the Micro-Trans technology.

Trademarks

We believe we have protected our trademarks, including our trademark of V-Go, through applications in all major markets worldwide as well as the United States. Our trademark portfolio consists of 16 registered trademarks, six of which are registered in the United States, including our V-Go logo. We also have nine trademark applications pending registration in several major markets outside the United States.

Trade Secrets and Know-How

We rely, in some circumstances, on trade secrets and know-how to protect our proprietary manufacturing processes and materials critical to our product. We seek to preserve the integrity and confidentiality of our trade secrets and know-how in part by limiting the employees and third parties who have access to certain information and requiring employees and third parties to execute confidentiality and invention assignment agreements, under which they are bound to assign to us inventions made during the term of their employment. These agreements further require employees to represent that they have no existing obligations and hold no interest that conflicts with any of their obligations under their agreements with us. We also generally require consultants, independent contractors and other third parties to sign agreements providing that any inventions that relate to our business are owned by us, and prohibiting them from disclosing or using our proprietary information except as may be authorized by us.

Competition

The medical technology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Competition in the diabetes market is particularly intense, due largely to the fact that products designed to treat diabetes currently compete with both traditional and new products. We compete with these products based on efficacy, price, reimbursement, ease of use and healthcare provider education.

Within the diabetes market, V-Go is cleared by the FDA for adult patients who require insulin, with either Type 1 or Type 2 diabetes, although we position V-Go to compete primarily in the market for adult patients with Type 2 diabetes requiring insulin, particularly as part of a basal-bolus insulin regimen. Our primary competitors in the basal-bolus insulin therapy market are manufacturers of insulin and insulin pens, such as Novo Nordisk, Sanofi S.A. and Eli Lilly and Company.

In addition to basal-bolus insulin therapy, glucagon-like peptide-1, or GLP-1, analog injection products are another potential competitor to V-Go. GLP-1 analog injection products are used in combination with OADs or basal insulin injection. Some physicians, when faced with a patient who is unable to reach or maintain glucose levels at his or her goal with OADs, will add a GLP-1 through twice-daily, once-daily or once-weekly injections. As a result, we also compete with pharmaceutical manufacturers of GLP-1 analog injection products, such as AstraZeneca, Novo Nordisk and GlaxoSmithKline plc. In addition, we may compete with inhaled insulin products for bolus therapy, which have been recently introduced to the market.

In the area of basal-bolus device competition, we do not consider programmable insulin pumps to be products that compete directly with V-Go, as those products, although cleared for both Type 1 and Type 2 diabetes, have been primarily designed and marketed for patients with Type 1 diabetes. We believe that the simple and discreet design and interface of the V-Go more directly addresses the needs of patients with Type 2 diabetes. Patients with Type 2 diabetes, for example, are often taking many drugs for multiple diseases, including medications to treat high blood pressure and elevated cholesterol, and, as a result, they desire a simple to use and discreet method to deliver their insulin. We are not aware of any other disposable basal-bolus insulin delivery devices currently marketed or in development at this time.

Government Regulation

V-Go, our first commercialized product, received 510(k) clearance by the FDA in December 2010. Our product and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our product is subject to regulation as a medical device in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, postmarket surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Our currently marketed products are Class II devices subject to 510(k) clearance.

510(k) Marketing Clearance Pathway

To obtain 510(k) clearance, a premarket notification submission must be submitted to the FDA demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to six months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to our 510(k)-cleared products. We cannot be assured that the FDA would agree with any of our decisions not to submit 510(k) premarket notifications for these modifications.

V-Go is the first insulin device to be cleared under the FDA’s Infusion Pump Improvement Initiative, which established additional device manufacturing requirements designed to foster the development of safer, more effective infusion pumps. The FDA launched this initiative in 2010 to support the benefits of external infusion pumps while minimizing the risks associated with these devices. As part of the initiative, FDA issued guidance requesting the inclusion of additional information in premarket submissions for infusion pumps beyond what has traditionally been provided, including detailed engineering information, a comprehensive discussion of steps taken to mitigate risks and additional design validation testing specific to the environment in which the device is intended to be used.

In addition, the FDA is currently considering proposals to reform its 510(k) marketing clearance process, and such proposals could include increased requirements for clinical data and a longer review period.

Specifically, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the 510(k) clearance process, as well as bolster patient safety.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, that affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. Our product is not currently approved under a PMA. However, we may in the future develop devices which will require the approval of a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a clinical trial is completed, there can be no assurance that the data generated during a clinical study will meet the safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

Quality System Regulation, or QSR, requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our product. The discovery of previously unknown problems with our product, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our product;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our product; or

•	criminal prosecution.

U.S. Anti-Kickback, False Claims and Other Healthcare Fraud and Abuse Laws

We are also subject to healthcare regulation and enforcement by the federal government and the states and foreign governments and authorities in the locations in which we conduct our business. These other agencies include, without limitation, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, as well as state and local governments. Such agencies enforce a variety of laws which include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or part by Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. Among other things, the Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate, in order to have committed a violation.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Several pharmaceutical and other healthcare companies have been prosecuted under the federal civil False Claims Act for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus potentially non-covered, uses. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to its amendment of the Anti-Kickback Statute, the Affordable Care Act also broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs.

We may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as service providers of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

There has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures.” Covered manufacturers were required to report detailed payment data for the first reporting period (August 1, 2013—December 31, 2013) under this law and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.

Healthcare Reform

A primary trend in the U.S. healthcare industry is cost containment. The federal government and state legislatures have attempted to control healthcare costs in part by limiting coverage and the amount of reimbursement for particular drug products, including implementing price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. By way of example, the Affordable Care Act contains provisions that may reduce the profitability of drug products. The Affordable Care Act, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries and subjected manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not recommend and Congress did not enact legislation to reduce the deficit by at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product or additional pricing pressures.

Coverage and Reimbursement

Sales of our product depend, in significant part, on the extent to which our product is covered and reimbursed by third-party payors, such as government healthcare programs, including, without limitation, Medicare Part D plans, commercial insurance and managed healthcare organizations. Patients who use V-Go generally rely on these third-party payors to pay for all or part of the costs of our product. The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drug products have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for drug products and medical services, examining the medical necessity, reviewing the cost effectiveness, and questioning the safety and efficacy of such products and services. If these third-party payors do not consider our product to be cost-effective compared to other available therapies, they may not cover our product or, if they do, the level of payment may not be sufficient to allow us to sell our product at a profit. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

Currently, a number of third-party payors have coverage policies that permit coverage for V-Go, either under the pharmacy or medical benefit. For example, a majority of Medicare Part D plans make coverage for our product available under the outpatient prescription drug benefit. A number of private payors and Medicaid programs also permit coverage for V-Go under the pharmacy benefit. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors, including, without limitation, Medicare Part D plans, may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. Continued placement on formularies is therefore critical for reimbursement. A decision by a third-party payor not to cover our product could reduce physician utilization of our product. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development, sales and marketing. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our product to each payor separately and will continue to be a time-consuming process.

V-Go currently is not covered under Medicare Part B because V-Go is a disposable insulin dispensing device, which is not a recognized benefit. In addition, some private third-party payors have determined that there is insufficient data for coverage and concluded that V-Go is investigational or experimental. Those payors may determine at a future date that our product, including V-Go, will be covered and because coverage and reimbursement varies significantly from payor to payor, the process to obtain favorable recognition is time-consuming.

We currently have contracts establishing reimbursement for V-Go with national and regional third-party payors in the United States. While we anticipate entering into additional contracts with third-party payors, we cannot guarantee that we will succeed in doing so or that the reimbursement contracts we are able to negotiate will enable us to sell our product on a profitable basis. In addition, contracts with third-party payors generally can be modified or terminated by the third-party payor without cause and with little or no notice to us. Moreover, compliance with the administrative procedures or requirements of third-party payors may result in delays in processing approvals by those third-party payors for customers to obtain coverage for V-Go. Failure to secure or retain adequate coverage or reimbursement for V-Go by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could have a material adverse effect on our business, financial condition and operating results.

Employees

As of December 31, 2014, we had a total of 121 employees, including 26 in our manufacturing, quality, compliance and research organization, 87 in our commercial organization and eight in general and administrative functions.

Properties

Our corporate headquarters are located in Bridgewater, New Jersey, where we currently lease approximately 9,700 square feet of office space under a lease that expires on June 30, 2018. We also maintain a research and development facility in Shrewsbury, Massachusetts, where we currently lease approximately 73,000 square feet of space for offices, lab and pilot facilities and process and engineering under a lease that expires on October 31, 2017.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors, including their ages as of December 31, 2014.

Name	Age	Position
Kristine Peterson	55	Chief Executive Officer and Director
John Timberlake	50	President and Chief Commercial Officer
William Duke	42	Chief Financial Officer
Geoffrey Jenkins	63	Executive Vice President, Manufacturing, Operations and Research & Development
Kurt Andrews	45	Vice President, Human Resources
Daniel Pelak(2)(3)	62	Chairman of the Board of Directors
John Barr(3)	57	Director
Todd Foley(3)*	43	Director
Ittai Harel(1)(3)	47	Director
Steven LaPorte(2)	64	Director
Paul Queally(2)	50	Director
John Ryan(1)	45	Director
Sean Traynor(1)	45	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee
(*)	We expect that immediately prior to the closing of this offering, Mr. Foley will resign from our board of directors and we will reduce the size of our board of directors from nine to eight.

Kristine Peterson has served as our Chief Executive Officer and a member of our Board of Directors since June 2009. Prior to joining Valeritas, Ms. Peterson was Company Group Chair of the biotechnology group at Johnson & Johnson, or J&J, from 2006 until 2009. Prior to this role, Ms. Peterson was the Executive Vice President for J&J’s global strategic marketing organization from 2004 to 2006. Prior to joining J&J, she was Senior Vice President, Commercial Operations for Biovail Corporation and President for Biovail Pharmaceuticals from 2003 to 2004. Prior to that, she spent 20 years at Bristol-Myers Squibb where she held assignments of increasing responsibility in marketing, sales, and general management, including running the cardiovascular/metabolics business unit and the generics division. Ms. Peterson currently serves as a director of Amarin Corporation and Immunogen, Inc. Ms. Peterson has a B.S. and an M.B.A. from the University of Illinois at Urbana-Champaign. Ms. Peterson is qualified to serve as a director because of her role with us, and her extensive operational knowledge of, and executive level management experience in, the biopharmaceutical and medical technology industries.

John Timberlake has served as our President and Chief Commercial Officer since August 2008. Before becoming President and Chief Commercial Officer, Mr. Timberlake was a General Manager with our company from September 2006 to August 2008. Prior to joining Valeritas, Mr. Timberlake held positions of increasing responsibility from 1991 to 2006 at Sanofi-Aventis (now Sanofi), with his last role as Vice President of Diabetes Marketing, where he was responsible for the diabetes franchise, including the brands Lantus, Apidra and Amaryl. Prior to Sanofi, Mr. Timberlake had extensive experience and commercial responsibilities for new products in development across multiple therapeutic areas, including inhaled insulin and other metabolic products. Prior to working in the healthcare industry, Mr. Timberlake was a manager with Deloitte & Touche LLP, from 1986 to 1991, and was both a Certified Management Accountant and a Certified Public Accountant. He earned a B.S. in Accounting at Northwest Missouri State University, an M.S. in Management from Purdue University and an M.B.A. from E.S.C. Rouen in France.

William Duke has served as our Chief Financial Officer since January 2014. He joined Valeritas as Corporate Controller in July 2011. Prior to joining Valeritas, Mr. Duke was Senior Director, Finance for Genzyme Corporation, a biopharmaceutical company, from January 2010 to July 2011, where he had oversight responsibility for external reporting to the Securities and Exchange Commission, internal management reporting and worldwide financial consolidation. Prior to Genzyme, he was the Director of Finance and Accounting of Haemonetics Corporation, a medical device company, from May 2008 to January 2010 and held various senior financial roles with consulting services and emerging growth organizations. Mr. Duke holds a B.S. in Accounting from Stonehill College and an M.B.A. with a concentration in Finance from Bentley University and is a Certified Public Accountant.

Geoffrey Jenkins has served as our Executive Vice President, Manufacturing, Operations and Research & Development since he joined Valeritas in April 2009. Prior to joining Valeritas, Mr. Jenkins was Vice President of Worldwide Operations for Inverness Medical, a healthcare technology company, from 2005 to 2009. From 2000 to 2005, he was President and Founding Partner of UV-Solutions, LLC, a healthcare technology company, and from 1997 to 1999 he was Chief Operating Officer of MDI Instruments, Inc., a healthcare technology company. Mr. Jenkins was also Corporate Vice President of Operations of MediSense, Inc. from 1991 to 1997. Prior to becoming Corporate Vice President of Operations, he held various other positions in Operations and Engineering Management with MediSense from 1984 to 1991. Mr. Jenkins earned a B.A. and a B.S. from Clarkson University.

Kurt Andrews has served as our Vice President, Human Resources since joining Valeritas in July 2013. Prior to joining Valeritas, he was Vice President of Human Resources at PTC Therapeutics, a biotechnology company, leading the company’s Human Resources, Information Technology and Facilities functions, from 2004 to July 2013. Additionally, from 2002 to 2004, Mr. Andrews was the Director of Human Resources at Vitex, a biotechnology company, and from 1996 to 2002 served in progressive human resources leadership roles at Applera Corporation, a biotechnology company, supporting the growth of both Applied Biosystems and Celera Genomics. Mr. Andrews received an M.A. from the Institute for Labor and Employment Relations at the University of Illinois at Urbana-Champaign and a B.A. from the University of Illinois at Urbana-Champaign.

Daniel Pelak has served as Chairman of our Board of Directors since September 2011. Mr. Pelak has over 30 years of experience as a senior executive in the medical technology industry. He has served as a Senior Industry Executive with Welsh, Carson, Anderson & Stowe, or WCAS, focusing on healthcare investments since November 2008. He was previously the Chief Executive Officer of Inner Pulse, a privately held medical device company, from September 2005 to July 2008. Before joining InnerPulse, from 2002 until 2005, he was the Chief Executive Officer of Closure Medical Corporation, a global leader in the development and manufacture of biomaterial-based medical adhesives, which was acquired by J&J in 2005. He began his industry career at Medtronic, Inc., a medical device company, where he was employed from 1976 to 2002. His executive assignments at Medtronic included Vice President of U.S. Marketing and, later in his career, worldwide responsibility for three different operating divisions as the Vice President and General Manager. Mr. Pelak is also the Chairman of the Board of Directors of K2M Group Holdings, Inc., a medical device company, and serves on the Board of Directors of the Spectranetics Corporation, Vertos Medical, Inc. and Mardil, Inc. Mr. Pelak holds a B.S. from the Pennsylvania State University. Mr. Pelak is qualified to serve as a director because of his extensive financial background and his experience in the healthcare industry, including executive level management, investment management and experience working with companies backed by private equity investors.

John Barr has served as a member of our Board of Directors since May 2012. Mr. Barr has been the Chief Executive Officer of Surgical Specialties Corporation, a wholly owned subsidiary of Angiotech Pharmaceuticals, since October 2014. From August 2013 to October 2014, Mr. Barr served as a member of our board and the Board of Directors of EarlySense Inc., a health monitoring company. During this period, Mr. Barr also worked as an independent consultant in the ophthalmic medical devices industry. Previously,

Mr. Barr served as Global President, Surgical at Bausch and Lomb from May 2012 until August 2013. Prior to joining Bausch and Lomb, Mr. Barr was President of AGA Medical, a division of St. Jude Medical following the acquisition of AGA Medical Holdings, Inc. by St. Jude, from November 2010 until October 2011. Mr. Barr was Chief Executive Officer of AGA Medical Holdings, Inc., a manufacturer of minimally invasive devices to treat structural heart defects and vascular abnormalities, from June 2008 to November 2010 and, prior to that, served as its Chief Operating Officer. Prior to AGA Medical, Mr. Barr served as President and Chief Executive Officer of V.I. Technologies. Prior to V.I. Technologies, Mr. Barr served from June 1990 to November 1997 as President of North American Operations for Haemonetics Corporation, a medical device company, and from July 1981 to April 1990 in both financial and operational roles for Baxter Healthcare. Mr. Barr holds a Master’s Degree in management from the J.L. Kellogg Graduate School of Management and a Bachelor of Science Degree in bioengineering from the University of Pennsylvania. Mr. Barr is qualified to serve as a director because of his operational knowledge of, and executive level management experience in, the biopharmaceutical and medical technology industries.

Todd Foley has served as a member of our Board of Directors since June 2014. Mr. Foley is a Managing Partner at MPM Capital, a venture capital firm. Mr. Foley joined MPM in 1999 and was promoted to partner in 2007. He has focused primarily on biotechnology investments and currently serves on the boards of various biotechnology companies, including Chiasma, OSS Healthcare, Semma Therapeutics, Iconic Therapeutics, Rhythm Pharmaceuticals, and Selexys Pharmaceuticals. Prior to MPM, Mr. Foley’s career in the life science industry included positions in Business Development at Genentech, a biotechnology company, and in management consulting with Arthur D. Little. He holds a B.S. in Chemistry from MIT and an M.B.A. from Harvard Business School. Mr. Foley is qualified to serve as a director because of his extensive financial background and his experience in the healthcare industry, including executive level management, and investment management.

Ittai Harel has served as a member of our Board of Directors since August 2008. Mr. Harel has been a General Partner at Pitango Venture Capital, a venture capital firm, since July 2006. Before joining Pitango, Mr. Harel was Director of Corporate Development at Nektar Therapeutics, a biopharmaceutical company, where he was responsible for strategic planning, in-licensing and M&A activities from 2003 to 2006. Prior to his period with Nektar, Mr. Harel held various management positions at IDEXX Laboratories, a multinational corporation, from 1994 to 2001 and IDGene Pharmaceuticals from 2001 to 2003. Mr. Harel holds a B.Sc. in Chemical Engineering and Biotechnology from Ben Gurion University, as well as an M.B.A. from the MIT Sloan School of Management. Mr. Harel is qualified to serve as a director because of his extensive financial background and his experience in the healthcare industry, including executive level management and investment management.

Steven LaPorte has served as a member of our Board of Directors since August 2008. Mr. LaPorte is a Venture Partner at ONSET Ventures, a venture capital firm, and currently serves as a member of the boards of AngioDynamics, Inc. and Biocontrol Ltd. (United Kingdom), both medical device companies. From 2005 to 2007, Mr. LaPorte also served as a member of the board of RITA Medical Systems, Inc. Mr. LaPorte also served as the Chief Technology Officer for Intelect Medical, a healthcare company, until its acquisition by Boston Scientific in January 2011. From 2002 until his retirement in August 2005, Mr. LaPorte served as the Vice President of NeuroVentures and Business Development at Medtronic, a medical device company. From 2000 to 2002, Mr. LaPorte served as Vice President and General Manager of Medtronic’s Drug Delivery Division; from 1994 to 2000, he held the position of Vice President and General Manager of Medtronic’s Electrophysiology Systems Division; and from 1988 to 1994 he was the Vice President of Operations for Medtronic’s Neurological Division. He began his career at Medtronic in 1978. Mr. LaPorte received his M.B.A. from the University of Minnesota and a B.S. in mathematics and computer science from the University of Wisconsin Stevens Point. Mr. LaPorte is qualified to serve as a director because of his extensive business, leadership and management experience with medical device companies, and experience with emerging technologies and the healthcare industry generally.

Paul Queally has served as a member of our Board of Directors since September 2011. Mr. Queally is Co-President of WCAS and a member of its Executive Committee and Management Committee, with a focus on investments in the healthcare industry. Prior to joining WCAS in 1996, Mr. Queally was a General Partner at the Sprout Group, which was the private equity arm of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Queally has also served as a member of the Board of Directors of K2M Group Holdings, Inc. since 2010 and United Surgical Partners International Inc. since 1998. In addition, Mr. Queally served as a member of the Board of Directors of Concentra Managed Care, Inc. from 1992 to 2010. Mr. Queally holds a B.A. from the University of Richmond, where he is a member of the Board of Trustees, and an M.B.A. from Columbia University. Mr. Queally is qualified to serve as a director because of his significant experience working with companies backed by private equity investors, particularly in the healthcare industry, his experience with healthcare investing and his extensive financial background.

John Ryan has served as a member of our Board of Directors since September 2011. Mr. Ryan is a Managing Director at ONSET Ventures, a venture capital firm, where he has worked since 2008. Prior to ONSET Ventures, Mr. Ryan led the venture investing efforts in the medical device sector for Panorama Capital, JPMorgan Partners and Chase Capital Partners. Prior to that, Mr. Ryan worked with Morgan Stanley Venture Partners and before that with Morgan Stanley’s investment banking group. Mr. Ryan is a board member for a number of emerging technology companies and other for profit and not for profit organizations. Mr. Ryan holds an M.B.A. from the Harvard Business School and a Bachelor of Science degree with high honors from the University of Colorado. Mr. Ryan is qualified to serve as a director because of his extensive financial background and his experience in the healthcare industry, including executive level management and investment management.

Sean Traynor has served as a member of our Board of Directors since September 2011. Mr. Traynor currently serves as a member of the Board of Directors of K2M Group Holdings, Inc. and Universal American Financial Corporation. Since 1999, Mr. Traynor has been an investment professional at WCAS, and is currently a General Partner, where he focuses on investments in the healthcare industry. Prior to joining WCAS, Mr. Traynor worked from 1994 to 1996 in the healthcare and financial services investment banking groups at BT Alex Brown. From 1991 to 1994 Mr. Traynor served as an associate and senior associate with Coopers & Lybrand LLP (now PwC). Mr. Traynor holds a B.S. from Villanova University and an M.B.A. with distinction from the Wharton School of Business. Mr. Traynor is qualified to serve as a director because of his significant experience working with companies backed by private equity investors, particularly in the healthcare industry, as well as his experience with healthcare investing and his extensive financial background.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of nine members. However, we expect that immediately prior to the closing of this offering, Mr. Foley will resign from our board of directors, and we will reduce the size of our board of directors from nine to eight. Our board of directors has determined that all of our directors except Ms. Peterson, representing eight of our nine current directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Global Market. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Queally, Mr. Ryan and Mr. Barr, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Mr. Traynor, Mr. LaPorte and Mr. Harel, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Mr. Pelak and Ms. Peterson, and their terms will expire at the third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Daniel Pelak. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Ms. Peterson serves as our Chief Executive Officer, while Mr. Pelak serves as the Chairman of the board of directors but is not an officer of the company. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks.

Board Committees

Our board has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board. Current copies of each committee’s charter are posted on the Corporate Governance section of our website at www.valeritas.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

The members of our audit committee are Sean Traynor, Ittai Harel and John Ryan. Mr. Traynor serves as the chairperson of the committee. Under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ Rule 5605(c) and Rule 10A-3 under the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that Messrs. Ryan and Harel meet the independence requirements of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. While our board of directors has determined that Mr. Traynor does not meet the requirements of Rule 10A-3 under the Exchange Act, we are relying on the independence phase-in rules for newly listed companies. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Mr. Traynor is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations.

Compensation Committee

The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

•	determining our CEO’s compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation; and

•	preparing the annual compensation committee report required by SEC rules.

The members of our compensation committee are Paul Queally, Steven LaPorte and Daniel Pelak. Mr. Queally serves as the chairperson of the committee. Our board has determined that each member of the committee is independent under the applicable NASDAQ rules and regulations, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

The members of our nominating and corporate governance committee are Daniel Pelak, John Barr, Todd Foley and Ittai Harel. Mr. Pelak serves as the chairperson of the committee. Our board has determined that each member of the committee is independent under the applicable NASDAQ rules and regulations.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2014, the members of our compensation committee were Messrs. Pelak, Queally and LaPorte. Messrs. Pelak, Queally and LaPorte are each affiliated with certain of our principal stockholders. See “Certain Relationships and Related Person Transactions” for additional information on the securities acquired by such principal stockholders and related agreements such stockholders are party to with us. No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2014.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.valeritas.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program offered to our named executive officers, or NEOs, identified below. For 2014, our NEOs were:

•	Kristine Peterson, Chief Executive Officer;

•	John Timberlake, President and Chief Commercial Officer; and

•	Geoffrey Jenkins, Executive Vice President, Manufacturing Operations & R&D.

We are an emerging growth company, within the meaning of the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

2014 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the years ended December 31, 2014 and 2013.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Kristine Peterson Chief Executive Officer	2014 2013	437,514 435,350	2,982,949 1,514,238	153,130 54,689	5,200 5,100	3,578,793 2,009,377
John Timberlake Chief Commercial Officer	2014 2013	361,406 353,722	1,055,950 630,015	88,500 31,105	5,200 5,100	1,511,056 1,019,942
Geoffrey Jenkins Executive Vice President, Manufacturing Operations and R&D	2014 2013	346,687 336,558	1,303,905 1,170,833	90,937 71,260	5,200 5,100	1,746,729 1,583,751

(1)

Represents the aggregate grant-date fair value of stock options granted during the indicated year computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. For a description of the assumptions used in valuing these awards, see Note 9 to our audited financial statements included elsewhere in this prospectus.

(2)	Represents amounts earned for the indicated year under our annual performance bonus program. For additional information, see “Annual Performance Bonuses” below.
(3)	Represents company matching contributions to 401(k) plan accounts.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for our NEOs are base salary, cash bonuses and long-term equity-based compensation awards. The NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis.

Base Salaries

The NEOs receive a base salary to compensate them for the satisfactory performance of services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were originally established in each NEO’s employment agreement, described in more detail below in the section titled “Employment Agreements.”

In February 2014, the compensation committee of our board of directors, or the Compensation Committee, reviewed the annual salaries of the NEOs and approved a 2% increase for Mr. Timberlake and a 3% increase for Mr. Jenkins from their respective base salaries, effective March 2014. Following the increases, the new base salary for Mr. Timberlake was $362,591 and for Mr. Jenkins was $348,378. Ms. Peterson did not receive a base salary increase in 2014.

In February 2015, the Compensation Committee reviewed the annual salaries of the NEOs and approved a 3% increase for Ms. Peterson, Mr. Timberlake and Mr. Jenkins of their respective base salaries, effective March 2015. Following the increases, the new base salary for Ms. Peterson is $450,639, for Mr. Timberlake is $373,468 and for Mr. Jenkins is $358,829.

The 2014 and 2015 increases in base salary were made in recognition of our NEOs’ individual performance and contributions to company performance in those years.

Annual Performance Bonuses

We offer our NEOs the opportunity to earn annual cash bonuses that are intended to compensate them for achieving short-term company and individual performance goals. Our Compensation Committee establishes the target bonuses of our NEOs, which are evaluated from time to time.

Each NEO’s target annual bonus is typically expressed as a percentage of base salary. For 2014, Ms. Peterson’s target bonus was 50% of her base salary and Messrs. Timberlake’s and Jenkins’s target bonuses were 35% of their respective base salaries.

For 2014, annual cash bonuses were based on achievement of a combination of individual and corporate objectives. The 2014 corporate objectives related to revenue, manufacturing efficiency and quality, financial management and fundraising. The 2014 individual objectives for each NEO related to each NEO’s areas of responsibility within our company and the NEO’s ability to influence the success of those areas.

Actual payouts of our 2014 cash bonuses were determined by multiplying each NEO’s respective target amount by their base pay earnings for the fiscal year, multiplied by an individual bonus multiplier (0-150%), which was then multiplied by the company bonus multiplier (0-150%). The bonus multipliers represent the Compensation Committee’s evaluation of company performance and each NEO’s individual performance against the established targets.

Notwithstanding the establishment of the performance components and the formula for determining the cash bonus payment amounts as described above, our Compensation Committee may exercise positive or negative discretion in determining the levels of achievement of performance goals or elect to award a greater or lesser amount to our NEOs than the amount determined by the annual cash bonus formula if, in the exercise of its business judgment, our Compensation Committee determines that adjustments are warranted under the circumstances.

The actual cash bonuses earned by our NEOs for 2013 and 2014 are reported under the “Non-Equity Incentive Plan Compensation” column of the 2014 Summary Compensation Table above.

Equity Compensation

We offer stock options to our key employees, including our NEOs, as the long-term incentive component of our compensation program. We typically grant stock options to key employees when they commence employment with us and may thereafter grant additional awards in the discretion of our board of directors. Our stock options generally allow key employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant, as determined by the board of directors, and may be intended to qualify as incentive stock options under the Internal Revenue Code.

Stock options granted under the Valeritas, Inc. Amended and Restated 2008 Equity Compensation Plan, or the 2008 Plan, typically vest as to 25% of the shares subject to the option on the initial vesting date and in equal monthly installments over the following 36 months, subject to the holder’s continued employment with us. From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees. Stock options granted to our key employees may be subject to accelerated vesting in certain circumstances, including as described below for our NEOs in the section titled “Potential Payments Upon a Change in Control.”

On June 20, 2014, we adopted the Valeritas, Inc. 2014 Incentive Compensation Plan, or the 2014 Plan, to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. For additional information about the 2014 Plan, see the section titled “2014 Incentive Compensation Plan” below.

The following table sets forth the stock options granted to our NEOs during 2014 under the 2014 Plan.

Named Executive Officer	2014 Options Granted (#)(1)
Kristine Peterson	393,308	(2)
John Timberlake	139,231	(3)
Geoffrey Jenkins	171,923	(4)

(1)	These options were granted under the 2014 Plan with exercise prices equal to the fair market value of our common stock as of the latest contemporaneous valuation available at the date of grant.
(2)

The options vest as to (i) 171,538 shares subject to the option on January 8, 2015 and an additional 171,538 shares subject to the option in equal monthly installments over the ensuing 24 months; and (ii) 25,115 shares subject to the option on June 11, 2015 and an additional 25,115 shares subject to the option in equal monthly installments over the ensuing 24 months.

(3)

The options vest as to (i) 60,769 shares subject to the option on January 8, 2015 and an additional 60,769 shares subject to the option in equal monthly installments over the ensuing 24 months; and (ii) 8,846 shares subject to the option on June 11, 2015 and an additional 8,846 shares subject to the option in equal monthly installments over the ensuing 24 months.

(4)

The options vest as to (i) 60,000 shares subject to the option on January 8, 2015 and an additional 90,000 shares subject to the option in equal monthly installments over the ensuing 24 months; and (ii) 8,769 shares subject to the option on June 11, 2015 and an additional 13,154 shares subject to the option in equal monthly installments over the ensuing 24 months.

Retirement, Health, Welfare and Additional Benefits

Our NEOs are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, flexible spending accounts and short- and long-term disability and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. Our NEOs are also eligible to participate in a tax qualified 401(k) defined contribution plan to the same extent as our other full-time employees. Currently, we match contributions made by participants in the 401(k) plan up to 2% of the employee contributions, and these matching contributions fully vest on the fifth anniversary of the date on which the contribution is made.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards held by our NEOs as of December 31, 2014.

		Option Awards(1)
Name	Initial Vesting Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Kristine Peterson	6/11/2015	—	50,231	(2)	11.60	12/11/2024
	1/8/2015	—	343,077	(2)	11.14	7/8/2024
	3/1/2014	1,072,619	1,379,082	(3)	1.87	3/1/2023
	9/8/2012	1,664,122	384,028	(3)	1.87	2/13/2022
	8/30/2012	349,359	69,872	(3)	0.68	8/30/2021
	6/1/2010	2,692,308	—		0.33	8/5/2019
John Timberlake	6/11/2015	—	17,692	(2	11.60	12/11/2024
	1/8/2015	—	121,538	(2)	11.14	7/8/2024
	3/1/2014	440,102	565,846	(3)	1.87	3/1/2023
	9/8/2012	546,239	126,055	(3)	1.87	2/13/2022
	8/30/2012	97,917	19,583	(3)	0.68	8/30/2021
	7/15/2011	96,154	—		0.40	7/15/2020
	8/26/2009	673,077	—		0.33	8/5/2019
	5/1/2008	134,615	—		0.42	5/1/2018
Geoffrey Jenkins	6/11/2015	—	21,923	(4)	11.60	12/11/2024
	1/8/2015	—	150,000	(4)	11.14	7/8/2024
	10/31/2014	269,231	653,846	(3)	1.87	10/31/2023
	3/1/2014	391,128	502,879	(3)	1.87	3/1/2023
	9/8/2012	485,455	112,028	(3)	1.87	2/13/2022
	8/30/2012	115,385	23,077	(3)	0.68	8/30/2021
	7/15/2011	103,846	—		0.40	7/15/2020
	4/16/2010	665,385	—		0.33	8/5/2019

(1)

In connection with the 2014 Reorganization, each outstanding option to purchase shares of our common stock was converted into an option to purchase one common unit of Holdings. As a result, the options shown in this table that were granted prior to July 2014 represent options to purchase common units in Holdings. Each common unit of Holdings represents an indirect interest in the 6,923,076 shares of our common stock held by Holdings, which will only be realized by common unit holders upon Holdings’ liquidation. We are currently not able to determine the number of shares or our common stock allocable to each unit of Holdings because, pursuant to Holdings’ operating agreement, its liquidation is not likely to occur for at least 18 months after the consummation of this offering and the allocation of its 6,923,076 shares of our common stock will be based upon the then market value of our common stock and liquidation preferences applicable to Holdings’ units. The allocation by Holdings of its 6,923,076 shares of our common stock to the Prior Holders will be based upon the market value of our common stock at that time and liquidation preferences applicable to Holdings’ units. For additional information about the 2014 Reorganization, see “Prospectus Summary—Recent Changes—2014 Reorganization.”

(2)

Represents an option to purchase shares of our common stock granted under our 2014 Plan. Unvested options vest as to 50% of the total shares subject to the option on the initial vesting date and in equal monthly installments over the ensuing 24 months, subject to the holder’s continued employment with us through the applicable vesting date and potential accelerated vesting as described in the section titled “Potential Payments Upon a Change in Control” below.

(3)

Represents an option to purchase common units in Holdings. The award was granted under our 2008 Plan and assumed by Holdings in connection with the 2014 Reorganization. Unvested options vest as to 25% of the total shares subject to the option on the initial vesting date and in equal monthly installments over the ensuing 36 months, subject to the holder’s continued employment with us through the applicable vesting date and potential accelerated vesting upon a change of control of Holdings.

(4)

Represents an option to purchase shares of our common stock granted under our 2014 Plan. Unvested options vest as to 40% of the total shares subject to the option on the initial vesting date and in equal monthly installments over the ensuing 24 months, subject to the holder’s continued employment with us through the applicable vesting date and potential accelerated vesting as described in the section titled “Potential Payments Upon a Change in Control” below.

Pre-IPO Employment Agreements

In connection with this offering, in March 2015 we entered into new employment agreements with each of our NEOs, as described below under “—Recent Developments—Employment Agreements.” These new employment agreements supersede the employment agreements with our NEOs existing prior to March 2015. Certain key terms of those prior employment agreements are described below. Each of our NEOs has also signed agreements pursuant to which they have agreed to refrain from disclosing our confidential information indefinitely.

Ms. Peterson

Our prior employment agreement with Ms. Peterson was entered into on April 22, 2009. This agreement entitled Ms. Peterson to receive an initial annual base salary of $400,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time, and an annual target bonus opportunity of 50% of her annual salary, with the amount of any such bonus based on individual and company performance, measured against objectives mutually established by Ms. Peterson and our Compensation Committee annually.

If Ms. Peterson’s employment had been terminated without cause (other than in connection with a change in control), she would have been entitled to receive 12 months of base salary continuation and 12 months of health and dental insurance benefit continuation. If Ms. Peterson’s employment had been terminated by us without cause or if she had resigned her employment for good reason, in either case, within one year following a change in control, Ms. Peterson would have been entitled to receive an amount equal to her target bonus.

Cause was defined in Ms. Peterson’s prior employment agreement as (i) unauthorized use or disclosure of the company’s confidential information or trade secrets, which causes material harm to the company, (ii) material breach of any agreement between the company and Ms. Peterson, (iii) material failure to comply with the company’s written policies or rules, (iv) conviction of, or plea of guilty or no contest to, a felony, (v) gross negligence or willful misconduct, (vi) continuing failure to perform assigned duties after receiving written notification of such failure, or (vii) failure to cooperate in good faith with a governmental or internal investigation of the company, if requested. A condition was not considered “cause” under (ii), (iii), (vi) and (vii) unless the company had provided written notice of the condition within 90 days of its existence and Ms. Peterson had failed to remedy such condition within 30 days of receiving such notice.

Good reason was defined in Ms. Peterson’s prior employment agreement as her resignation within 6 months after the occurrence of (i) a material reduction in base salary or bonus, unless such reduction applies to all members of executive management, (ii) a material diminution in her authority, duties or responsibilities, or (iii) relocation of her principal workplace resulting in an increase in distance from her residence to her workplace of more than 30 miles. A condition was not considered “good reason” unless Ms. Peterson had given written notice of the condition within 90 days of its existence and the company had failed to remedy such condition within 30 days of receiving such notice.

Mr. Timberlake

Our prior employment agreement with Mr. Timberlake was entered into on August 20, 2008. The agreement provided an annual initial base salary of $325,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time, and an annual target bonus opportunity of 30% of Mr. Timberlake’s base salary based upon achievement of mutually agreed goals for each year.

If Mr. Timberlake had been terminated without cause or had resigned for good reason, provided that he timely executed a release of claims, he would have been entitled to receive 6 months of base salary continuation, an amount equal to 6 months of his equivalent target bonus and payment of a portion of COBRA premiums for up to 6 months of continued health insurance coverage, based on active employee cost-sharing rates. In addition, in such an event, Mr. Timberlake would have also been entitled to 6 months of vesting acceleration of his unvested stock option awards and would have had 6 months following his termination to exercise his vested stock options.

Cause and good reason were defined for purposes of Mr. Timberlake’s prior employment agreement in substantially the same manner as described above for Ms. Peterson’s prior employment agreement.

Mr. Jenkins

Our prior employment agreement with Mr. Jenkins was entered into on April 2, 2009. The agreement provided an initial annual base salary of $300,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time, and an annual target bonus opportunity of 30% of Mr. Jenkins’s base salary based upon achievement of mutually agreed goals for each year.

If Mr. Jenkins had been terminated without cause or had resigned for good reason, provided that he had timely executed a release of claims, he would have been entitled to receive 9 months of base salary continuation and payment of a portion of COBRA premiums for up to 6 months of continued health insurance coverage, based on active employee cost-sharing rates.

Cause and good reason were defined for purposes of Mr. Jenkins’s prior employment agreement in substantially the same manner as described above for Ms. Peterson’s prior employment agreement.

Recent Developments

2015 Equity Incentive Awards

Our board of directors believes that employees in a position to make a substantial contribution to the long-term success of our company should have a significant and ongoing stake in our success and that the size of such stake should reflect an employee’s ability to influence our long-term performance. Equity incentive awards not only compensate but also motivate and encourage retention of our NEOs by providing an opportunity to participate in the ownership of our company while promoting long-term value creation for our stockholders by aligning the interests of NEOs with the interests of our stockholders. Based on this philosophy, our board of directors has approved grants of stock option awards to our NEOs in the following amounts, which grants will be effective on the effective date of the registration statement for this offering of which this prospectus is a part:

Named Executive Officer	Shares Subject to Option (#)
Kristine Peterson	160,000
John Timberlake	55,000
Geoffrey Jenkins	40,000

These options will have an exercise price per share equal to the initial public offering price and will vest as to 25% of the shares subject to the option on the first anniversary of the date of grant and, as to the remaining shares, in equal monthly installments over the ensuing 36 months.

Employment Agreements

We entered into a new employment agreement with each of the NEOs on March 4, 2015. The agreements have initial terms of three years and automatically renew for successive one-year periods following the initial term unless either party gives at least 30 days advance written notice of non-renewal prior to the end of the applicable term.

The agreements entitle Ms. Peterson, Mr. Timberlake and Mr. Jenkins to initial annual base salaries of $450,639, $373,468 and $358,829, respectively, and annual target bonus opportunities of 50%, 35% and 35%, respectively, of their annual base salaries, with the amount of any such bonus based on the level of attainment of performance goals established by our board of directors.

In the event we terminate an NEO’s employment without cause or the NEO resigns for good reason (other than in connection with a change in control or due to death or disability), the NEO is entitled to receive (i) 9 months of base salary continuation (12 months for Ms. Peterson); (ii) a prorated portion of the annual bonus the NEO would otherwise have earned for the year of termination, based on actual performance for the full year and payable when such bonus would have otherwise been paid; (iii) any annual bonus earned but not yet paid for the completed fiscal year immediately prior to the termination date; and (iv) reimbursement for the our cost of providing continued health coverage for a period of 9 months (12 months for Ms. Peterson) or until the NEO is offered benefits from a subsequent employer, if earlier.

In the event we terminate an NEO’s employment without cause or the NEO resigns for good reason (other than due to death or disability), in either case, within 3 months prior to a change in control (but within the “pre-closing period” described below) or within 12 months following a change in control, the NEO is entitled to receive (i) 12 months of base salary continuation (18 months for Ms. Peterson); (ii) a pro-rated portion of the NEO’s target annual bonus for the year of termination; (iii) any annual bonus earned but not yet paid for the completed fiscal year immediately prior to the termination date; and (iv) reimbursement for the our cost of providing continued health coverage for a period of 12 months (18 months for Ms. Peterson) or until the NEO is offered benefits from a subsequent employer, if earlier. “Pre-closing period” means the period commencing with our execution of a definitive agreement for a change in control transaction and ending on the earlier to occur of the closing of the change in control or the termination of such definitive agreement without the consummation of the change in control.

In the event an NEO’s employment terminates on account of death or disability, the NEO (or the NEO’s estate in the case of death) is entitled to receive 3 months of base salary continuation.

The severance payments and benefits described above are subject to the NEO timely executing a release of claims in our favor (except in the event of the NEO’s death) and to reduction in the event that the payments and benefits received in connection with a change in control would result in the imposition of excise taxes under Section 4999 of the Code and such reduction results in the NEO retaining a greater after-tax amount.

“Cause” is generally defined in the employment agreements as the NEO’s (i) misappropriation of funds with respect to our company or affiliates; (ii) material violation of the employment agreement or the company’s employment policies; (iii) breach of any written confidentiality, nonsolicitation or noncompetition covenant with our company or affiliates; (iv) conviction of a felony; or (v) misconduct that has a material adverse effect on the business, operations, assets, properties, or financial condition of our company or affiliates.

“Good reason” is generally defined in the employment agreements as the occurrence of any of the following, subject to notice requirements and cure rights, without the NEO’s written consent (i) a material diminution in duties, authority or responsibilities; (ii) relocation of the NEO’s principal office location to a location more than 50 miles from the NEO’s principal office location immediately before the change; (iii) a material diminution by the company of the NEO’s base salary or target annual bonus; or (iv) any material breach by the company of the employment agreement.

The employment agreements contain restrictive covenants pursuant to which each NEO has agreed to refrain from competing with us or soliciting our clients, customers or employees, in each case, while employed and following the NEO’s termination of employment for a period of 9 months (12 months for Ms. Peterson) or 12 months (18 months for Ms. Peterson) if such termination is in connection with a change in control.

Potential Payments Upon a Change in Control

As described above, under the terms of their employment agreements, Ms. Peterson, Mr. Jenkins and Mr. Timberlake may become entitled to certain payments or benefits for certain terminations of employment that occur in connection with a change in control. In addition, the agreements governing the NEOs’ unvested stock options provide for full accelerated vesting upon a change in control. For these purposes, change in control has the same meaning as in the 2014 Plan.

Long-term Incentive Plans

The following summarizes the material terms of the long-term incentive plans in which our employees, including the NEOs, participate.

2014 Incentive Compensation Plan

We adopted the 2014 Plan on June 20, 2014. The 2014 Plan permits us to grant cash, stock and stock-based awards to eligible service providers. The 2014 Plan is intended to promote the interests of the company by providing eligible service providers with the opportunity to participate in incentive compensation programs designed to encourage their continued service to the company.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our parent or subsidiaries are eligible to receive awards under the 2014 Plan. Following our initial public offering, the compensation committee of our board of directors, the full board of directors or another committee appointed by the board of directors will administer the 2014 Plan, except that the compensation committee or another committee of the board of directors consisting solely of two or more non-employee directors who qualify as independent under applicable stock exchange rules will have exclusive authority to administer the plan with respect to individuals subject to the short-swing profit liabilities under Section 16 of the Securities Act of 1934, as amended, and to grant awards to non-employee directors. The particular entity administering the plan is referred to in this summary as the plan administrator.

The plan administrator will have the authority (subject to the provisions of the 2014 Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the 2014 Plan and to make such determinations under, and issue such interpretations of, the provisions of the 2014 Plan and any outstanding awards thereunder as it may deem necessary or advisable. The plan administrator will also set the terms and conditions of all awards under the 2014 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of 1,744,615 shares of our common stock are currently available for issuance under awards granted pursuant to the 2014 Plan. The number of shares available for issuance will be automatically increased on the first trading day in January of each calendar year during the term of the 2014 Plan, beginning in the first calendar year following the consummation of this offering, by an amount equal to 4% of the shares of common stock outstanding on the final trading day of the immediately preceding calendar year, subject to an annual increase limit of 1,846,153 shares. No more than 1,744,615 shares of common stock may be issued upon the exercise of incentive stock options, which amount will automatically be increased on the first trading day in January each calendar year by the number of shares of our common stock added to the share reserve on that day pursuant to automatic share increase feature of the 2014 plan. Shares issued under the 2014 Plan may be authorized but unissued or reacquired shares, or shares purchased in the open market.

If an award under the 2014 Plan is forfeited or cancelled, any shares subject to such award may, to the extent of such forfeiture, or cancellation, be used again for new grants under the 2014 Plan. If the exercise price of an option granted under the 2014 Plan is paid with shares of common stock, then the number of shares available for issuance under the 2014 Plan will be reduced by the net number of shares issued under the exercised option and not by the gross number of share for which the option was exercised. If shares of common stock are withheld in satisfaction of withholding taxes incurred in connection with the issuance, exercise or vesting of an award, then the authorized number of shares available for issuance under the 2014 Plan will be reduced by the net number of shares issued, exercised or vested under such award.

The 2014 Plan imposes the following limitations on the size of the awards which may be made on a per participant basis:

•	No one person may receive stock options and stand-alone stock appreciation rights for more than 603,846 shares of our common stock in the aggregate per calendar year.

•

No one person may receive direct stock issuances or stock-based awards (other than stock options and stand-alone stock appreciation rights) for more than 400,000 shares of our common stock in the aggregate per calendar year.

•

The maximum dollar amount for which a participant may receive awards denominated in dollars and subject to one or more performance measures will be limited to $2,500,000 in the aggregate per calendar year within the applicable performance measurement period.

Awards

The 2014 Plan is divided into three incentive programs, which include (i) the discretionary grant program under which eligible persons may be granted options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, or stock appreciation rights, or SARs; (ii) the stock issuance program under which eligible persons may be issued direct stock, restricted stock awards, restricted stock units, performance shares or other stock-based awards; and (iii) the incentive bonus program under which eligible persons may be issued performance unit awards, dividend equivalent rights or cash incentive awards.

Certain awards under the 2014 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. Awards under the 2014 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type available for issuance under each of the discretionary grant program, stock issuance program and incentive bonus program follows.

Discretionary Grant Program

•

Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). The plan administrator may determine the time or times when a stock option is to become exercisable, the vesting schedule (if any) applicable to a stock option and whether a granted stock option is an ISO or NSO. The Plan Administrator will have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the 2014 Plan and to grant in substitution therefore new options covering the same or different number of shares with an exercise price per share based on the fair market value per share on the new option grant date.

•

SARs.    Two types of SARs are authorized for issuance under the 2014 Plan, tandem SARs and stand-alone SARs. Tandem SARs entitle their holder to elect to exercise the underlying option in exchange for shares of common stock or, with the consent of the plan administrator, to surrender the option in exchange for an amount equal to the excess of the fair market value of the shares on the date of surrender over the aggregate exercise price of such shares. Stand-alone SARs entitle their holder, upon exercise, to receive from us an amount equal to the excess of the fair market value of the shares on the date of exercise over the aggregate base price of such shares. The base price of a stand-alone SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant and the term may not be longer than ten years. The plan administrator may determine the time or times when a SAR is to become exercisable and the vesting schedule (if any) applicable to a SAR. SARs may be settled in cash, shares of common stock or a combination of the two, as determined by the plan administrator.

•	Rights as a Stockholder. Participants will not have any stockholder rights with respect to the shares subject to options or SARs until the award vests and the shares are actually issued.

Stock Issuance Program

•

Restricted Stock, RSUs, Performance Shares and Stock Payments.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Stock payments are awards of fully vested shares of our common stock that may be issued for any of the following items of consideration: cash or check, past services rendered to the company or any other valid consideration. The issue price per share of common stock shall be determined by the plan administrator but shall not be less than 100% of the fair market value per share on the date of issuance.

•

Rights as a Stockholder.    Participants will have full stockholder rights with respect to any shares of stock issued under the Stock Issuance Program, whether or not the participant’s interest in those shares is vested. Accordingly, participants will have the right to vote such shares and to receive any regular cash dividends paid on such shares, subject to any applicable vesting requirements, including (without limitation) the requirement that any dividends paid on shares subject to performance vesting conditions will be held in escrow by us and will not vest or be paid prior to the time those shares vest. Participants will not have any stockholder rights with respect to the shares subject to restricted stock units or share right awards until that award vests and the shares are actually issued. However, dividend equivalents (as described below) may be paid or credited, either in cash or in actual or phantom shares of stock, on outstanding restricted stock unit or share right awards, subject to terms and conditions the plan administrator deems appropriate. No dividend equivalents relating to restricted stock units or share right awards subject to performance vesting conditions will vest or otherwise become payable prior to the time the underlying award (or portion thereof to which the dividend equivalents units relate) vests.

Incentive Bonus Program

•

Cash Awards and Performance Unit Awards.    Cash awards are cash incentive bonuses subject to vesting conditions or performance goals as determined by the plan administrator. Performance unit awards represent the holder’s right to receive cash or participate in a bonus pool, the value of which are tied to the attainment of pre-established corporate objectives and receipt of which may be based on continuing service as determined by the plan administrator.

•

Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance objectives that may include but are not limited to: (i) revenue, organic revenue, net sales, or new-product revenue or net sales, (ii) achievement of specified milestones in the discovery and development of the company’s technology or of one or more of the company’s products, (iii) achievement of specified milestones in the commercialization of one or more of the company’s products, (iv) achievement of specified milestones in the manufacturing of one or more of the company’s products, (v) expense targets, (vi) share price, (vii) total shareholder return, (viii) earnings per share, (ix) operating margin, (x) gross margin, (xi) return measures (including, but not limited to, return on assets, capital, equity, or sales), (xii) productivity ratios, (xiii) operating income, (xiv) net operating profit, (xv) net earnings or net income (before or after taxes), (xvi) cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), (xvii) earnings before or after interest, taxes, depreciation, amortization and/or stock-based compensation expense, (xviii) economic value added, (xix) market share, (xx) working capital targets, (xxi) achievement of specified milestones relating to corporate partnerships, collaborations, license transactions, distribution arrangements, mergers, acquisitions, dispositions or similar business transactions, and (xxii) employee retention and recruiting and human resources management. Performance goals may be based upon the attainment of specified levels of performance under one or more of these measures relative to the performance of other entities and may also be based on the performance of any of our business units or divisions or any of our affiliates.

Certain Transactions

The plan administrator has broad discretion to take action under the 2014 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the 2014 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2014 Plan), each outstanding award under the discretionary grant program and stock issuance program may become fully vested and exercisable in connection with the transaction, be continued or assumed by the successor entity, be replaced with a cash incentive program of the successor entity or be subject to other limitations as imposed by the plan administrator at the time of grant. Awards under the incentive bonus program may be structured by the plan administrator such that those awards automatically vest upon a change in control of our company or upon the holder’s subsequent termination within a specified period following a change in control and any performance-based vesting conditions may be converted into service-based vesting conditions that will vest upon the completion of a service period coterminous with the portion of the performance period remaining at the time of the change in control. Individual award agreements may provide for additional accelerated vesting and payment provisions as determined by the plan administrator.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator has authority to adopt and implement from time to time such addenda or subplans to the 2014 Plan as it deems necessary in order to bring the 2014 Plan into compliance with applicable laws and regulations of any foreign jurisdictions in which grants or awards are to be made under the Plan or to obtain favorable tax treatment in those foreign jurisdictions for the individuals to whom the grants or awards are made. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2014 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2014 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.

Plan Expiration, Amendment and Termination

Our board of directors may amend or terminate the 2014 Plan at any time; however, stockholder approval will be required for any amendment that increases the number of shares available under the 2014 Plan or to the extent such approval is required under applicable law, regulation or stock exchange listing rule. No amendment of the 2014 Plan may adversely affect the rights of outstanding awards without the award holder’s consent. The 2014 Plan will expire on the first to occur of (i) June 9, 2024, (ii) the date on which all shares available for issuance under the 2014 Plan shall have been issued as fully vested shares or (iii) the termination of all outstanding awards in connection with a change in control. Should the 2014 Plan terminate on June 9, 2024, then all awards outstanding at that time will continue to have force and effect in accordance with the provisions of the documents evidencing the awards.

2008 Equity Compensation Plan

Our board of directors and stockholders approved the 2008 Plan, under which we were able to grant stock options and other stock-based awards to employees, directors and consultants of our company and its subsidiaries. This plan was assumed by Holdings in connection with the 2014 Reorganization, and any options to purchase our common stock that were outstanding as of the date of the 2014 Reorganization are now exercisable only for common units of Holdings.

Administration

The board of managers of Holdings administers the 2008 Plan and has the authority to determine recipients of awards and the terms of awards granted under the 2008 Plan, to interpret the 2008 Plan and awards outstanding thereunder, to make changes to awards outstanding under the 2008 Plan, provided that such changes may not impair a participant’s rights under the plan without the participant’s consent, and to address any other matters arising under the 2008 Plan. All such powers are exercised in the context of preserving the tax status of options granted under the plan that are intended to be ISOs. The board of managers of Holdings may delegate its authority under the 2008 Plan to a committee.

Types of Awards

The 2008 Plan provides for the grant of non-qualified and incentive stock options, stock awards, stock units, SARs and other equity-based awards to employees, directors and consultants of Holdings and its subsidiaries.

Certain Transactions

If certain changes are made in, or events occur with respect to, Holdings’ common units, the 2008 Plan and outstanding awards will be appropriately adjusted in the class, number and, as applicable, exercise price of securities as determined by the plan administrator. In the event of a change in control of Holdings, including a consolidation, merger, sale of all or substantially all of its assets or a liquidation or dissolution, the board of managers of Holdings (or the board of a surviving entity assuming Holdings’ obligations under the 2008 Plan) may make appropriate provision for the continuation or equitable substitution of outstanding awards, provide for the assumption or replacement of outstanding stock options, provide for the surrender of awards for a payment, in cash or stock, equal to the excess of the fair market value of the underlying shares over the exercise or purchase price of the applicable award or provide that all stock options and SARs will terminate if not exercised within a specified number of days. The vesting and exercisability of awards may accelerate in connection with such a transaction, either by action of the plan administrator or under the terms of the applicable award agreements.

Amendment and Termination

The plan administrator may modify or amend the 2008 Plan from time to time, provided that any amendment or modification may not adversely affect a participant’s rights under the 2008 Plan without the participant’s consent. Any amendment the plan administrator determines is of a scope that requires stockholder approval will be subject to approval by the unitholders of Holdings.

Director Compensation

Directors who are employees of us or our principal stockholders have not historically received compensation for their services on our board of directors. During 2014, certain of our non-employee directors who were not employees of our principal stockholders received annual cash retainers of $30,000 as compensation for their services on our board as indicated in the table below. In addition, we have from time to time granted stock option awards to certain non-employee directors as compensation for their service on our board. In July 2014, we granted Messrs. Barr and LaPorte options to purchase 13,077 shares of our common stock that vest as to 40% for Mr. Barr and 60% for Mr. LaPorte of the total shares subject to the option on January 8, 2015 and in equal monthly installments over the ensuing 24 months. In December 2014, we granted Messrs. Barr and LaPorte options to purchase 1,923 shares of our common stock that vest as to 40% for Mr. Barr and 60% for Mr. LaPorte of the total shares subject to the option on June 11, 2015 and in equal monthly installments over the ensuing 24 months. These options were granted under the 2014 Plan with exercise prices equal to the fair market value of our common stock as of the latest contemporaneous valuation available at the date of grant.

The following table provides information regarding the compensation earned by our non-employee directors during the year ended December 31, 2014:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Daniel Pelak	—	—	—
John Barr	30,000	113,685	143,685
Ittai Harel	—	—	—
Vaughn Kailian	—	—	—
Steven LaPorte	30,000	113,685	143,685
Paul Queally	—	—	—
John Ryan	—	—	—
Sean Traynor	—	—	—
Todd Foley	—	—	—

(1)

Represents the aggregate grant-date fair value of stock options granted during 2014 computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. For a description of the assumptions used in valuing these awards, see Note 9 to our audited financial statements included elsewhere in this prospectus.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2014 by each non-employee director who served on our board of directors during 2014.

Name	Options Outstanding at Fiscal Year End(1)
Daniel Pelak	—
John Barr	303,462	(2)
Ittai Harel	—
Vaughn Kailian	150,837	(3)
Steven LaPorte	303,462	(2)
Paul Queally	—
John Ryan	—
Sean Traynor	—
Todd Foley	—

(1)

In connection with the 2014 Reorganization, each outstanding option to purchase shares of our common stock was converted into an option to purchase one common unit of Holdings. As a result, some of the options shown in this table represent options to purchase common units in Holdings. Each common unit of Holdings represents an indirect interest in the 6,923,076 shares of our common stock held by Holdings, which will only be realized by common unit holders upon Holdings’ liquidation. We are currently not able to determine the number of shares or our common stock allocable to each unit of Holdings because, pursuant to Holdings’ operating agreement, its liquidation is not likely to occur for at least 18 months after the consummation of this offering and the allocation of its 6,923,076 shares of our common stock will be based upon the then market value of our common stock and liquidation preferences applicable to Holdings’ units. The allocation by Holdings of its 6,923,076 shares of our common stock to the Prior Holders will be based upon the market value of our common stock at that time and liquidation preferences applicable to Holdings’ units. For additional information about the 2014 Reorganization, see “Prospectus Summary—Recent Changes—2014 Reorganization.”

(2)	Represents options to purchase 288,462 common units in Holdings and options to purchase 15,000 shares of our common stock.
(3)	Represents options to purchase common units in Holdings.

Each of Mr. Barr and Mr. LaPorte will receive an option to purchase 8,000 shares of our common stock on the effective date of the registration statement for this offering of which this prospectus is a part. These options will have an exercise price per share equal to the initial public offering price and will vest in 12 substantially equal monthly installments following the effective date of grant.

Our board of directors has approved a compensation program for our non-employee directors under which each non-employee director will receive the following amounts for their services on our board of directors after this offering:

•	an option to purchase 16,000 shares of our common stock upon the director’s initial election or appointment to our board of directors that occurs after this offering;

•

if the director has served on our board of directors for at least six months as of the date of an annual meeting of stockholders and will continue to serve on our board of directors immediately following such meeting, an option to purchase 8,000 shares of our common stock on the date of the annual meeting;

•	an annual director fee of $30,000; and

•	if the director serves as chairman or on a committee of our board of directors, an additional annual fee as follows:

•	chairman of the board or lead independent director, $20,000;

•	chairman of the audit committee, $20,000;

•	audit committee member other than the chairman, $7,500;

•	chairman of the compensation committee, $10,000;

•	compensation committee member other than the chairman, $2,500;

•	chairman of the nominating and corporate governance committee, $2,500; and

•	nominating and corporate governance committee member other than the chairman, $1,000.

Stock options granted to our non-employee directors under the program will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire ten years after the date of grant. The stock options granted upon a director’s initial election or appointment will vest in annual installments over three years following the date of grant. The stock options granted annually to directors will vest in 12 substantially equal monthly installments following the date of grant. In addition, all unvested stock options will vest in full upon the occurrence of a change of control.

Director fees under the program will be payable in arrears in four equal quarterly installments within 15 days following the end of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Each member of our board of directors is entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee of the board of directors on which he or she serves.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2012 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

2014 Reorganization

During the second quarter of 2014, we consummated a series of transactions designed to facilitate future capital raising by simplifying our capitalization. On June 19, 2014, Valeritas Merger Sub, Inc. and Holdings merged with and into us. Prior to the 2014 Reorganization, Holdings was our direct wholly owned subsidiary. We survived the 2014 Reorganization as a direct, wholly owned subsidiary of Holdings. In connection with the 2014 Reorganization, all of the pre-merger holders of our Series A, B, C, C-1 and C-2 preferred stock, common stock, options to purchase common stock and preferred stock warrants, or the Prior Holders, converted these securities into preferentially equivalent units in Holdings, and we issued 6,923,076 shares of our common stock to Holdings, which represents Holdings’ sole asset.

We are currently unable to determine the number of shares of our common stock allocable to each Prior Holder upon Holdings’ liquidation because, pursuant to Holdings’ operating agreement, its liquidation will not occur for at least 18 months after the consummation of this offering, unless earlier effected with the consent of Holdings’ board of managers as provided in its operating agreement. The allocation by Holdings of its 6,923,076 shares of our common stock to the Prior Holders will be based upon the market value of our common stock at the time of liquidation and liquidation preferences applicable to Holdings’ units.

Resource Group Management Services Agreement

On September 8, 2011, in connection with our Series C Preferred Stock financing, we entered into a Resource Group Management Services Agreement with WCAS Management Corporation, or WCAS Management, an affiliate of Welsh, Carson, Anderson & Stowe XI, L.P., or WCAS XI. Messrs. Pelak, Queally and Traynor, members of our board of directors, are associated with WCAS Management. This agreement terminates on December 31, 2021. Pursuant to this agreement, we pay WCAS Management or a designated affiliate a fee equal to $125,000 per quarter for management, consulting, strategic, financial and other advisory services provided to us. We have agreed to indemnify and pay all expenses incurred by WCAS Management, WCAS XI or their affiliates in connection with the services provided under this agreement and in connection with WCAS XI’s investments in us. We paid fees of $500,000 for each of the years ended December 2012, 2013 and 2014.

Preferred Stock Financings

Series C Preferred Stock Financing

In September 2011 and November 2012, we issued and sold to investors in private placements an aggregate of 98,293,414 shares of our Series C Preferred Stock at a purchase price of $1.435 per share, for aggregate consideration of $141.0 million and issued 7,095,930 shares relating to the cancellation of convertible debt. In March 2011, we issued bridge notes in aggregate principal amounts of $2.0 million, $2.0 million and $0.8 million to certain entities affiliated with Pitango Venture Capital, MPM Capital and ONSET Ventures, respectively. In September 2011, these notes were converted into 1,423,716, 1,404,392 and 561,753 shares of Series C Preferred Stock, respectively, at a conversion price of $1.435 per share. Our directors Ittai Harel and Todd Foley are affiliated with Pitango Venture Capital and MPM Capital, respectively, and our directors John Ryan and Steven LaPorte are affiliated with ONSET Ventures.

Concurrently with the issuance of our Series C Preferred Stock, we issued a $5,000,000 Senior Subordinated Note, or the WCAS Note, payable to WCAS Capital Partners IV, L.P. The WCAS Note bears PIK interest at 12% per annum, which is compounded semi-annually, and its principal plus PIK interest is due September 2021. This note was amended in May 2013. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—WCAS Capital Partners Note Payable.”

Series D Preferred Stock Financing

In June 2014, in connection with the 2014 Recapitalization, we issued and sold to investors in private placements an aggregate of 2,195,122 shares of our Series D Preferred Stock at a purchase price of $10.00 per share, for aggregate consideration of $22.0 million. In July 2014, we issued and sold to investors in private placements an aggregate of 548,780 shares of our Series D Preferred Stock at a purchase price of $10.00 per share, for aggregate consideration of $5.4 million. In addition, the Second Series D Closing, the Third Series D Closing and the Fourth Series D Closing occurred in December 2014, January 2015 and February 2015, respectively.

The following table sets forth the aggregate number of shares of Series C Preferred Stock and Series D Preferred Stock acquired by entities affiliated with certain of our directors and the listed holders of more than 5% of our capital stock. Each share of Series C Preferred Stock was converted into units of Holdings as part of the 2014 Reorganization.

Participants	Series C Preferred Stock	Series D Preferred Stock(2)

5% or Greater Stockholders and Entities Affiliated with Certain of our Directors(1)
Entities affiliated with of Welsh, Carson, Anderson & Stowe	86,919,613	1,607,261
Entities affiliated with Pitango Venture Capital(3)	9,239,519	886,150
Entities affiliated with MPM Capital(4).	8,350,023	421,143
Entities affiliated with ONSET Ventures(5).	3,339,986	168,456

(1)

These shares of Series C and Series D Preferred Stock include accrued dividends as of December 31, 2014. Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.” Our director Daniel Pelak is a Senior Industry Executive and our directors Paul Queally and Sean Traynor are General Partners, in each case, of Welsh, Carson Anderson & Stowe.

(2)

Each share of Series D Preferred Stock is convertible into one share of our common stock either (i) automatically upon the satisfaction of certain predetermined conditions, including the consummation of this offering, or (ii) upon the consent of the requisite holders of the Series D Preferred Stock. We expect all of the outstanding shares of our Series D Preferred Stock to convert into shares of our common stock upon the consummation of this offering.

(3)	Our director Ittai Harel is a General Partner of Pitango Venture Capital.
(4)	Our director Todd Foley is as a Managing Partner of MPM Capital.
(5)	Our directors John Ryan is a Managing Partner and Steven LaPorte is a Venture Partner, in each case, of ONSET Ventures.

Participation in this Offering

Certain affiliates of our directors and other principal stockholders, including entities affiliated with WCAS, Pitango Venture Capital, MPM Capital and ONSET Ventures, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $20.0 million in shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and that the entire $20.0 million of indicated interests were satisfied, these entities would purchase an aggregate of up to 1,333,333 of the 5,000,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of our common stock being offered for sale to our directors, officers and certain other persons associated with us as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement on June 19, 2014, with Holdings and the other holders of our preferred stock, including entities with which certain of our directors are affiliated, and WCAS and the holders of units of Holdings, including entities with which certain of our directors are affiliated. This agreement provides for certain rights relating to the registration of the shares of common stock held by Holdings, the common stock distributable to holders of units of Holdings upon liquidation of Holdings and common stock issuable upon conversion of the preferred stock, and a right of first offer to our preferred shareholders and the holders of units of Holdings to purchase future securities sold by us.

In addition, the Investors’ Rights Agreement provides that we will use commercially reasonable efforts to cause the underwriters to reserve up to 20% of the shares being sold in this offering to the holders of units of Holdings in accordance with such holders’ pro rata ownership of Holdings’ units. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the Investors’ Rights Agreement), all rights related to us under this agreement will terminate upon completion of this offering. The registration rights will continue for five years following the completion of this offering, or for any particular stockholder with registration rights, the earlier of the time at which the stockholder can sell all shares in compliance with Rule 144 under the Securities Act or the stockholder holds 1% or less of our common stock and all securities held by that stockholder subject to registration rights may be sold without restriction pursuant to Rule 144 in a ninety-day period, or after a liquidation event as defined in our certificate of incorporation. See “Description of Capital Stock—Registration Rights” for additional information.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive Compensation— Employment Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 9, 2015 by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each applicable percentage ownership presented in the table below is based on 10,788,102 shares of our common stock outstanding as of March 9, 2015, assuming the:

•

conversion of the 4,585,000 outstanding shares of our Series D Preferred Stock into an aggregate of 3,685,649 shares of our common stock, assuming a closing date of and accruing dividends thereon to March 25, 2015, which will automatically occur upon the completion of this offering; and

•

issuance of 179,377 shares of our common stock as a result of the net exercise of all outstanding warrants as of the date of this prospectus, assuming an initial offering price of $15.00, which is the midpoint of the range set forth on the cover of this prospectus, that will occur automatically upon the closing of this offering.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of March 9, 2015 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 750 Route 202 South, Suite 600, Bridgewater, New Jersey 08807. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Certain affiliates of our directors and other principal stockholders, including entities affiliated with WCAS, Pitango Venture Capital, MPM Capital and ONSET Ventures, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $20.0 million in shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and that the entire $20.0 million of indicated interests were satisfied, these entities would purchase an aggregate of up to 1,333,333 of the 5,000,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The following table does not reflect any potential purchases by these stockholders or by our directors or executive officers pursuant to the directed share program or otherwise in this offering, which purchases, if any, will increase the percentage of shares owned after the offering of such stockholder from that set forth in the table below.

	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
Name of beneficial owner		Prior to Offering	After Offering†
5% or Greater Stockholders
Valeritas Holdings, LLC(1)	6,923,076	64.2%		%
Entities affiliated with Welsh, Carson, Anderson, & Stowe XI, L.P.(2)	1,259,186	11.7
Entities affiliated with Pitango Venture Capital(3)	678,572	6.3
Named Executive Officers and Directors
Kristine Peterson(4)	200,128	1.8
John Timberlake(5)	70,898	*
Geoffrey Jenkins(6)	75,000	*
Daniel Pelak(7)	—	—
John Barr(8)	6,538	*
Ittai Harel(9)	—	—
Todd Foley(10)	—	—
Steven LaPorte(11)	8,718	*
Paul Queally(12)	—	—
John Ryan(13)	—	—
Sean Traynor(14)	—	—
All directors and executive officers as a group (13 individuals)(15)	371,371	3.3

*	Less than one (1%) percent.
†	Does not include any shares of common stock that may be purchased in the directed share program.
(1)

Represents 6,923,076 shares of our common stock held directly by Holdings. The board of managers of Holdings has direct voting and investment power over these shares. Holdings’ board of managers consists of seven members, four of whom are appointed by the holders of Holdings’ Series C Preferred Units and three of whom are appointed by holders of Holdings’ Series B Preferred Units. Pursuant to Holdings’ Amended and Restated Limited Liability Company Agreement, voting decisions with respect to our shares held by Holdings will be made with the affirmative consent of a majority of Holdings’ board of managers, provided such majority includes at least one manager appointed by each of the holders of Holdings Series B Preferred Units and Series C Preferred Units. Entities affiliated with Welsh Carson Anderson & Stowe XI, L.P. hold a majority of Holdings’ Series C Preferred Units and appointed Messrs. Daniel Pelak, Paul Queally, Sean Traynor and John Barr to serve on the board of managers of Holdings. Pursuant to Holdings’ Voting Agreement, the holders of Holdings’ Series B Preferred Units have agreed to elect a manager nominated by each of (i) MPM BioVentures IV GP, LLC or its affiliates, (ii) Pitango Venture Capital Fund V, L.P. or its affiliates and (iii) ONSET VI, L.P. or its affiliates. Messrs. Todd Foley, Ittai Harel and John Ryan were nominated by each respective fund or its affiliates and are currently on Holdings’ board of managers. The members of the board of managers of Holdings disclaim beneficial ownership of such shares to the extent attributed to them solely by virtue of serving as a manager of Holdings. Pursuant to Holdings’ Amended and Restated Limited Liability Company Agreement, Holdings will liquidate upon the earlier of (i) the affirmative vote of five members of Holdings’ board of managers and (ii) 18 months from the completion of this offering (unless extended to 21 months upon the written request of the holders of a majority of the outstanding Series B Preferred Units). Upon liquidation, holders of Holdings’ limited liability company units will be entitled to their allocable portion of our common stock held by it. The amount of our common stock distributed to a particular unit holder upon a liquidation of Holdings will be determined based upon the aggregate liquidation preference of the units held by such unit holder and the market value of our common stock at the time of liquidation. As a result, certain of its members may directly receive shares of our common stock upon Holdings’ liquidation.

(2)

Represents (i) 1,250,514 shares of our common stock issuable upon the conversion of Series D Preferred Stock held by Welsh Carson Anderson & Stowe XI, L.P., or WCAS, over which it has sole voting and investment power, (ii) 3,914 shares of our common stock issuable upon the conversion of Series D Preferred Stock held by WCAS Management Corporation, an affiliate of WCAS, over which WCAS Management Corporation has sole voting and investment power, and (iii) 4,758 shares of our common stock issuable upon the conversion of Series D Preferred Stock held by WCAS XI Co-Investors, LLC, an affiliate of WCAS, over which WCAS XI Co-Investors, LLC has sole voting and investment power. These numbers include an aggregate of 55,874 shares of common stock issuable upon the conversion of dividends of Series D Preferred Stock held by these entities that will accrue through the assumed closing date for this offering of March 25, 2015. Voting and investment decisions over the shares held by WCAS and WCAS Capital Partners IV, L.P. are made by the managing members of WCAS XI Associates LLC and WCAS CP IV Associates LLC, their respective general partners. Messrs. Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Anthony J. De Nicola, Paul B. Queally, Michael Donovan, Anthony Ecock, Eric J. Lee, D. Scott Mackesy, Jonathan M. Rather, Brian Regan, Thomas A. Scully, Christopher Solomon, Sanjay Swani, and Sean M. Traynor are managing members of WCAS XI Associates LLC and WCAS CP IV Associates LLC. Additionally,

footnotes continued on following page

Robert A. Minicucci is also a managing member of WCAS CP IV Associates LLC. These individuals may be deemed to beneficially own the shares that are, or are deemed to be, beneficially owned by WCAS Capital Partners IV, L.P. and, except for Robert A. Minicucci, WCAS. Such persons disclaim beneficial ownership of such shares. Voting and investment decisions over the shares held by WCAS Management Corporation are made by its board of directors. The board of directors of WCAS Management Corporation consists of Messrs. Russell L. Carson, Anthony J. de Nicola, Paul B. Queally and Jonathan M. Rather. These individuals may be deemed to beneficially own the shares that are, or are deemed to be, beneficially owned by WCAS Management Corporation. Such persons disclaim beneficial ownership of such shares. The address for each of WCAS, WCAS Capital Partners IV, L.P. and WCAS Management Corporation is 320 Park Avenue, Suite 2500, New York, NY 10022. The percentage of shares beneficially owned after this offering would be 16.6%, assuming the purchase of all of the shares that the entities affiliated with WCAS have indicated an interest in purchasing in this offering.

(3)

Represents (i) 664,029 shares of our common stock issuable upon the conversion of Series D Preferred Stock held by Pitango Venture Capital Fund V, L.P. and (ii) 14,543 shares of our common stock issuable upon the conversion of Series D Preferred Stock held by Pitango Venture Capital Principals Fund V, L.P. These numbers include an aggregate of 29,448 shares of common stock issuable upon the conversion of dividends on Series D Preferred Stock held by these entities that will accrue through the assumed closing date for this offering of March 25, 2015. These two limited partnerships are managed by their sole general partner, Pitango V.C. Fund V, L.P., the sole general partner of which is Pitango G.P. Capital Holdings Ltd., an Israeli company owned indirectly (through personal holding entities) by each of the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman, none of which has sole voting or investment power of our company’s shares and each of which has shared voting and investment power of such shares. The address for Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P. is Pitango Venture Capital, 540 Cowper Street, Suite 200, Palo Alto, CA 94301. The percentage of shares beneficially owned after this offering would be 8.1%, assuming the purchase of all of the shares that the entities affiliated with Pitango Venture Capital have indicated an interest in purchasing in this offering.

(4)	Represents shares issuable upon the exercise of options that will vest within 60 days of March 9, 2015.
(5)	Represents shares issuable upon the exercise of options that will vest within 60 days of March 9, 2015.
(6)	Represents shares issuable upon the exercise of options that will vest within 60 days of March 9, 2015.
(7)

Mr. Pelak, one of our directors, is a Senior Industry Executive at WCAS, but does not have voting or dispositive power over the shares of our company held by WCAS. Mr. Pelak disclaims beneficial ownership of our equity securities owned by WCAS. The address for Mr. Pelak is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(8)	Represents shares issuable upon the exercise of options that will vest within 60 days of March 9, 2015.
(9)

Mr. Harel, one of our directors, is a General Partner of the Pitango Venture Capital Group. The Pitango Venture Capital Group holds shares in our company via the following limited partnerships: Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P. These two limited partnerships are managed by their sole general partner, Pitango V.C. Fund V, L.P., the sole general partner of which is Pitango G.P. Capital Holdings Ltd., an Israeli company owned indirectly (through personal holding entities) by each of the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman, none of which has sole voting or investment power of our company’s shares and each of which has shared voting and investment power of such shares. Mr. Harel disclaims beneficial ownership of the shares owned by such funds. The address for Mr. Harel is c/o Pitango Venture Capital, 540 Cowper Street, Suite 200, Palo Alto, CA 94301.

(10)

Mr. Foley, one of our directors, is a Member of MPM BioVentures IV LLC, an entity affiliated with MPM Capital. Entities affiliated with MPM Capital own 329,935 shares of our common stock issuable upon the conversion of Series D Preferred Stock outstanding as of March 9, 2015, including 14,638 shares of common stock issuable upon the conversion of dividends on Series D Preferred Stock that will accrue through the assumed closing date of March 25, 2015. Mr. Foley disclaims beneficial ownership of our equity securities owned by these entities because he does not have dispositive voting or investment control of these shares. Mr. Foley’s address is c/o MPM 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(11)

Represents shares issuable upon the exercise of options that will vest within 60 days of March 9, 2015. Mr. LaPorte, one of our directors, is a Venture Partner at ONSET Ventures. Onset VI, L.P. owns 131,973 shares of our common stock issuable upon the conversion of Series D Preferred Stock outstanding as of March 9, 2015, including 5,855 shares of common stock issuable upon the conversion of dividends on Series D Preferred Stock that will accrue through the assumed closing date of March 25, 2015. Mr. LaPorte disclaims beneficial ownership of our equity securities owned by Onset VI, L.P. because he does not have voting or investment power of these shares.

(12)

Mr. Queally, one of our directors, is a General Partner and the Co-President of WCAS. Mr. Queally disclaims beneficial ownership of our equity securities owned by WCAS because he does not have voting or investment power over these shares. The address for Mr. Queally is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(13)

Mr. Ryan, one of our directors, is a Partner at ONSET Ventures. Onset VI, L.P. owns 131,973 shares of our common stock issuable upon the conversion of Series D Preferred Stock outstanding as of February 20, 2015, including 5,855 shares of common stock issuable upon the conversion of dividends on Series D Preferred Stock that will accrue through the assumed closing date of March 25, 2015. Mr. Ryan disclaims beneficial ownership of our equity securities owned by Onset VI, L.P. because he does not have voting or investment power of these shares. Mr. Ryan’s address is c/o ONSET Ventures, 2490 Sand Hill Road, Menlo Park, CA 94025.

(14)

Mr. Traynor, one of our directors, is a General Partner and Investment Professional at WCAS. Mr. Traynor disclaims beneficial ownership of our equity securities owned by WCAS because he does not have voting or investment power over these shares. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(15)	Represents shares issuable upon the exercise of options that will vest within 60 days of March 9, 2015.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and restated bylaws that will become effective upon the closing of this offering, our outstanding warrants, the Investors’ Rights Agreement and of the General Corporation Law of the State of Delaware, or DGCL. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, restated bylaws, warrants and the Investors’ Rights Agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.

As of March 9, 2015, we had 6,923,076 shares of our common stock outstanding held of record by a single holder, Holdings, and 4,585,000 shares of our Series D Preferred Stock outstanding. Assuming a closing date of this offering of and accruing dividends through March 25, 2015, the Series D Preferred Stock will automatically into an aggregate of 3,685,649 shares of our common stock as of such date.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of March 9, 2015, our outstanding options to purchase common stock consisted of options to purchase 1,167,796 shares of our common stock under our 2014 Incentive Compensation Plan.

Warrants

In March and August 2008, in connection with our Series B Preferred Stock financing, we issued warrants to investors which were immediately exercisable for 1,698,726 shares of our Series B Preferred Stock at an exercise price of $1.21286 per share. In connection with the 2014 Reorganization, these warrants were converted into equivalent securities of Holdings and, as a result, are no longer outstanding.

In June 2013, in connection with entering into the Term Loan, we issued warrants to Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II, L.P. which were immediately exercisable for 3,588,870 shares of our common stock at an exercise price of $0.01 per share. In connection with the 2014 Reorganization, these warrants were cancelled. As a result of the Series D Financing, on August 5, 2014, December 8, 2014 and February 28, 2015, we issued Capital Royalty Partners warrants to purchase 152,821, 24,526 and 1,802 shares of our common stock, respectively, in each case exercisable at $0.013 per share. Also on February 28, 2015 we issued warrants to purchase 3,750 shares of our Series D Preferred Stock exercisable at $10.00 per share. If unexercised upon the closing of this offering, the warrants automatically terminate pursuant to their terms. We will issue 179,377 shares of common stock upon the net exercise of these warrants, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering.

Accordingly, following the closing of this offering, there will be no outstanding warrants.

Registration Rights

Upon the closing of this offering, pursuant to the Investors’ Rights Agreement, holders of 10,608,725 shares of our common stock or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to the Investors’ Rights Agreement. If exercised, these registration rights would enable holders to transfer these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Subject to the 180-day lock-up restrictions described elsewhere in this prospectus, following the closing of this offering, Holdings, or a holders of a majority of our common stock issued upon the conversion of our Series D Preferred Stock, may request in writing that we effect a resale registration under the Securities Act with respect to all or part of our common stock held by them, subject to certain exceptions. If Holdings is liquidated and its registrable securities are distributed to its members, then Holdings’ registration rights under the Investors’ Rights Agreement inure to the benefit of the pre-liquidation holders of Holdings’ Series B Preferred Units and Series C Preferred Units (the holders of our

Series B Preferred Stock and Series C Preferred Stock, respectively, prior to the 2014 Reorganization). If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any of our stock or other securities under the Securities Act, subject to certain exceptions, the holders of registrable securities under the Investors’ Rights Agreement will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, Holdings or the holders of at least 20% of the registrable securities underlying our Series D Preferred Stock may request that we file a resale registration statement on Form S-3 with respect to their registrable securities provided the aggregate price to the public in the offering would be at least $5.0 million.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue sky fees and expenses.

Termination of Registration Rights

The registration rights will continue for five years following the completion of this offering, or for any particular stockholder holding registrable securities, the earlier of the time the stockholder can sell all of its registrable securities in compliance with Rule 144 under the Securities Act in a 90-day period.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our amended and restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “VLRX.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 15,788,102 shares of common stock, assuming the issuance of 5,000,000 shares of common stock offered by us in this offering, the automatic conversion of all outstanding shares of our preferred stock, including accrued dividends thereon, into 3,685,649 shares of our common stock, assuming a closing date for this offering of March 25, 2015, and the issuance of 179,377 shares of common stock upon the net exercise of all outstanding warrants, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering, and no exercise of options after December 31, 2014. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 10,788,102 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately 10,788,102 shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the 1,161,308 shares of our common stock that were subject to stock options outstanding as of December 31, 2014, no options to purchase shares of common stock were vested as of December 31, 2014.

Lock-up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of Piper Jaffray & Co. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 158,000 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 10,608,725 shares of common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our preferred stock upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty between the United States and the holder’s country of residence).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN, W-8BEN-E or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS (or in the case of an institution organized in a jurisdiction that has an intergovernmental agreement with the United States implementing FATCA, such institution complies with the requirements of such agreement).

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
Leerink Partners LLC
Oppenheimer & Co. Inc.

Total	5,000,000

The underwriters have advised us that they propose to offer the shares to the public at $        per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $        per share. The underwriters may allow and the dealers may reallow a concession of not more than $        per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 750,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

At our request, the underwriters have reserved up to 250,000 shares of common stock, or approximately 5% of the shares being offered by this prospectus (excluding the additional shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase shares), for sale at the initial public offering price to certain of our officers, directors and employees and certain other persons associated with us, as designated by us. The sales will be made by Piper Jaffray & Co. through a directed share program. The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify Piper Jaffray & Co. and the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have agreed to reimburse the underwriters for certain expenses in an amount up to $40,000. We have granted Piper Jaffray & Co. a right to participate in future offerings. This right is deemed to constitute 1% in underwriting compensation for this offering.

We and each of our directors and executive officers and substantially all of our stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray & Co. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans and (3) certain other exceptions.

Prior to the offering, there has been no established trading market for common stock. The initial public offering price for the shares of common stock by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ Global Market, or NASDAQ, or otherwise and, if commenced, may be discontinued at any time.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

•	the transaction does not require a prospectus to be submitted for approval to the AMF;

•

persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

•

the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

The consolidated financial statements of Valeritas, Inc. as of December 31, 2013 and 2014, and for each of the years in the two-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2014 consolidated financial statements contains an explanatory paragraph that states that our recurring losses and negative cash flows from operations and our net capital deficiency raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

VALERITAS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Valeritas, Inc.:

We have audited the accompanying consolidated balance sheets of Valeritas, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity/(deficit), and cash flows for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valeritas, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

February 23, 2015, except for note 16, which is as of March 9, 2015

VALERITAS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		December 31, 2014 Pro Forma
	2013	2014
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$31,014	$20,944	$23,745
Accounts receivable	1,811	2,677	2,677
Other receivables	158	310	310
Inventories (note 6)	15,558	8,705	8,705
Deferred cost of goods sold	1,270	813	813
Deferred initial public offering costs	—	1,965	1,965
Prepaid expense and other current assets	591	833	833

Total current assets	50,402	36,247	39,048
Property and equipment, net (note 7)	11,336	12,784	12,784
Other assets	353	324	324

Total assets	$62,091	$49,355	$52,156

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Current portion of long-term debt (note 5)	$199	$52,845	$52,845
Current portion of capital lease obligation (note 15)	—	153	153
Accounts payable	2,516	4,076	4,076
Accrued expense and other current liabilities (note 8)	6,670	7,701	7,701
Deferred revenue	1,270	1,632	1,632

Total current liabilities	10,655	66,407	66,407
Long-term debt, less current portion (note 5)	50,964	—	—
Capital lease obligation, less current portion (note 15)	—	26	26
Deferred rent liability	240	198	198
Derivative liabilities (note 14)	1,245	443	443

Total liabilities	63,104	67,074	67,074

Commitments and contingencies (note 15)
Stockholders’ equity/(deficit)
Convertible preferred stock:
Series D preferred stock, $0.00001 par value, 6,000,000 shares authorized; no shares issued and outstanding at December 31, 2013 and 4,304,878 issued and outstanding at December 31, 2014; (aggregate liquidation value of $44,255 at December 31, 2014)	—	43,049	—
Series C preferred stock, $0.00001 par value, 154,854,367 and 0 shares authorized at December 31, 2013 and 2014, respectively; 105,267,393 and 0 shares issued and outstanding at December 31, 2013 and 2014, respectively; (aggregate liquidation value of $173,068 and $0 at December 31, 2013 and 2014, respectively)	150,988	—	—
Series C-1 preferred stock, $0.00001 par value per share, 77,997,380 shares authorized at December 31, 2013 and 0 shares authorized at December 31, 2014; no shares issued and outstanding at December 31, 2013 or 2014, respectively; (aggregate liquidation value of $0 at December 31, 2013 and 2014, respectively)	—	—	—
Series C-2 preferred stock, $0.00001 par value, 77,602,296 and 0 shares authorized at December 31, 2013 and 2014, respectively; 121,951 and 0 shares issued and outstanding at December 31, 2013 and 2014, respectively; (aggregate liquidation value of $210 and $0 at December 31, 2013 and 2014, respectively)	175	—	—
Series B preferred stock, $0.00001 par value, 85,386,945 and 0 shares authorized at December 31, 2013 and 2014, respectively; 68,483,119 and 0 shares issued and outstanding at December 31, 2013 and 2014, respectively; (aggregate liquidation value of $91,032 and $0 at December 31, 2013 and 2014, respectively)	83,060	—	—
Series A preferred stock, $0.00001 par value, 9,550,002 and 0 shares authorized at December 31, 2013 and 2014, respectively; 9,550,002 and 0 shares issued and outstanding at December 31, 2013 and 2014, respectively; (aggregate liquidation value of $11,583 and $0 at December 31, 2013 and 2014, respectively)	11,310	—	—
Common stock, $0.00001 par value, 355,384,615 and 38,461,538 shares authorized at December 31, 2013 and 2014, respectively; 635,374, and 6,923,076 shares issued and outstanding at December 31, 2013 and 2014, respectively; 10,788,102 shares issued and outstanding, pro forma (unaudited)	—	—	108
Additional paid-in capital	(1,441)	249,909	295,651
Accumulated deficit	(245,105)	(310,677)	(310,677)

Total stockholders’ equity/(deficit)	(1,013)	(17,719)	14,918

Total liabilities and stockholders’ equity/(deficit)	$62,091	$49,355	$52,156

See accompanying notes to consolidated financial statements.

VALERITAS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2013	2014
Revenue	$6,166	$13,493
Cost of goods sold	18,175	17,773

Gross margin	(12,009)	(4,280)

Operating expense:
Research and development	6,740	6,265
Selling, general and administrative	56,671	48,488
Restructuring (note 12)	9,399	—

Total operating expense	72,810	54,753

Operating loss	(84,819)	(59,033)

Other income (expense), net:
Interest income	12	3
Interest expense	(3,171)	(7,545)
Change in fair value of prepayment features	62	802
Other expense	(394)	—
Other income	713	201

Total other income (expense), net	(2,778)	(6,539)

Net loss	$(87,597)	$(65,572)

Net loss attributable to common stockholders	$(104,205)	$(74,937)

Net loss per share of common stock, basic and diluted (note 4)	$(164.38)	$(18.90)

Weighted average common shares outstanding—basic and diluted	633,926	3,964,464

Pro forma net loss	$(87,597)	$(65,572)

Pro forma net loss per share of common stock, basic and diluted (note 4) (unaudited)	$(0.55)	$(8.90)

Pro forma weighted average common shares outstanding—basic and diluted (note 4) (unaudited)	158,600,868	7,368,671

See accompanying notes to consolidated financial statements.

VALERITAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in capital	Accumulated Deficit	Total stockholders’ equity/(deficit)
	Shares	Amount	Shares	Amount
Balance—December 31, 2012	183,422,465	245,533	628,836	—	(6,728)	(157,508)	81,297
Warrants issued in connection with senior secured debt	—	—	—	—	3,267	—	3,267
Share-based compensation expense	—	—	—	—	2,017	—	2,017
Exercise of common stock options	—	—	6,538	—	3	—	3
Net loss	—	—	—	—	—	(87,597)	(87,597)

Balance—December 31, 2013	183,422,465	245,533	635,374	—	(1,441)	(245,105)	(1,013)
Exercise of common stock options	—	—	98,089	—	38	—	38
Share-based compensation expense	—	—	—	—	4,786	—	4,786
Warrants issued in connection with senior secured debt	—	—	—	—	1,728	—	1,728
Retirement of preferred and common stock in connection with Valeritas Holdings merger (note 2)	(183,422,465)	(245,533)	(733,463)	—	245,533	—	—
Issuance of common stock in connection with Valeritas Holdings merger (note 2)	—	—	6,923,076	—	—	—	—
Sales of Series D Preferred Stock in June 2014, net of expense (note 2)	2,195,122	21,951	—	—	(475)	—	21,476
Sales of Series D Preferred Stock in July 2014, net of expense (note 2)	548,780	5,488	—	—	(222)	—	5,266
Sales of Series D Preferred Stock in December 2014, net of expense (note 2)	1,560,976	15,610	—	—	(38)	—	15,572
Net loss	—	—	—	—	—	(65,572)	(65,572)

Balance—December 31, 2014	4,304,878	$43,049	6,923,076	$—	$249,909	$(310,677)	$(17,719)

See accompanying notes to consolidated financial statements.

VALERITAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2014
Operating activities
Net loss	$(87,597)	$(65,572)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	1,187	1,422
Amortization of financing costs	416	1,149
Noncash interest expense	1,050	2,491
Impairment of long-lived assets	5,197	—
Share-based compensation expense	2,017	4,786
Decrease in fair value of mandatory prepayment features	(62)	(802)
Other noncash	(713)	(17)
Changes in:
Accounts receivable	(1,427)	(866)
Other receivables	(109)	(152)
Inventories	(5,349)	6,853
Deferred cost of goods sold	(860)	457
Prepaid expense and other current assets	188	(243)
Other assets	(183)	27
Accounts payable	(716)	1,084
Accrued expense	855	1,047
Deferred revenue	860	363
Deferred rent liability	1	(42)

Net cash used in operating activities	(85,245)	(48,015)

Investing activities
Purchases of short-term investments	(7,762)	—
Sale and maturities of short-term investments	7,840	—
Acquisition of property and equipment	(6,898)	(2,495)

Net cash used in investing activities	(6,820)	(2,495)

Financing activities
Proceeds from debt	49,500	—
Repayment of debt	(444)	(199)
Repayment of capital lease	—	(153)
Proceeds from issuance of Series D Preferred Stock	—	43,049
Preferred stock issuance costs	—	(735)
IPO related costs	—	(1,560)
Proceeds from exercise of stock options and stock warrants	3	38

Net cash provided by financing activities	49,059	40,440

Net decrease in cash and cash equivalents	(43,006)	(10,070)
Cash and cash equivalents—beginning of period	74,020	31,014

Cash and cash equivalents—end of period	$31,014	$20,944

Supplemental disclosures of cash flow information
Interest paid	$1,682	$3,898

Noncash investing and financing transactions
Accrued property and equipment additions	$181	$71
Accrued offering costs	—	405
Warrants issued creating debt discount	3,267	1,728

See accompanying notes to consolidated financial statements.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1.	NATURE OF OPERATIONS, ORGANIZATION AND LIQUIDITY

Nature of Operations

Valeritas, Inc. (formerly Valeritas, LLC) (Valeritas or the Company), was incorporated in the state of Delaware on December 27, 2007 when it changed its organization form and name from Valeritas, LLC, which was formed on August 2, 2006. The Company is engaged in developing innovative technologies to improve the health and quality of life of people with Type 2 diabetes. In December 2010, the FDA cleared the V-Go Disposable Insulin Delivery Device (V-Go) for certain uses.

Principles of Consolidation

The consolidated financial statements reflect the operations of Valeritas, Inc. and its subsidiary, Valeritas Security Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet and Loss per Share Information

The unaudited pro forma consolidated balance sheet information as of December 31, 2014 assumes the conversion of all outstanding shares of convertible preferred stock into shares of the Company’s common stock, assuming an initial public offering, or IPO, price of $15.00 per common share (the mid-point of the price range set forth on the cover of this prospectus). The pro forma consolidated balance sheet was prepared as though the completion of the IPO contemplated by this prospectus had occurred on December 31, 2014. Shares of common stock issued in such IPO and any related net proceeds are excluded from the pro forma information.

Unaudited pro forma loss per share applicable to common stockholders is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all the outstanding convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later.

Liquidity

The Company has generated substantial operating losses to date and is subject to a number of risks similar to those of early stage companies, including dependence on key individuals, the difficulties inherent in the development of commercially usable products, the potential need to obtain additional capital necessary to fund the development of its products, and competition from larger companies. The Company has incurred losses each year since inception and has experienced negative cash flows from operations in each year since inception. As of December 31, 2013 and 2014, the Company had an accumulated deficit of $245,105 and $310,677, respectively, and intends to continue efforts to commercialize products in order to generate future revenue.

The Company is actively pursuing additional sources of financing to fund its operations, including scheduled obligations, working capital and capital equipment requirements. These sources could include an IPO of the Company’s common stock, or additional issuances of debt or equity to new or existing investors. The uncertainty surrounding the Company’s ability to consummate such transactions raise substantial doubt regarding the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared with the assumption that the Company will continue as a going concern and will be able to realize its assets and discharge its liabilities in the normal

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

2.	RECENT EVENTS

Merger with Valeritas Holdings, LLC.

During the second quarter of 2014, the Company consummated a series of transactions designed to facilitate future capital raising by simplifying its capitalization. On June 19, 2014, Valeritas Merger Sub, Inc., a Delaware corporation, and a direct, wholly owned subsidiary of Valeritas Holdings, LLC, a Delaware limited liability company, or Holdings, merged with and into the Company (the 2014 Reorganization). Prior to the 2014 Reorganization, Holdings was the Company’s direct wholly owned subsidiary. Valeritas survived the 2014 Reorganization as a direct, wholly owned subsidiary of Holdings. In connection with the 2014 Reorganization, all of the pre-merger holders of the Company’s Series A, B, C, C-1 and C-2 preferred stock, common stock, options to purchase common stock and preferred stock warrants converted their securities into preferentially equivalent units in Holdings, and the Company issued 6,923,076 shares of common stock to Holdings. Additionally, in connection with the 2014 Reorganization, warrants to purchase 3,588,870 shares of the Company’s common stock held by Capital Royalty Partners were cancelled. As a result of the Series D Financing discussed below, on August 5 and December 8, 2014 the Company issued Capital Royalty Partners warrants to purchase 152,821 and 24,526, respectively, shares of Valeritas, Inc. common stock exercisable at $0.013 per share. Immediately following the 2014 Reorganization, the Company’s issued and outstanding capital stock solely consisted of 6,923,076 shares of common stock held by Holdings.

Pursuant to Holdings’ Amended and Restated Limited Liability Company Agreement, Holdings will liquidate upon the earlier of the affirmative vote by five of the seven members of Holdings’ board of managers or 18 months from the completion of a public stock offering by the Company (unless extended to 21 months upon the written request of the holders of a majority of the outstanding Series B Preferred Units). Upon liquidation, holders of Holdings’ limited liability company units will be entitled to an allocable portion of Valeritas, Inc. common stock held by Holdings. The amount of Valeritas, Inc. common stock distributed to a particular unit holder upon a liquidation of Holdings will be determined based upon the aggregate liquidation preference of the units held by such unit holder and the market value of Valeritas, Inc. common stock at the time of liquidation. As a result, certain Holdings members may directly receive shares of Valeritas, Inc. common stock upon a liquidation of Holdings.

Series D Financing

Following the 2014 Reorganization, the Company entered into a preferred stock purchase and sale agreement for the private placement of up to 4,500,000 shares of the Company’s Series D Preferred Stock, or the Series D Financing. The Company closed the sale of the first 2,195,122 shares of Series D Preferred Stock on June 23, 2014 for gross proceeds of $22.0 million and the sale of an additional 548,780 shares on July 9, 2014 for gross proceeds of $5.4 million. The Company closed the sale of an additional 1,560,976 shares of Series D Preferred Stock on December 8, 2014 for gross proceeds of $15.6 million.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the period. Actual results could differ from those estimates.

Basis of presentation

The Company has reclassified certain prior-period amounts to conform to the current-period presentation.

Deferred offering costs

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the IPO, have been capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (CODM) or decision-making group in making decisions regarding resource allocation and assessing performance. The Company generates its revenue and has employees only in the United States and views its operations as one operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding resource allocations and assessing performance. The Company owns assets in Asia that are utilized by its contract manufacturer (CMO) in the manufacture of the Company’s products.

Geographic information for property and equipment, net of accumulated depreciation at December 31, 2013 and 2014 is as follows:

	December 31,
	2013	2014
North America	$3,265	$2,802
Asia	8,071	9,982

Total property and equipment, net	$11,336	$12,784

Cash and cash equivalents

The Company considers investments and interest-bearing deposits with original maturities of three months or less to be cash equivalents. At December 31, 2013 and 2014, there was $385 and $1,092, respectively, on deposit at banks in excess of Federal Deposit Insurance Corporation (FDIC) insured limits and $29,877 and $19,075, respectively, in a U.S. Treasury money market fund and U.S. government Agency notes that are not federally insured. No losses have been experienced on such bank deposits, money market fund or notes. The Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Revenue recognition

The Company’s revenue is generated from V-Go sales in the United States to third-party wholesalers and medical supply distributors that, in turn, sell this product to retail pharmacies or directly to patients with diabetes.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and title passed, the price is fixed or determinable, and collectability is reasonably assured. These criteria are applied as follows:

•	The evidence of an arrangement generally consists of contractual arrangements with third-party wholesalers and medical supply distributor customers.

•	Transfer of title and risk and rewards of ownership are passed upon shipment of product to distributors or upon delivery to patients.

•

The selling prices are fixed and agreed upon based on the contracts with distributors, the customer and contracted insurance payors, if applicable. For sales to customers associated with insurance providers with whom the Company does not have a contract, the Company recognizes revenue upon collection of cash, at which time the price is determinable. Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period the related sales are recorded.

•	The Company considers the overall creditworthiness and payment history of the distributor, customer and the contracted payor in concluding whether collectability is reasonably assured.

The Company has entered into agreements with wholesalers, distributors and third-party payors throughout the United States. These agreements may include provisions allowing for product discounts and rebates payable by us to third party payors upon dispensing V-Go to patients. Additionally, these agreements customarily provide such wholesalers and distributors with rights to return purchased products within a specific timeframe, as well as prior to such timeframe if the product is damaged in the normal course of business. Subject to certain restrictions, the Company’s wholesaler and distributor customers can return purchased product during a period that begins six months prior to V-Go’s expiration date and ends one year after the expiration date. The V-Go expiration date is determined by adding 36 months to the date of manufacture. Additionally, returns are no longer honored after delivery to the patient.

The Company is currently unable to reasonably estimate future returns due to lack of sufficient historical return data for V-Go. Accordingly, it invoices customers, records deferred revenue at gross invoice sales price less estimated cash discounts and distribution fees, and records a related deferred cost of goods sold. The Company defers recognition of revenue and the related cost of goods sold on shipments of V-Go until the product has been distributed to patients based on an analysis of third-party information. When the Company believes there is sufficient historical data to develop reasonable estimates of expected returns based upon historical returns, it plans to recognize product sales upon shipment to customers.

Major Customers and Concentration of Credit Risk

As discussed above, the Company ships product to third-party wholesalers and medical supply distributors that, in turn, sell this product to retail pharmacies or directly to patients with diabetes. Upon shipment, the Company records deferred revenue and a related receivable.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Estimated revenue from significant customers as a percentage of the Company’s consolidated revenue was as follows:

	Year Ended December 31,
	2013	2014
Customer 1	37.4%	35.7%
Customer 2	30.1%	26.8%
Customer 3	22.5%	25.9%

The Company’s three largest customers accounted for receivables in excess of ten percent of gross accounts receivable at December 31, 2013 and 2014:

	December 31,
	2013	2014
Customer 1	36.3%	32.1%
Customer 2	17.4%	30.1%
Customer 3	26.3%	25.0%

The Company believes that these customers are of high credit quality and that the Company is not subject to unusual risk with respect to such customers, and generally does not require collateral. The Company does not maintain an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable as all receivables due are current and the Company has not had any instances of being unable to collect the accounts receivable.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash, cash equivalents and accounts receivable. The Company’s cash and cash equivalents are on deposit at financial institutions and, at times, exceed the FDIC insured limits. The Company believes that the financial institutions are of high credit quality and that the Company is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Inventories

Inventories consists of raw materials, work in process and finished goods, which are valued at the lower of cost or market. Cost is determined on a first in, first out, or FIFO, basis and includes material costs, labor and applicable overhead. The Company reviews its inventory for excess or obsolescence and writes down inventory that has no alternative uses to its net realizable value.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are expensed when incurred.

Warrants

The Company has issued warrants in connection with financing arrangements. Warrants that do not qualify to be recorded as permanent equity are recorded as liabilities at their fair value using the Black-

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Scholes option pricing model. Warrants that do qualify to be recorded as permanent equity are recorded based on the relative fair value of the instrument using the Black-Scholes option-pricing model. The relative fair value of the warrants is recorded in additional paid-in capital and as a debt discount. The debt discount is amortized over the life of the loan.

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition and measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are included in income tax expense.

Research and development expenses

Research and development expenses are expensed as incurred and are primarily comprised of the following types of costs incurred in performing research and development activities:

•	manufacturing costs, including the qualification of new manufacturing lines;

•	contract services;

•	salaries and benefits; and

•	overhead and occupancy costs.

Advertising

Advertising costs, which include promotional expenses, are included in selling, general and administrative expenses in the consolidated statements of operations and are expensed as incurred. Advertising expenses were $16.3 million and $11.6 million for the years ended December 31, 2013 and 2014, respectively.

Impairment of long-lived assets

Long-lived tangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived tangible assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, the impairment to be recognized is measured by determining the amount by which the carrying amount exceeds the fair value of the asset. Fair value may be determined using appraisals, management estimates and discounted cash flow calculations. During the year ended December 31, 2013, the Company incurred asset impairment charges of $5.2 million primarily related to cost-saving restructuring initiatives implemented during the year (See note 12).

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Share-based compensation

The Company measures the cost of awards of equity instruments based on the grant date fair value of the awards. That cost is recognized on a straight-line basis over the period during which the employee is required to provide service in exchange for the entire award.

The fair value of stock options on the date of grant is calculated using the Black-Scholes option pricing model, based on key assumptions such as the fair value of common stock, expected volatility and expected term. The Company’s estimates of these important assumptions are primarily based on third-party valuations, historical data, peer company data and the judgment of management regarding future trends and other factors.

Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these is dilutive.

4.	EARNINGS (LOSS) PER SHARE

The following table summarizes the computation of basic and diluted net loss per share of common stock of the Company for the years ended December 31, 2013 and 2014 (in thousands, except share and per share data):

	Year Ended December 31,
	2013	2014
Net loss	$(87,597)	$(65,572)
Preferred dividends	(16,608)	(9,365)

Net loss attributable to common stockholders—basic and diluted	$(104,205)	$(74,937)

Weighted average common shares outstanding—basic and diluted	633,926	3,964,464

Net loss per common share attributable to common stockholders:
Basic and diluted	$(164.38)	$(18.90)

The Company has reported a net loss for all periods presented. Potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding, because such securities would have had an antidilutive impact on net loss per share of common stock.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding for the respective periods below:

	Year Ended December 31,
	2013	2014
Convertible preferred stock (Series A)	9,550,002	—
Convertible preferred stock (Series B) and accrued dividends payable in preferred B shares	75,055,618	—
Convertible preferred stock (Series C) and accrued dividends payable in preferred C shares	120,629,453	—
Convertible preferred stock (Series C-2)	121,951	—
Convertible preferred stock (Series D) and accrued dividends payable in preferred D shares	—	4,425,469
Warrants for preferred stock (Series B)	1,698,726	—
Warrants for common stock	3,588,870	177,347
Options to purchase common stock	22,208,215	1,161,308

The unaudited pro forma basic and diluted loss per share attributable to common stockholders for the years ended December 31, 2013 and 2014 give effect to the assumed conversion of all shares of convertible preferred stock upon an initial public offering by treating all shares of convertible preferred stock as if they had been converted to common stock in all periods in which such shares were outstanding. The Company believes that all predetermined conditions will be met for automatic conversion for those shares of convertible preferred stock that automatically convert upon an initial public offering. For those shares of convertible preferred stock that do not automatically convert upon an initial public offering, the Company believes conversion will occur through the receipt of the consent of the requisite holders of such convertible preferred stock. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share attributable to common stockholders calculations. As the Company incurred net losses for the year ended December 31, 2013 and 2014, there is no income allocation required under the two-class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share attributable to common stockholders.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Pro forma basic and diluted loss per share attributable to common stockholders are computed as follows (in thousands, except share and per share data):

	Year Ended December 31,
	2013	2014
	(Unaudited)
Net loss attributable to common stockholders—basic and diluted	$(104,205)	$(74,937)
Add: accrued dividends	16,608	9,365

Proforma net loss attributable to common stockholders—basic and diluted	$(87,597)	$(65,572)

Weighted average common shares outstanding—basic and diluted	633,926	3,964,464
Add: adjustment to reflect assumed conversion of convertible preferred stock	157,966,942	3,404,207

Pro forma weighted average common shares outstanding—basic and diluted	158,600,868	7,368,671

Pro forma net loss per share of common stock—basic and diluted	$(0.55)	$(8.90)

5.	DEBT

At December 31, 2013 and 2014, the Company had the following debt outstanding (in thousands):

	December 31,
	2013	2014
Senior secured debt, net	45,929	45,209
Payment-in-kind (PIK) interest	678	2,495

Total senior secured debt, net	46,607	47,704

Other note payable, net	3,985	4,095
Payment-in-kind (PIK) interest	372	1,046

Total other note payable, net	4,357	5,141

Senior subordinated note payable, current	$199	$—

Total debt	$51,163	$52,845

Total debt, short-term	$199	$52,845

Total debt, long-term	$50,964	$—

Presentation

The Senior Secured Debt contains a minimum revenue covenant for 2014 of $25 million which the Company did not meet. Due to that covenant failure and an associated cross-default covenant in the Other note payable that refers to defaults on other debt instruments held by the Company, both debt balances are being presented as short-term debt in the Company’s consolidated balance sheet at December 31, 2014. The Company has cure options for the defaults as described below.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Senior Secured Debt

On May 23, 2013, the Company entered into a term loan agreement with Capital Royalty Partners (the Term Loan) for a total of up to $100 million in potential borrowings, structured as a senior secured loan with a six year term. The agreement provides for the issuance of notes in three separate tranches. The Term Loan bears interest at 11% per annum and compounds annually. Until the third anniversary of the Term Loan, the Company has the option to pay quarterly interest of 7.5% in cash and 3.5% paid-in-kind, or PIK, interest, which is added to the aggregate principal amount of the loan on the last day of each quarter. The first tranche was for $50 million and was drawn on August 15, 2013. The second and third tranches were for $25 million each and could be drawn after reaching revenue milestones of $6 million and $15 million over the three consecutive months prior to March 31, 2014 and September 30, 2014, respectively. The Company did not meet the revenue thresholds for the second and third tranches.

In addition, the Term Loan contains a minimum revenue covenant for 2014 of $25 million which the Company did not meet. The agreement requires the Company to repay the Term Loan principal in an amount that is equal to two times the revenue shortfall, or $23 million, by April 30, 2015 using proceeds from either newly obtained subordinated debt or an equity financing. In conjunction with the 2014 Reorganization and Series D Financing (see note 2), the Company and Capital Royalty Partners entered into an agreement amending the Term Loan to provide for conditional waivers of the agreement’s financial covenants, including the minimum revenue covenant for 2014, which would be waived and a prior breach cured if the Company consummates an initial public offering with net proceeds to the Company of at least $40 million by March 31, 2015. In addition, the 2015 minimum revenue covenant was lowered to $20 million.

Absent a change in control (see discussion below), the outstanding principal and accrued PIK interest will be repaid in twelve quarterly installments during the final three years of the term. Additionally, the Term Loan contains a minimum cash balance covenant which requires the Company to maintain a balance of at least $2.0 million in cash and cash equivalents at all times.

At the agreement date, 3,588,870 warrants for the purchase of common stock were issued at an exercise price of $0.013. The warrants issued in conjunction with the drawdown of the Term Loan were deemed to be permanent equity. The Company recorded the loan net of an original issuance discount of $3,267, which was the calculated value of the issued warrants. During June 2014, and in connection with the 2014 Reorganization, these warrants were cancelled in conjunction with a pledge by the Company to issue new warrants in the Company’s common stock post 2014 Reorganization (see note 2). On August 5 and December 8, 2014, the Company issued Capital Royalty Partners new warrants to purchase 152,821 and 24,526 shares, respectively, of common stock exercisable at $0.013 per share. The incremental fair value of the new warrants in relation to the cancelled warrants was $1,729 and has been treated as an additional debt discount. The total discount is being amortized over the term of the loan using the effective interest method and was $3,035 and $3,944 at December 31, 2013 and 2014, respectively.

The Company recorded the loan net of deferred financing costs paid directly to the creditor (and therefore treated as a discount to the debt) of $500 relating to the lender finance fee of 1%. The discount related to the issuance costs is being amortized over the term of the loan using the effective interest method and was $468 and $383 at December 31, 2013 and 2014, respectively.

Upon a change in control or certain asset sales, the Capital Royalty Partners loan must be prepaid in an amount equal to the outstanding principal balance plus accrued and unpaid interest, taking into account

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

a prepayment premium that starts at 5% of the balance and decreases to 0% over time. The Company determined that the prepayment feature qualified as an embedded derivative requiring bifurcation from the debt. The derivative was initially valued at $607 and recorded as a long term liability within “derivative liabilities” in the Company’s consolidated balance sheet with a corresponding discount on the note. The fair value of the derivative liability was $595 and $387 at December 31, 2013 and 2014, respectively. The change in fair value of $12 and $208 for the years ended December 31, 2013 and 2014, respectively, was recorded to “change in fair value of prepayment features” in the Company’s consolidated statement of operations. Refer to Note 14 for further details on fair value measurements. The original issue discount for the prepayment feature is being amortized over the term of the loan using the effective interest method and was $568 and $464 as of December 31, 2013 and 2014, respectively.

Other Note Payable

In 2011, concurrent with the issuance of Series C Preferred Stock, the Company issued a Senior Subordinated Note Payable to WCAS Capital Partners IV, L.P. in the principal amount of $5.0 million (WCAS Note). The WCAS Note originally bore interest at 10% per annum, which was paid semi-annually, and its principal is due in September 2021. The Company may pay off the WCAS Note at any time without penalty. The Company recorded the WCAS Notes net of an original issue discount of $560, equal to the fair value of the shares of Series C Preferred Stock issued to WCAS concurrent with the financing. The original issue discount on the WCAS Note is being amortized over the term of the loan using the effective interest method and was $477 and $437 as of December 31, 2013 and 2014, respectively.

Upon a change in control, the WCAS Note must be prepaid in an amount equal to the outstanding principal balance plus accrued and unpaid interest. The Company determined that the prepayment feature qualified as an embedded derivative requiring bifurcation from the debt. The derivative was initially valued at $700 and recorded as a long term liability within “derivative liabilities” in the Company’s consolidated balance sheet with a corresponding discount on the WCAS Note. The fair value of the derivative liability was $650 and $56 as of December 31, 2013 and 2014, respectively. The change in fair value of $50 and $594 for the year ended December 31, 2013 and 2014, respectively, was recorded to “change in fair value of prepayment features” in the Company’s consolidated statement of operations. Refer to Note 14 for further details on fair value measurements. The original issue discount for the prepayment feature is being amortized over the term of the loan using the effective interest method and was $538 and $468 as of December 31, 2013 and 2014, respectively.

On May 23, 2013, the WCAS Note was amended such that the note now bears interest at 12% but is accrued solely as compounded PIK interest, added to the aggregate principal amount of the loan semi-annually. The outstanding principal amount and accrued PIK interest is due September 2021.

Senior Subordinated Note Payable

On January 12, 2007, the Company and Massachusetts Development Finance Agency (Mass Development) entered into an agreement to lend the Company $2,500 at an interest rate of 7.25% to finance the purchase of new manufacturing equipment for the Company’s research, development and manufacturing facility in Shrewsbury, Massachusetts. The term of the loan was seven years starting from the initial funding date (May 2007). A security interest was granted to Mass Development in the manufacturing equipment and the loan contains certain nonfinancial covenants. The note was fully repaid in April 2013 and the security interest was released.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The annual debt repayment requirements as of December 31, 2014 are as follows:

Year ending December 31:
2015	$52,845

Total	$52,845

6.	INVENTORY

Inventory at December 31, 2013 and 2014 consists of:

	December 31,
	2013	2014
Raw materials	$4,568	$1,908
Work in process	4,102	3,030
Finished goods	6,888	3,767

Total	$15,558	$8,705

7.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013 and 2014:

		December 31,
	Useful lives	2013	2014
Machinery and equipment	5-10	$5,868	$9,518
Computers and software	3	1,290	1,285
Leasehold improvements	6-10	181	181
Office equipment	5	89	89
Furniture and fixtures	5	206	206
Construction in process		5,874	5,078

Total		13,508	16,357

Accumulated depreciation		(2,172)	(3,573)

Property and equipment, net		$11,336	$12,784

Depreciation and amortization expense for the years ended December 31, 2013 and 2014 was $1,187 and $1,422 respectively.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

8.	ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

At December 31, 2013 and 2014, the Company’s accrued expenses and other current liabilities consisted of the following:

	December 31,
	2013	2014
Compensation	$2,949	$3,728
Marketing services	1,251	1,277
Copay card	569	1,235
Professional fees	465	643
Franchise taxes	429	415
Travel expenses	356	269
Manufacturing overhead	141	86
Other accruals	510	48

Total	$6,670	$7,701

9.	RELATED PARTIES

On September 8, 2011, the Company entered into a Management Services Agreement with Welsh, Carson, Anderson & Stowe XI, L.P., a Series D Preferred shareholder. Certain affiliates of Welsh Carson, Anderson & Stowe XI, L.P. are also Series D Preferred shareholders. Under the terms of this agreement, the Company will receive strategic, managerial and operational advice in exchange for an annual fee of $500. The Company paid cash and incurred an expense of $500 related to this management fee for both years ended December 31, 2013 and 2014.

On September 8, 2011, the Company issued a $5.0 million note payable to WCAS Capital Partners IV, L.P., a Series D Preferred shareholder (See discussion of “Other Note Payable” in note 5). Certain affiliates of WCAS Capital Partners IV, L.P. are also Series D Preferred shareholders.

10.	STOCKHOLDERS’ EQUITY/(DEFICIT)

Common Stock, Series A, Series B, Series C, Series C-1 and Series C-2 Convertible Preferred Stock prior to 2014 Reorganization

The Company was authorized to issue up to 867,390,990 shares of stock, consisting of 405,390,990 shares of Preferred Stock, par value $0.00001 per share, and 462,000,000 shares of common stock, par value $0.00001 per share. The Preferred Stock was designated into four classes, 9,550,002 Series A Preferred Stock, 85,386,945 Series B Preferred Stock, 154,854,367 Series C Preferred Stock, 77,997,380 Series C-1 Preferred Stock, and 77,602,296 Series C-2 Preferred Stock.

In November 2012, the Company completed the second closing of its sale of Series C Preferred Shares. At the second closing, the Company issued 48,866,132 and 3,704,154 shares of Series C Preferred Stock for $70,123 in cash and the cancellation of $5,315 of convertible debt, including accrued interest of $613. As a result of not participating in the second closing, one investor had its Series C Preferred Stock (121,951 shares) converted into Series C-2 Preferred Stock. The Company incurred costs of $215 in connection with the second closing which it recorded in additional paid-in capital.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Dividend Rights

Holders of Series C Preferred Stock were entitled to receive cumulative dividends at the dividend rate per annum of 8% compounded semi-annually, payable when, as and if declared by the Board of Directors. In the event dividends were declared and paid, the dividends would have been paid through the delivery of a number of shares of Series C Preferred stock equal to the amount of the dividend paid divided by $1.435. Holders of Series C were not entitled to receive any other dividends.

Holders of Series C-1 Preferred Stock were entitled to receive cumulative dividends at the dividend rate per annum of 8% compounded semi-annually, payable when, as and if declared by the Board of Directors. In the event dividends were declared and paid, the dividends would have been paid through the delivery of a number of shares of Series C-1 Preferred Stock equal to the amount of the dividend paid divided by $1.435. Holders of Series C-1 were not entitled to receive any other dividends.

Holders of Series C-2 Preferred Stock were entitled to receive cumulative dividends at the dividend rate per annum of 8% compounded semi-annually, payable when, as and if declared by the Board of Directors. In the event dividends were declared and paid, the dividends would have been paid through the delivery of a number of shares of Series C-2 Preferred Stock equal to the amount of the dividend paid divided by $1.435. Holders of Series C-2 Preferred Stock were not entitled to receive any other dividends.

Beginning September 8, 2011, holders of Series B Preferred Stock were entitled to receive cumulative dividends at the dividend rate per annum of 4% compounded semi-annually, payable when, as and if declared by the Board of Directors. In the event dividends were declared and paid, the dividends would have been paid through the delivery of a number of shares of Series B Preferred Stock equal to the amount of the dividend paid divided by $1.21286. Holders of Series B Preferred Stock were not entitled to receive any other dividends.

After payment of Preferred Stock dividends, the holders of common stock and Series A Preferred Stock would have been entitled to receive when, as and if declared by the Board of Directors, such dividends as could have been declared from time to time by the Board of Directors; provided, however, that (i) no dividends would have been paid on the common stock or Series A Preferred Stock so long as any shares of Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series B Preferred Stock remained outstanding and (ii) all such additional dividends would have been payable to all holders of Preferred Stock and common stock on an as-converted to common stock basis.

Conversion

Shares of Series A Preferred Stock were convertible at any time after issuance at the option of the holder into shares of common stock at an initial price of ($1.5767) per share subject to adjustment for any stock split, dividends, combinations, recapitalizations or similar events with respect to such series of Preferred Stock.

Shares of Series B Preferred Stock were convertible at any time after issuance at the option of the holder into a number of shares of common stock equal to the Series B Invested Amounts ($1.21286) plus any accrued dividends divided by the Series B Conversion Price ($1.5767). The Series B Invested Amount and Series B Conversion Price were subject to adjustment for any stock split, dividends, combinations, recapitalizations or similar events with respect to such series of Preferred Stock. In the event that the fair market value of the common stock to be issued upon conversion exceeded $1.81929 per share, the number of shares to be issued would be equal to the number of Series B Preferred Shares converted.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Shares of Series C Preferred Stock, were convertible at any time after issuance at the option of the holder into a number of shares of common stock equal to the Series C Invested Amount ($1.435) plus the Series C accruing dividends divided by the Series C Conversion Price then in effect ($1.866); provided, however, if at the time of conversion the fair market value of the common stock to be issued upon conversion of a share of Series C Preferred Stock (including shares of Series C Preferred Stock issued on account of the Series C accruing dividends) equaled or exceeded $2.87 per share, the calculation of the conversion rate applicable to such shares of Series C Preferred Stock would not have included the Series C accruing dividends.

Shares of Series C-1 Preferred Stock were convertible at any time after issuance at the option of the holder into a number of shares of common stock equal to the Series C-1 Invested Amount ($1.435) plus the Series C-1 accruing dividends divided by the Series C-1 Conversion Price then in effect; provided, however if at the time of conversion the fair market value of the common stock to be issued upon conversion of a share of Series C-1 Preferred Stock (including shares of Series C-1 Preferred Stock issued on account of the Series C-1 accruing dividends) equaled or exceeded $2.87 per share, the calculation if the conversion rate applicable to such shares of Series C-1 Preferred Stock would not have included the Series C-1 accruing dividends. At issuance, the Series C-1 Conversion Price would have equaled either (i) the next round of financing price if the price is less than $1.425 and greater than or equal to $1.148 per share or (ii) in the event the next round financing price was less than $1.148, $1.148 multiplied by a fraction where the numerator was the number of common share equivalents outstanding immediately prior to the financing plus the number of common share equivalents the proceeds from the financing could acquire if the price was $1.148 per share and the denominator was the number of common share equivalents outstanding immediately prior to the financing plus the number of common equivalents issued in the financing.

Shares of Series C-2 Preferred Stock, were convertible at any time after issuance at the option of the holder into a number of shares of common stock equal to the Series C-2 Invested Amount ($1.435) plus the Series C-2 accruing dividends divided by the Series C-2 Conversion Price then in effect; provided, however, if at the time of the conversion the fair market value of the common stock to be issued upon conversion of a share of Series C-2 Preferred Stock (including shares of Series C-2 Preferred Stock issued on account of the Series C-2 accruing dividends) equaled or exceeded $2.87 per share, the calculation of the conversion rate applicable to such shares of Series C-2 Preferred Stock would not have included the Series C-2 accruing dividends.

In the event the Company issued any additional stock at a price less than the applicable Conversion Price, such Conversion Price would have been adjusted to a price by multiplying the Conversion Price by a fraction equal to (i) the number of shares outstanding on an as converted basis plus the number of shares of common stock that the consideration received from the issuance of the additional shares would purchase at the applicable Conversion Price; divided by (ii) the number of shares of common stock outstanding on an as converted basis plus the number of additional shares issued.

Automatic Conversion

Each share of Series C, C-1 and C-2 Preferred Stock was automatically convertible into shares of common stock upon an initial public offering, provided the offering price was for not less than $2.87 per share and the offering was for not less than $75,000 in the aggregate.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

Liquidation

Upon a liquidation event, as was defined in the Fourth Amended and Restated Certificate of Incorporation, any proceeds would have been distributed to the holders of the Company’s shares in the following preferential order and amounts:

1)	holders of Series C Preferred Stock and Series C-1 Preferred Stock would have received an amount equal to the greater of (a) the original issue price of $1.435 per share plus the Series C and Series C-1 accruing dividends through the date of the liquidation event but unpaid thereon, whether or not declared or (b) amount per share as would have been payable had each such share been converted into common stock immediately prior to the liquidation event;

2)	holders of Series C-2 Preferred Stock would have received an amount equal to the greater of (a) the original issue price of $1.435 per share plus the Series C-2 accruing dividends through the date of the liquidation event but unpaid thereon, whether or not declared or (b) amount per share as would have been payable had each such share been converted into common stock immediately prior to the liquidation event;

3)	holders of Series B Preferred Stock would have received an amount equal to the greater of (a) the original issue price of $1.21286 per share plus the Series B accruing dividends through the date of the liquidation event but unpaid thereon, whether or not declared or (b) amount per share as would have been payable had each such share been converted into common stock immediately prior to the liquidation event;

4)	holders of Series A Preferred Stock would have received an amount equal to the greater of (a) the original issue price of $1.21286 per share plus the Series A accruing dividends through the date of the liquidation event but unpaid thereon, whether or not declared or (b) amount per share as would have been payable had each such share been converted into common stock immediately prior to the liquidation event;

5)	the remaining proceeds available would have been distributed among the holders of common stock, pro rata based on the number of shares held by each such holder.

At December 31, 2013, the liquidation value of the Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series B Preferred Stock, and Series A Preferred Stock was $173,068, $0, $210, $91,032, and $11,583, respectively.

On June 19, 2014, all of the holders of the Company’s preferred stock converted their interests in these securities into equivalent securities in Holdings (See Note 2). Immediately following the 2014 Reorganization, the Company’s issued and outstanding capital stock solely consisted of 6,923,076 shares of common stock held by Holdings.

Pursuant to Holdings’ Amended and Restated Limited Liability Company Agreement, Holdings will liquidate upon the earlier of the affirmative vote by five of the seven members of Holdings’ board of managers or 18 months from the completion of a public stock offering (unless extended to 21 months upon the written request of the holders of a majority of the outstanding Series B Preferred Units). Upon liquidation, holders of Holdings’ limited liability company units will be entitled to an allocable portion of Valeritas, Inc. common stock held by Holdings. The amount of Valeritas, Inc. common stock distributed to a particular unit holder upon a liquidation of Holdings will be determined based upon the aggregate liquidation preference of the units held by such unit holder and the market value of Valeritas, Inc.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

common stock at the time of liquidation. The sum of all calculated liquidation values described above will be satisfied by the 6,923,076 shares of common stock held by Holdings.

Redemption

The Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series B Preferred Stock, Series A Preferred Stock and common stock were not redeemable at the option of the holder.

Voting Rights

The holders of each share of Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, and Series C-2 Preferred Stock would have had the right to one vote for each share of common stock into which such Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, and Series C-2 Preferred Stock would then have been converted. Holders of Series A Preferred Stock were not entitled to vote on any matter except as required by General Corporation Law.

Common Stock and Series D Convertible Preferred Stock following the 2014 Reorganization

The Company is authorized to issue up to 44,461,523 shares of stock, consisting of 6,000,000 shares of Series D Preferred Stock, par value $0.00001 per share, and 38,461,538 shares of common stock, par value $0.00001 per share.

Common Stock

Immediately following the 2014 Reorganization (see note 2) the Company’s issued and outstanding capital stock solely consisted of 6,923,076 shares of common stock held by Holdings.

Series D Preferred Stock

Following the 2014 Reorganization, the Company entered into a preferred stock purchase and sale agreement for the private placement of up to 4,500,000 shares of the Company’s Series D Preferred Stock, or the Series D Financing. The Company closed the sale of the first 2,195,122 shares of Series D Preferred Stock on June 23, 2014 for gross proceeds of $22.0 million and the sale of an additional 548,780 shares on July 9, 2014 for gross proceeds of $5.4 million. The Company closed the sale of an additional 1,560,976 shares of Series D Preferred Stock on December 8, 2014 for gross proceeds of $15.6 million.

Series D Dividend Rights

Holders of Series D Preferred Stock are entitled to receive cumulative dividends at the dividend rate per annum of 8% compounded semi-annually, payable when, as and if declared by the Board of Directors. In the event dividends are declared and paid, the dividends will be paid through the delivery of a number of shares of Series D Preferred stock equal to the amount of the dividend paid divided by $10.00. Holders of Series D are not entitled to receive any other dividends.

Series D Conversion

Shares of Series D Preferred Stock are convertible at any time after issuance at the option of the holder into a number of shares of common stock equal to the Series D Invested Amount ($10.00) plus the Series D accruing dividends through the date of conversion divided by the Series D Conversion Price then

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

in effect (currently $13.00). Each share of Series D Preferred Stock will automatically convert into shares of common stock upon an initial public offering.

Series D Liquidation

Holders of Series D Preferred Stock will receive an amount equal to the greater of (a) the original issue price of $10.00 per share plus the Series D accruing dividends through the date of the liquidation event but unpaid thereon, whether or not declared or (b) amount per share as would have been payable had each such share been converted into common stock immediately prior to the liquidation event.

Series D Redemption

The Series D Preferred Stock is not redeemable at the option of the holder.

Series D Voting Rights

Holders of each share of Series D Preferred Stock have the right to one vote for each share of common stock into which such Series D Preferred Stock would then have been converted.

Equity Compensation Plans

The 2008 Plan

The 2008 Plan (the 2008 Plan) is administered by the Compensation Committee of the Board of Directors. The 2008 Plan provides for the granting of incentive stock options, nonqualified stock options, stock awards, stock appreciation rights, and other equity awards to employees, consultants, advisors, and nonemployee members of the Board of Directors. Following an amendment to the 2008 Plan that was adopted on May 24, 2013, the Company may grant securities which are exchangeable for up to 24,565,450 shares of common stock under the 2008 Plan. The exercise price of stock options or stock appreciation rights must be equal to or greater than the fair market value at the time of the grant. Options vest as determined by the Compensation Committee and as specified in the individual grant instrument. Options granted have initial vesting periods for the first 25% that vary for each grantee with vesting of approximately 2% per month thereafter for the following three years. Options expire ten years from the date of the grant.

The entirety of the 2008 Plan was transferred to Holdings as part of the 2014 Reorganization (see note 2). Options outstanding, vesting provisions and all terms of the 2008 Plan remain intact. The existing options are now exercisable for Holdings LLC units in the same proportion within the plan as they had been just prior to the transfer. Individuals holding options in the 2008 Plan are all employees of the Company and as such the Company continues to benefit from their employment and accordingly, continues to recognize the compensation expense associated with those options in its Consolidated Statements of Operations and provide all required disclosures in the notes to the consolidated financial statements.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was estimated based on historical volatility of companies that are similar to the Company. The expected term was estimated

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

based on managements’ knowledge and expectations, and issuances at similar public companies. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term which approximates the expected term of the option.

The weighted average assumptions used in the Black-Scholes option pricing model related to awards issued under the 2008 Plan for the years ended December 31, 2013 and 2014 are as follows:

	Year Ended December 31,
	2013	2014
Dividend yield	—	—
Expected volatility	109%	99%
Risk-free rate of return	1.1%	1.7%
Expected term (years)	6.0	6.1

The Company recognized share based compensation expense related to awards issued under the 2008 Plan for the years ended December 31, 2013 and 2014 of $2,017 and $2,304, respectively. As of December 31, 2013 and 2014, there remained $5,806 and $3,614, respectively, of unrecognized share-based compensation expense related to unvested stock options issued under the 2008 Plan to be recognized as expense over a weighted average period of 2.78 years and 1.99 years, respectively.

Stock option activity under the 2008 Plan as of December 31, 2012 and 2013 and December 31, 2014 was as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
Outstanding—December 31, 2012	14,914,828	0.98	7.88 years	3,411

Granted	8,516,161	1.87
Exercised	(6,538)	0.39		3
Canceled/forfeited	(1,216,236)	0.98

Outstanding—December 31, 2013	22,208,215	1.27	7.71 years	—

Granted	842,641	1.87
Exercised	(98,089)	0.39		18
Canceled/forfeited	(1,295,085)	0.92

Outstanding—December 31, 2014	21,657,682	1.33	6.85 years	—

Exercisable December 31, 2014	14,923,572	1.11	6.24 years	—

Vested and expected to vest at December 31, 2014	21,442,646	1.33	6.83 years	—

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The weighted average grant date fair value of options granted under the 2008 Plan as of December 31, 2013 and 2014 was $0.65 and $0.07, respectively.

The cash received upon the exercise of options for the years ended December 31, 2013 and 2014 was $3 and $38, respectively. The cash received from any future exercises of these options will be recorded by Holdings. Following the 2014 Reorganization no more options may be granted under the 2008 Plan. The final option grant under the 2008 Plan was made on May 27, 2014.

The 2014 Plan

The Company has a 2014 Equity Compensation Plan (the 2014 Plan), which is administered by the Compensation Committee of the Board of Directors. The 2014 Plan provides for the granting of incentive stock options, nonqualified stock options, stock awards, stock appreciation rights, and other equity awards to employees, consultants, advisors, and nonemployee members of the Board of Directors. The exercise price of stock options or stock appreciation rights must be equal to or greater than the fair market value at the time of the grant. Options vest as determined by the Compensation Committee and as specified in the individual grant instrument. Options granted have initial vesting periods that vary for each grantee with monthly vesting thereafter. Options expire ten years from the date of the grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was estimated based on historical volatility of publically traded companies that are similar to the Company. The expected term was estimated based on managements’ knowledge and expectations, and issuances at similar public companies. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term which approximates the expected term of the option.

The weighted average assumptions used in the Black-Scholes option pricing model related to awards issued under the 2014 Plan for the year ended December 31, 2014 are as follows:

Year Ended December 31, 2014
Dividend yield	—
Expected volatility	78%
Risk-free rate of return	0.9%
Expected term (years)	6.0

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The Company recognized share based compensation expense related to awards issued under the 2014 Plan for the year ended December 31, 2014 of $2,482. As of December 31, 2014, there remained $3,966 of unrecognized share-based compensation expense related to unvested stock options issued under the 2014 Plan to be recognized as expense over a weighted average period of 2.08 years. Stock option activity under the 2014 Plan as of December 31, 2014 was as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
Outstanding—December 31, 2013	—	$—	—	$—
Granted	1,167,615	11.21	—
Exercised	—	—
Canceled/forfeited	(6,307)	11.14

Outstanding—December 31, 2014	1,161,308	11.21	9.59 years	1,827

Exercisable December 31, 2014	—	—	—	—

Vested and expected to vest at December 31, 2014	850,777	11.21	9.58 years	1,338

The weighted average grant date fair value of options granted under the 2014 Plan as of December 31, 2014 was $7.58. There have been no option exercises under the 2014 Plan.

Common Stock Warrants

Common stock warrant activity for the years ended December 31, 2013 and 2014 is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
Outstanding and exercisable—December 31, 2012	—	—	—
Warrants issued to Capital Royalty Partners	3,588,870	0.013	10.00 years

Outstanding and exercisable—December 31, 2013	3,588,870	0.013	9.70 years	—
Warrants cancelled in reorganization (see note 5)	(3,588,870)	0.013
Warrants issued in conjunction with Series D financing (see note 5)	152,821	0.013
Warrants issued in conjunction with Series D financing (see note 5)	24,526	0.013

Outstanding and exercisable—December 31, 2014	177,347	0.013	9.55 years	2,223

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The Company used the Black-Scholes option pricing model to calculate the fair value of its equity-classified warrants issued in 2013 and 2014. Key assumptions used to apply this model upon issuance were as follows:

	2013	2014
Dividend yield	—	—
Expected volatility	80.0%	70.0%
Risk-free rate of return	2.81%	2.64%
Expected term (years)	10.0	10.0

11.	INCOME TAXES

Income tax expense attributable to pretax loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

	Year ended December 31,
	2013	2014
Computed “expected” tax expense	$(29,782)	$(22,294)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance	26,307	22,249
State taxes, net of federal benefit	(153)	(223)
Federal research and development credits	(151)	(125)
Change in state rate	3,300	(106)
Other, net	479	499

Total income tax expense/(benefit)	$—	$—

The Company received a Massachusetts Life Sciences Center (MLSC) grant in 2012. The tax incentive received from the MLSC was in the form of refundable Massachusetts research and development tax credits and was recorded through other income. As a result of the restructuring that occurred during 2013, the Company determined that it would not meet the criteria necessary to retain the refund received, and therefore recorded a reversal of the majority of the refund in 2013 through other income.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2014 are presented below (in thousands):

	December 31,
	2013	2014
Deferred tax assets:
Intangible assets	$9,013	$9,893
Net operating loss carryforwards	64,374	84,995
Federal and state credit carryforwards	1,937	2,131
Plant and equipment, due to depreciation and impairment	1,267	1,038
Inventory reserves	1,697	1,071
Other deductible temporary differences	2,160	3,569

Total gross deferred tax assets	80,448	102,697
Less valuation allowance	(80,448)	(102,697)

Net deferred tax assets	$—	$—

At December 31, 2014, the Company had net operating loss carryforwards for federal income tax purposes of $243,510 which are available to offset future federal taxable income, if any. The federal net operating losses begin to expire in 2028. The Company had net operating loss carryforwards for state income tax purposes of $41,887 which are available to offset future state taxable income, if any. The state net operating losses begin to expire in 2015. Utilization of the net operating loss carryforwards to offset future taxable income, if any, may be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes that may have occurred or could occur in the future. We performed a Section 382 analysis during December 2014, taking into account the 2014 Recapitalization and the Series D Financing, and have determined that the ownership changes resulting from those transactions did not limit the use of our loss carryforwards as of December 31, 2014. The Company also has federal and state tax credits which may be used to offset future tax liabilities. These tax credit carryforwards will begin to expire in 2028.

The deferred tax asset related to intangible assets includes the tax effect of the excess of liabilities over assets on the date of conversion from an LLC to a C corporation, which became the stepped-up tax basis for the Company. The increase in intangible assets at December 31, 2014 compared to December 31, 2013 relates to research and development expenses capitalized for tax purposes, which will be amortized over a period of ten years.

The valuation allowance for deferred tax assets as of December 31, 2013 and 2014 was $80,448 and $102,697, respectively. The net change in the total valuation allowance was an increase of $26,307 in 2013 and an increase of $22,249 in 2014. The valuation allowance is primarily related to net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that a full valuation allowance is necessary at December 31, 2014.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The Company did not have any unrecognized tax benefits at December 31, 2013 and 2014.

The statute of limitations for assessment by the Internal Revenue Service, or the IRS, and state tax authorities is closed for tax years prior to December 31, 2011 for federal tax purposes and for years prior to December 31, 2011 or 2010 for state tax purposes, although carryforward attributes that were generated in years prior to 2010 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The Company files income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in progress.

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which reinstated, retroactively to January 1, 2012, certain tax benefits that had previously expired. In accordance with the financial accounting standards for income taxes, the Company is required to account for the effects of changes in tax law and rates on deferred tax balances in the period the legislation is enacted.

12.	RESTRUCTURING

In October 2013, the Company implemented a company-wide strategic restructuring of its operations with the intent to significantly lower its cash expenditures while minimizing the impact on sales growth.

The Company’s restructuring and projected cost savings are being achieved through a combination of reduced spending on manufacturing costs and inventory, as well as a reduction in work force.

The Company accounts for costs associated with the restructuring in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 420-10, Accounting for Costs Associated with Exit or Disposal Activities. The Company records employee termination benefits as an operating expense when it communicates the benefit arrangement to the employee and it requires no significant future services, other than a minimum retention period, from the employee to earn the termination benefits. Contract termination and other related costs are based on estimates prepared at the time of the restructuring and periodically updated for changes and also includes amounts recognized as incurred. These costs primarily related to payments made to terminate agreements with certain suppliers. Additionally, as a result of the restructuring, the Company recognized an impairment charge equal to the remaining net book value of certain long-lived assets that the Company deemed to have no remaining useful life, which were substantially all of the fixed assets related to the terminated supply agreements discussed previously.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The components of the Company’s restructuring activity recorded in restructuring expense in the statement of operations and in accrued expenses in the accompanying consolidated balance sheet are presented below (in thousands):

	Restructuring expense – year ended December 31, 2013	Cash payments – year ended December 31, 2013	Noncash charges – year ended December 31, 2013	Restructuring liability at December 31, 2013	Cash payments – year ended December 31, 2014	Restructuring liability at December 31, 2014
Contract termination costs	$3,956	$3,956	$—	$—	$—	$—
Employee severance, benefits and related costs	373	340	—	33	33	—
Impairment of long-lived assets	5,159	—	5,159	—	—	—
Other charges	(89)	24	(113)	—	—	—

Total	$9,399	$4,320	$5,046	$33	$33	$—

13.	EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution retirement plan for employees pursuant to Section 401(k) of the Internal Revenue Code under which eligible employees can defer a portion of their annual compensation. The Company provides an annual matching contribution based on a percentage of the employee’s contributions. The Company recorded an expense for the matching contributions to the plan for the years ended December 31, 2013 and 2014 of $400 and $313, respectively.

14.	FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS OPEN

Fair Value Measurements

The Company uses the market approach technique to value its financial instruments and there were no changes in valuation techniques during 2013 or 2014. The fair value accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available.

The Company’s financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, debt instruments, derivative liabilities, and a warrant liability. For accounts receivable, accounts payable and accrued liabilities, the carrying amounts of these financial instruments as of December 31, 2013 and 2014 were considered

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

representative of their fair values due to their short term to maturity. Cash equivalents are carried at cost which approximates their fair value. The carrying values of long-term debt, including the current portion of long-term debt in short-term borrowings, approximate fair value and are principally measured using Level 2 inputs based on quoted market prices or pricing models using current market rates.

The following tables set forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2013 and 2014. The Company did not have any nonfinancial assets or liabilities that were measured or disclosed at fair value on a recurring basis at December 31, 2013 and 2014. The Company did not have any transfers between levels for the years ended December 31, 2013 and 2014.

	December 31, 2013	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
Derivative liability—WCAS	$650	—	—	650
Derivative liability—Capital Royalty Partners	595	—	—	595
Warrant liability	17	—	—	17

Total liabilities	$1,262	—	—	1,262

	December 31, 2014	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
Derivative liability—WCAS	$56	—	—	56
Derivative liability—Capital Royalty Partners	387	—	—	387

Total liabilities	$443	—	—	443

The Company’s short term investments are classified within Level 1 because they are valued by unadjusted quoted prices for identical assets or liabilities in an active market.

The Company’s derivative and warrant liabilities are classified within Level 3 because they are valued with an option pricing model, where certain inputs to the model are unobservable and reflect the Company’s assumptions as to what market participants would use.

The derivative liabilities for the WCAS and Capital Royalty Partners notes were valued using the modified Black Scholes model for a puttable bond option and were classified as long-term liabilities in the Company’s consolidated balance sheet making up the balance of “derivative liabilities”. Certain assumptions were made by management and used in this valuation technique that are considered unobservable inputs. The risk free rates are based upon the yield on US Treasury STRIPS corresponding to the payment dates. The bond prices are equal to the fair value of the notes at issuance. The strike prices are equal to the aggregate principal amounts of the notes plus any accrued and unpaid interest thereon, plus a prepayment premium which varies based on the dates of redemption. Volatility utilized was 10%, which is the historical volatility of the Credit Suisse High Yield Bond.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The warrant liability is valued using the Black Scholes option pricing model. The fair value of the Series B Preferred Shares at December 31, 2013 is utilized as the stock price. The strike price is equal to the exercise price of the Series B Preferred Warrants. The life of the option is equal to the weighted average remaining contractual life of the warrants which was 4.66 years as of December 31, 2013. The volatility utilized is based upon the volatilities observed from publicly traded companies that are comparable to the Company. To date, the Company has not declared or paid dividends to any of its shareholders so the assumed dividend rate is zero. The short term risk-free rate utilized is the yield on US Treasury STRIPS corresponding to the life of the option.

The following table presents the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), as of December 31, 2013 and 2014:

Balance, December 31, 2012	1,430
Increase for recording derivative liability—Capital Royalty	607
Decrease for fair value adjustment of derivative liability—Capital Royalty	(12)
Decrease for fair value adjustment of derivative liability—WCAS	(50)
Decrease for fair value adjustment of warranty liability	(713)

Balance, December 31, 2013	$1,262
Decrease for fair value adjustment of derivative liability—Capital Royalty	(208)
Decrease for fair value adjustment of derivative liability—WCAS	(594)
Decrease for fair value adjustment of warranty liability	(17)

Balance, December 31, 2014	$443

The carrying values of the senior secured debt and WCAS Note at December 31, 2013 and 2014 were $46,607 and $4,357, and $47,704 and $5,141, respectively. The fair value of the senior secured debt was approximately $46,733 and $49,620 as of December 31, 2013 and 2014, respectively, which was based on a discounted cash flow model. The carrying value of the WCAS note approximated its respective fair value at December 31, 2013 and 2014. The long-term debt, including the portion of long-term debt in short-term borrowings is principally measured using Level 2 inputs based on quoted market prices or pricing models using current market rates.

15.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases buildings in Shrewsbury, Massachusetts and Bridgewater, New Jersey and equipment under operating lease agreements, expiring through 2017. In addition to rental expense, the Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of the leases. The rental payments include the minimum rentals plus common area maintenance charges. Some of the leases include renewal options. Rental expense under operating leases amounted to $1,078 and $1,095 for the years ended December 31, 2013 and 2014, respectively.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

At December 31, 2014, the Company had the following minimum lease commitments:

Year ending December 31:
2015	$1,151
2016	1,161
2017	1,020
2018	121
Thereafter	—

$3,453

Capital Leases

The Company is the lessee of manufacturing equipment under a capital lease that began in January 2014 and expires in March 2016. The asset under this capital lease was recorded at the present value of the minimum lease payments, which amounted to $332 upon commencement and is depreciated over the term of the lease. Depreciation expense for assets under capital leases amounted to $153 for the year ended December 31, 2014. The carrying value of the asset at December 31, 2014 was $179.

Minimum future lease payments under capital leases as of December 31, 2014 are as follows:

Year ending December 31:
2015	$153
2016	26
Thereafter	—

$179

Licensing Agreement

Pursuant to a formation agreement, dated as of August 22, 2006 (the Formation Agreement), BioValve and BTI Technologies Inc. (BTI), a wholly owned subsidiary of BioValve, contributed to Valeritas, LLC all of their right, title and interest in and to all of the assets, properties and rights of BioValve and BTI to the extent related to BioValve’s drug delivery/medical device initiative, consisting of patents and equipment, hereafter referred to as the Device Assets (Device Assets).

On August 22, 2008, the Formation Agreement was amended and the Company agreed to pay BioValve an amount equal to 9% of any cash upfront license or signing fees and any cash development milestone payments received by the Company in connection with licenses or grants of third party rights to the use in development or commercialization of the Rapid Infuser Technology. In certain circumstances the Company would owe 10% of such payments received. As of December 31, 2013 and 2014, no amounts were owed under this agreement. Although the Company believes the intellectual property rights around this technology have value, the technology licensed under this agreement is not used in the V-Go or any current products under development.

16.	SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 9, 2015, the date that the audited annual consolidated financial statements were issued.

The Company closed the sale of an additional 195,122 shares of Series D Preferred Stock on January 2, 2015 for gross proceeds of $2.0 million.

VALERITAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

The Company closed the sale of an additional 85,000 shares of Series D Preferred Stock on February 28, 2015 for gross proceeds of $0.9 million.

On February 28, 2015, the Company issued warrants to purchase 1,802 shares of common stock at an exercise price of $0.013 per share.

On February 28, 2015, the Company issued warrants to purchase 3,750 shares of Series D Preferred Stock at an exercise price of $10.00 per share.

In connection with the Company’s proposed IPO:

(i)	The Company effected a 1-for-1.3 reverse stock split of its issued and outstanding common stock on March 6, 2015. All share and per share amounts related to issued and outstanding common stock and outstanding options and warrants exercisable for common stock included in these financial statements and notes to the financial statements and have been retroactively adjusted for all periods presented to reflect the reverse stock split. The conversion ratios of the Company’s preferred stock have also been adjusted to reflect the reverse stock split (see Note 10).

(ii)	On March 6, 2015, the Company filed an amendment to the Fifth Restated Certificate of Incorporation to effect the aforementioned stock split, increase the authorized number of shares of common stock to 200,000,000, increase the authorized number of shares of preferred stock to 10,000,000 and amend certain approval rights for the Series D Preferred Stock in order to permit the issuance of Common Stock as part of the IPO.

valeritas

V-Go® actual size

VGO®
DISPOSABLE INSULIN DELIVERY
FREEDOM TO GO

ART-702 Rev: A 07/2014 © 2014 Valeritas, Inc.

5,000,000 Shares

VALERITAS, INC.

Common Stock

PROSPECTUS

Until                 , 2015 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Leerink Partners

Oppenheimer & Co.

                , 2015

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee	$10,690
FINRA filing fee	14,300
Initial NASDAQ Global Market listing fee	125,000
Accountants’ fees and expenses	600,000
Legal fees and expenses	1,000,000
Transfer Agent’s fees and expenses	5,000
Printing and engraving expenses	150,000
Miscellaneous	60,010

Total expenses	$1,965,000

Item 14.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent	Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by us since January 1, 2012. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Capital Stock.

•

On November 16, 2012, we issued 48,866,132 shares of Series C Preferred Stock for aggregate consideration of $70.1 million and issued 3,704,154 shares relating to the cancellation of convertible debt, in each case to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On June 19, 2014, in connection with the 2014 Reorganization, we issued 6,923,076 shares of our common stock to Valeritas Holdings, LLC, which is owned by the pre-2014 Reorganization holders of our Series A, B, C, C-1 and C-2 Preferred Stock, pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On June 23, 2014, we issued 2,195,122 shares of Series D Preferred Stock for aggregate consideration of $22.0 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On July 9, 2014, we issued 548,780 shares of Series D Preferred Stock for aggregate consideration of $5.4 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On August 5 and December 8, 2014, we issued warrants to purchase 152,821 shares and 24,526 shares, respectively, of our common stock at an exercise price of $0.013 per share to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On December 8, 2014, we issued 1,560,976 shares of Series D Preferred Stock for aggregate consideration of $15.6 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On January 2, 2015, we issued 195,122 shares of Series D Preferred Stock for aggregate consideration of $2.0 million to an accredited investor pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On February 28, 2015, we issued 85,000 shares of Series D Preferred Stock for aggregate consideration of $0.9 million to an accredited investor pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On February 28, 2015, we issued warrants to purchase 1,802 shares of our common stock at an exercise price of $0.013 per share to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

•

On February 28, 2015, we issued warrants to purchase 3,750 shares of our Series D Preferred Stock at an exercise price of $13.00 per share to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

(b) Stock Option Grants.

From January 1, 2012 through June 19, 2014, we granted stock options to purchase an aggregate of 16,224,482 shares of our common stock at a weighted-average exercise price of $2.43 per share, to certain of our employees, directors and consultants in connection with services provided to us by such persons. Of these, 220,798 options to purchase shares of common stock have been exercised through June 19, 2014, at a weighted-average exercise price of $0.38 per share.

In connection with the 2014 Reorganization, all of the outstanding options to purchase our common stock granted prior to June 19, 2014 were converted into options to purchase limited liability company units of Valeritas Holdings, LLC, or Holdings. Holders of limited liability company units of Holdings are entitled to their allocable portion of Holdings’ distributions and, upon the liquidation of Holdings, their allocable portion of the 6,923,076 shares of our common stock held by Holdings.

From June 19, 2014 through March 9, 2015, we granted options to purchase an aggregate of 1,174,231 shares of our common stock at a weighted-average exercise price of $11.22 per share, to certain of our employees and directors in connection with services provided to us by such persons. As of March 9, 2015, none of these options had been exercised.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits.

Exhibit Number		Description of Exhibit

1.1		Form of Underwriting Agreement

3.1	**	Fifth Amended and Restated Certificate of Incorporation (currently in effect)

3.2		Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation (currently in effect)

3.3	**	Amended and Restated Bylaws (currently in effect)

3.4		Form of Restated Certificate of Incorporation (to be effective upon the closing of this offering)

3.5		Form of Amended and Restated Bylaws (to be effective upon the closing of this offering)

4.1		Specimen Stock Certificate evidencing the shares of common stock

4.2	**	Investors’ Rights Agreement, dated as of June 23, 2014, by and among the Registrant, Valeritas Holdings, LLC, the stockholders listed on Schedule A thereto and the members listed on Schedule B thereto

4.3	**	Form of Warrant dated June 20, 2013 issued by the Registrant to entities affiliated with Capital Royalty Partners

4.4	**	Form of Common Stock Purchase Warrant issued by the Registrant to entities affiliated with Capital Royalty Partners on August 5, 2014, December 8, 2014 and February 28, 2015

5.1		Opinion of Latham & Watkins LLP

10.1	**	Term Loan Agreement, dated as of May 24, 2013, among the Registrant, as borrower, Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto

10.2	**	Consent, Waiver and Amendment Agreement, dated as of June 19, 2014, among the Registrant, and Capital Royalty Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and Capital Royalty Partners II (Cayman) L.P.

10.3	**	Note, dated as of September 8, 2011, by and between the Registrant and WCAS Capital Partners IV, L.P.

10.4	**	Amendment No. 1 to Note, dated May 24, 2013, by and between Registrant and WCAS Capital Partners IV, L.P.

Exhibit Number	Description of Exhibit

10.5#	2014 Incentive Compensation Plan and form of Notice of Grant, Stock Option Agreement and Stock Purchase Agreement thereunder

10.6#	Non-Employee Director Compensation Program

10.7#	Form of Indemnification Agreement for Directors and Officers

10.8**	Lease, dated as of December 22, 2006, by and among Valeritas, LLC, The Taming of the Shrewsbury, LLC, O’Neill Partners, LLC and Chanski, LLC, as amended on April 24, 2009, in respect of the building located at 800 Boston Turnpike, Shrewsbury, Massachusetts 01545

10.9#	Employment Agreement, dated March 4, 2015, between the Registrant and Kristine Peterson

10.10#	Employment Agreement, dated March 4, 2015, between the Registrant and John Timberlake

10.11#	Employment Agreement, dated March 4, 2015, between the Registrant and Geoffrey Jenkins

10.12#	Employment Agreement, dated March 4, 2015, between the Registrant and William Duke

10.13#	Employment Agreement, dated March 4, 2015, between the Registrant and Kurt Andrews

10.14#**	Valeritas, Inc. Amended and Restated 2008 Equity Compensation Plan, as amended

10.15**	Series D Preferred Stock Purchase Agreement, dated June 23, 2014, as amended on July 3, 2014

10.16**	Voting Agreement, dated June 23, 2014, by and among the Registrant, the holders of the Registrant’s Series D Preferred Stock and Common Stock listed on Schedule A thereto and the holders of the Registrant’s Common Stock and holders of options to acquire the Registrant’s Common Stock listed on Schedule B thereto

10.17**	Agreement and Plan of Merger and Reorganization, dated June 9, 2014, by and among the Registrant, Valeritas Holdings, LLC and Valeritas Merger Sub, Inc.

10.18**	Amended and Restated Limited Liability Company Agreement of Valeritas Holdings, LLC, dated as of June 19, 2014

10.19**	Valeritas Holdings, LLC Voting Agreement, dated June 19, 2014

10.20**	Resource Group Management Services Agreement, dated September 8, 2011, by and between the Registrant and WCAS Management Corporation

10.21**	Formation Agreement, dated August 22, 2006, by and among the Registrant, BTI Tech, Inc. and BioValve Technologies, Inc.

10.22**	First Amendment to Formation Agreement, dated August 26, 2008, by and between the Registrant and BioValve Technologies, Inc.

21.1**	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

**	Previously filed.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgewater, State of New Jersey, on March 9, 2015.

VALERITAS, INC.

By:	/s/ Kristine Peterson
Kristine Peterson
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Kristine Peterson	Chief Executive Officer and Director (principal executive officer)	March 9, 2015
Kristine Peterson

/s/ William Duke	Chief Financial Officer (principal financial and accounting officer)	March 9, 2015
William Duke

*	Chairman of the Board	March 9, 2015
Daniel Pelak

*	Director	March 9, 2015
John Barr

*	Director	March 9, 2015
Todd Foley

*	Director	March 9, 2015
Ittai Harel

*	Director	March 9, 2015
Steve LaPorte

*	Director	March 9, 2015
Paul Queally

*	Director	March 9, 2015
John Ryan

*	Director	March 9, 2015
Sean Traynor

*By:	/s/ William Duke
William Duke Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1**	Fifth Amended and Restated Certificate of Incorporation (currently in effect)

3.2	Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation (currently in effect)

3.3**	Amended and Restated Bylaws (currently in effect)

3.4	Form of Restated Certificate of Incorporation (to be effective upon the closing of this offering)

3.5	Form of Amended and Restated Bylaws (to be effective upon the closing of this offering)

4.1	Specimen Stock Certificate evidencing the shares of common stock

4.2**	Investors’ Rights Agreement, dated as of June 23, 2014, by and among the Registrant, Valeritas Holdings, LLC, the stockholders listed on Schedule A thereto and the members listed on Schedule B thereto

4.3**	Form of Warrant dated June 20, 2013 issued by the Registrant to entities affiliated with Capital Royalty Partners

4.4**	Form of Common Stock Purchase Warrant issued by the Registrant to entities affiliated with Capital Royalty Partners on August 5, 2014, December 8, 2014 and February 28, 2015

5.1	Opinion of Latham & Watkins LLP

10.1**	Term Loan Agreement, dated as of May 24, 2013, among the Registrant, as borrower, Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto

10.2**	Consent, Waiver and Amendment Agreement, dated as of June 19, 2014, among the Registrant, and Capital Royalty Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and Capital Royalty Partners II (Cayman) L.P.

10.3**	Note, dated as of September 8, 2011, by and between the Registrant and WCAS Capital Partners IV, L.P.

10.4**	Amendment No. 1 to Note, dated May 24, 2013, by and between Registrant and WCAS Capital Partners IV, L.P.

10.5#	2014 Incentive Compensation Plan and form of Notice of Grant, Stock Option Agreement and Stock Purchase Agreement thereunder

10.6#	Non-Employee Director Compensation Program

10.7#	Form of Indemnification Agreement for Directors and Officers

10.8**	Lease, dated as of December 22, 2006, by and among Valeritas, LLC, The Taming of the Shrewsbury, LLC, O’Neill Partners, LLC and Chanski, LLC, as amended on April 24, 2009, in respect of the building located at 800 Boston Turnpike, Shrewsbury, Massachusetts 01545

10.9#	Employment Agreement, dated March 4, 2015, between the Registrant and Kristine Peterson

10.10#	Employment Agreement, dated March 4, 2015, between the Registrant and John Timberlake

10.11#	Employment Agreement, dated March 4, 2015, between the Registrant and Geoffrey Jenkins

10.12#	Employment Agreement, dated March 4, 2015, between the Registrant and William Duke

10.13#	Employment Agreement, dated March 4, 2015, between the Registrant and Kurt Andrews

Exhibit Number	Description of Exhibit

10.14#**	Valeritas, Inc. Amended and Restated 2008 Equity Compensation Plan, as amended

10.15**	Series D Preferred Stock Purchase Agreement, dated June 23, 2014, as amended on July 3, 2014

10.16**	Voting Agreement, dated June 23, 2014, by and among the Registrant, the holders of the Registrant’s Series D Preferred Stock and Common Stock listed on Schedule A thereto and the holders of the Registrant’s Common Stock and holders of options to acquire the Registrant’s Common Stock listed on Schedule B thereto

10.17**	Agreement and Plan of Merger and Reorganization, dated June 9, 2014, by and among the Registrant, Valeritas Holdings, LLC and Valeritas Merger Sub, Inc.

10.18**	Amended and Restated Limited Liability Company Agreement of Valeritas Holdings, LLC, dated as of June 19, 2014

10.19**	Valeritas Holdings, LLC Voting Agreement, dated June 19, 2014

10.20**	Resource Group Management Services Agreement, dated September 8, 2011, by and between the Registrant and WCAS Management Corporation

10.21**	Formation Agreement, dated August 22, 2006, by and among the Registrant, BTI Tech, Inc. and BioValve Technologies, Inc.

10.22**	First Amendment to Formation Agreement, dated August 26, 2008, by and between the Registrant and BioValve Technologies, Inc.

21.1**	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

**	Previously filed.
#	Indicates management contract or compensatory plan.